Banco Itaú S.A.

Management Report — 3rd Quarter of 2002

Ecoonomic Situation	Credit and Provisions Policy	Insurance, Private Plans and Capitalization
Recognition	Funding and Fund Management	Human Resources
Principal Financial Indicators	Capital Markets	Social and Cultural Activity
Assets and Loans	International Presence	Acknowledgements

To our Stockholders:

We are pleased to present the Management Report and financial statements of Banco Itaú S.A. and its subsidiaries for the quarter ended September 30, 2002 in accordance with the regulations established by the Brazilian Central Bank (Bacen) and Exchange Commission (Comissão de Valores Mobiliários) - CVM.

Economic Situation

An adverse international scenario and the uncertainty regarding the economic policy of the new government resulted in a dramatic increase in the sovereign risk, reduced the capital inflow, and led to perceptible devaluation of the Brazilian Real, which were detrimental to the activity, the control of inflation and the public debt.

Inflation accumulated 5.6% over the year up to the third quarter (Amplified Consumer Price Index - IPCA), while the price variation measured by the General Market Price Index (IGP-M), more sensitive to the exchange variation, reached 10.5%.

The basic interest rate (Special System for Settlement and Custody - SELIC) was gradually reduced, up to September, to 18.0%, being increased to 21.0% on October 15. Liquidity was restricted and the limit for exchange exposure of banks was reduced. Government offered securities with maturities up to the end of the year to be exchanged for securities falling due in 2003.

The Government primary surplus reached 3.98% in relation to the GDP (last 12 months), compatible with the new annual target (3.88%). The ratio of debt/GDP reached 63.9% in September, the increase basically arising from the effect of devaluation.

The deficit accumulated for the year in current account transactions reduced from US$ 10 billion to US$ 7.3 billion, indicating that it may reach US$ 10.5 billion in 2002, and ought to be easily financed by the direct investments expected (US$ 15.0 billion). The net international reserves amount to US$ 19.0 billion, well above the new floor (US$ 5 billion).

Recognition

The research made by Interscience, ordered by Carta Capital magazine, classified Banco Itaú, Itaú Seguros and Itaú Previdência e Seguros in the first place among the most admired companies in Brazil, separated by industry of operation.

We present below other important recognition received by Itaú during the last quarter:

-	Best Domestic Bank in Brazil — Euromoney magazine

-	Bank of the Year in Brazil - The Banker magazine

-	Best Corporate Governance of the Bank Industry - Institutional Investor Magazine

-	Marketing Best, for the products First Flexprev Itaú PGBL and Super PIC da Copa Editora Referência/FGV-EAESP/Madia Mundo Marketing

-	“Eco Especial 20 Anos” Award - Raízes e Asas Project — São Paulo American Chamber of Commerce

Principal Financial Indicators

Despite the high volatility of the financial markets, Itaú maintained a strong performance with the constitution of an increased level of provisions in the securities portfolio and annualized profitability of 33.4% during the quarter.

	3rd quarter	Accumulated up to the third quarter
	2002	2002	2001	Change (%)
Results — R$ million
Consolidated net recurring income	640	1,711	1,862	(8.1)
Consolidated net income	639	1,687	2,156	(21.7)
Individual net income	563	1,560	2,249	(30.7)
Net income per thousand shares — R$
Consolidated net income	5.75	15.17	19.12	(20.6)
Book value	76.97	76.97	68.70	12.0
Interest on own capital	0.74	2.36	5.57	(57.6)
Price of Registered Preferred Share (PN) (1)	132.45	132.45	162.54	(18.5)
Total interest on own capital — R$ million	83	263	628	(58.2)
Market capitalization (1) — R$ million	14,731	14,731	18,330	(19.6)
Balance Sheet — R$ million
Total assets	99,014	99,014	81,384	21.7
Total loans	39,687	39,687	33,485	18.5
Allowance for loan losses	3,262	3,262	2,372	37.5
Securities	23,227	23,227	20,237	14.8
Valuation allowance	5,262	5,262	1,519	246.5
Own free, third-party and managed funds	133,864	133,864	118,826	12.7
Subordinated debt	2,148	2,148	935	129.9
Individual stockholders’ equity	9,443	9,443	8,344	13.2
Consolidated stockholders’ equity	8,560	8,560	7,747	10.5
Capital Basis (2)	12,532	12,532	9,908	26.5
Financial ratios (%)
Return on Equity (ROE) recurring (annualized)	33.4	27.5	33.3
Consolidated ROE (annualized)	33.4	27.1	38.7
Return on assets (ROA) (annualized)	2.6	2.3	3.5
Solvency ratio (Basle Ratio) (2)	16.9	16.9	13.4
Efficiency Ratio	49.6	53.1	55.7
Fixed asset ratio (2)	31.8	31.8	39.7

(1)	Calculated based on the average preferred shares trading quotation in September. Itaú maintains the highest market value among the Brazilian banks.
(2)	Adjusted Referencial Equity calculated according to the Resolution 2,837, based on the consolidated economic and financial balance.

Assets and Loans

Total assets reached R$ 99,014 million, a growth of 21.7% during the last 12 months. The credit portfolio increased 18.5% in relation to the same period in 2001, reaching R$ 39,687 million, a growth that mainly resulted from the performance of the corporate segment. The change in foreign trade operations with a growth of 91.8% during the year is noteworthy.

(in R$ Million)	9/30/2002 (A)	12/31/2001 (B)	9/30/2001 (C)	% Growth (A/B)	% Growth (A/C)
Total loans	39,687	34,282	33,485	15.8	18.5
Local currency	27,166	25,878	24,182	5.0	12.3
Individuals	11,905	11,738	11,159	1.4	6.7
Small businesses and middle market	3,245	3,132	3,022	3.6	7.4
Large companies	12,016	11,008	10,001	9.2	20.1

Foreign currency	12,521	8,404	9,303	49.0	34.6
Foreign trade	8,585	4,476	5,196	91.8	65.2
Banco Itaú Buen Ayre	424	732	959	(42.0)	(55.7)
Other	3,512	3,196	3,148	9.9	11.5

Interbank deposits	10,861	10,070	7,181	7.9	51.3
Securities	23,227	19,318	20,237	20.2	14.8

Credit and Provisions Policy

During the quarter, the participation of credits rated at “AA”, “A” and “B” increased to 78.3%. There was also improvement in the default ratios within the loan portfolio, with a decrease from 5.0% to 4.6% in the participation of the installments overdue in the total, as a consequence of greater selectivity adopted at the beginning of the year.

During the quarter, R$ 682 million was charged in expenses in the account “allowance for loan losses”. In addition to minimum provisions under Brazilian Central Bank Resolution 2682/99, equivalent to R$ 2,515 million, Itaú maintained an additional provision of R$ 747 million to absorb possible losses related to the volatility of the local and global economic scenarios, based on its historic records. These provisions total R$ 3,262 million, and correspond to 9.7% of the credit operations at September 30, 2002 (against 8.2% in the same period in prior year) and exceeds in R$ 1,369 million the amounts of non-accrual credits, which represent 5.6% of the total portfolio (4.4% in September 2001). During the period, R$ 210 million was recovered from previously written off credits.

Funding and Fund Management

The increase of 15.0% of third-party funding during the year highlights the growth of time deposits and debentures. The evolution of the foreign exchange liabilities, loans and subordinated debt was also strongly influenced by the variation of the exchange rate. Itaú remains as one of the largest managers of investment funds in the market, which resulted in a market share of 13% on the management of funds in September 2002.

During the year, Banco Itaú, through its Cayman branch, obtained third-party funds totaling US$ 600 million in the market of international fixed income. On September 30, it signed an agreement with IFC in the amount of US$ 200 million to fund foreign trade transactions.

(in R$ million)	9/30/2002 (A)	12/31/2001 (B)	9/30/2001 (C)	% Growth (A/B)	% Growth (A/C)
Total funds	133,864	123,970	118,826	8.0	12.7
Own free funds	6,128	4,843	5,137	26.5	19.3
Third-party funds	72,843	63,331	60,211	15.0	21.0
Demand deposits	7,533	6,836	5,959	10.2	26.4
Savings deposits	17,360	15,694	15,201	10.6	14.2
Time deposits	6,509	4,325	4,456	50.5	46.1
Money market	11,985	12,524	10,019	(4.3)	19.6
Funds from acceptances and securities	4,287	2,906	4,272	47.5	0.4
Interbank deposits	607	501	307	21.2	97.7
On-lending borrowings	3,473	3,327	3,412	4.4	1.8
Loans	7,346	5,821	6,600	26.2	11.3
Collection of taxes	1,135	660	638	71.9	77.9
Foreign exchange portfolio	6,204	5,004	3,860	24.0	60.7
Technical provision of insurance, pension plans and capitalization operations	3,765	3,224	3,007	16.8	25.2
Subordinated debt	2,148	1,433	935	49.9	129.9
Itaú Buen Ayre	491	1,076	1,545	(54.4)	(68.2)
Managed funds	54,893	55,796	53,478	(1.6)	2.6
Investment funds	47,961	49,711	47,753	(3.5)	0.4
Managed portfolios	6,932	6,085	5,725	13.9	21.1

Capital Markets

Until the end of the 3rd quarter, Itaú had participated in ten issues in the domestic capital market, advising clients in raising funds that totaled R$ 8.8 billion. In fixed income, Itaú performed as coordinator in eight transactions, totaling R$ 4.0 billion in funds raised for clients, which represents approximately 47% of the total transactions carried out in the market up to the end of the 3rd quarter of 2002. Particularly in the third quarter, Itaú coordinated the issuance of debentures of Gerdau in the amount of R$ 300 million and also performed as special participant of the issue of Debentures of Petrobrás, in the amount of R$ 750 million.

Itaú maintains its leadership position as provider of services to the capital market, including share and debenture trading, the custody and controllership for investment funds and social security foundations, covering ADR, BDR, trustee and other assets, totaling R$ 370.5 billion. Services provided assure Itaú’s clients a decrease in administrative, technical and operating costs.

Furthermore, Itaú is the only Brazilian bank which provides all types of services to the capital market using web-based systems.

In the third quarter, the volume traded by Itaú Corretora in the São Paulo Stock Exchange (Bovespa) totaled R$ 3.5 billion and more than 733 thousand contracts in the Futures and Commodities Exchange (BM&F). Itaú Securities Inc, subsidiary of Itaú Corretora in New York, started its operations in the international fixed-income and share market in July and has already opened accounts of important foreign institutional investors.

Itaú had an important participation in the origination, distribution and trading of fixed-income securities in the international fixed-income market (total volume negotiated of US$ 6.3 billion), with a highlight to its participation in the syndicated loan service of Embratel and in the launch of bonds of Banco Votorantim.

International Presence

Banco Itaú Europa

The assets of Banco Itaú Europa maintained their rhythm of expansion and reached EUR 1,929 million by the end of September, a growth of 10.8% in relation to the same period of 2001. For this growth, the performance of the Bank in the issues in the European capital market was significant. During the period, EUR 125 million was issued for 3 years and EUR 50 million for 5 years, and the total of own bonds issued reached approximately EUR 400 million.

Net income by the end of the third quarter totaled EUR 14 million, with an annualized profitability of 8.8% on stockholders’ equity of EUR 205 million. The Bank presented a solvency ratio of 22.8%, attesting its increased financial solidity.

(In R$ million)

Itaú Europa + Itaú Europa Luxembourg	9/30/2002	9/30/2001	% Growth
Consolidated assets	8,269	4,593	80.1
Credit operations	3,030	1,408	115.2
Own free and third-party funds	7,846	4,382	79.0
Managed funds	1,304	720	81.1
Stockholders’ equity	901	562	60.4
Net income	57	43	32.5
ROE % (annualized)	8.5	10.3
ROA % (annualized)	0.9	1.3
Solvency ratio %	22.8	28.5

Banco Itaú Buen Ayre

Despite the economic and political difficulties in Argentina, Banco Itaú Buen Ayre obtained positive results due to the liquidity and quality of its assets. The Bank maintained a net position, as a placer of funds in the financial market, and is also granting new loans to clients. The Bank is implementing a process to reduce costs in order to make its operating structure compatible with its new operating dimension.

The levels of credit provisions, considering those in the local books and in the Brazilian books, are still considered sufficient by management to absorb expected losses.

Insurance, Private Pension Plans and Capitalization

Itaú Seguros - Itauseg and its subsidiaries posted a net income for the period of R$ 168 million , with a return of 14.3% on equity of R$ 1,589 million. Earnings from insurance premiums, except in the health segment in 2002, reached R$ 1,270 million and the technical provisions, R$ 940 million. The claims ratio was 51.8%, against 59.9% posted in the same period of 2001. Therefore, the combined ratio was 96.1%, an improvement of 2.6 percentage points. These ratios reflect the quality of management and control implemented in Itauseg.

In July 2002, Itaú Previdência e Seguros - Itauprev, as a result of its strong growth, was classified in 3rd place in the ranking of technical provisions and 2nd in revenue and technical provisions in the families of Free Benefit Generating Plans (PGBL) and Free Benefit Generating Life Insurance (VGBL) products. The revenue from VGBL premiums was R$ 126 million in the quarter, 38% higher than in the prior quarter. Pension plans revenues totaled R$ 407 million, 14% higher than in the same period of 2001. The investments portfolio of the pension plans and VGBL grew 57%, reaching R$ 1,937 million, with an evolution of 14% in the quarter.

The highlight of Itaú Capitalização — Itaucap was the launch of a Capitalization Plan, PIC Primavera, with the sale of more than 200 thousand securities. The technical provisions of Itaucap totaled R$ 857 million.

Human Resources

Banco Itaú and its subsidiary companies employed 42,744 people, at the end of September. Payroll (fixed and variable compensation and profit sharing) added to labor charges and fringe benefits amounted to R$ 1,697 million.

The social benefits provided to employees and their dependents totaled R$ 328 million. The Supplementary Retirement Plans benefit over 10 thousand former employees. Contributions amounted to R$ 22 million by the end of the period.

Itaú has dedicated a special effort to attract, develop and retain talents. Investments in development of personnel totaled R$ 31 million in the period.

The Career Opportunities Program, implemented in 2001 to make easier the process of internal mobility, the development of the professional and the retention of talents is consolidated. 753 people were transferred to different areas of the Bank during this year.

In order to prepare the teams for the permanent need for adaptation to new scenarios, Itaú is innovating the Performance Management process, which objective is to improve the process of previously establishing objectives and targets, the practice of giving feedback and the profile of the Itaú Manager.

Itaú, aware of the importance of having skilled teams and keeping its competitive advantage, develops integrated educational actions linked to the strategic competencies of the business and the alignment of the vision, values, culture and objectives of the Bank. With this purpose, the Bank has implemented a learning manager function to follow up and manage the professional development of employees, make feasible the distribution of the offer of education via alternative media, such as e-learning, and make possible the process of self-development.

The internal direct communication channel called “Talk to the HRD”, operating since April, was expanded to all associated banks and already registers approximately 3,900 calls/month.

A highlight is also the participation of Itaú in Voluntary Conciliation Commissions in various cities, which has contributed to speed up the resolution of pending labor claims of former employees and to decrease the volume of suits in the Labor Justice.

Social and Cultural Activity

In the third quarter, we point out the 1st edition of the award “Prêmio Escrevendo o Futuro” with enrollment of 4,657 schools that have already performed Writing Workshops, when the best three texts (one for each modality: poetry, reports and opinion papers) participating in the State Selection phase (ongoing) were selected. The awards “Programa Melhoria da Educação no Município”, involving several municipalities of the States of Paraíba and Goiás, “Encontros Regionais de Educadores 2002”, of which 1st event was realized in September in the city of Salvador/BA and “2º Prêmio Escola Voluntária” should also be pointed out.

These programs, developed in models of strong partnerships, reaffirmed the consistent contribution of Itaú Social Foundation for a better basic public education.

As part of the wider program of Instituto Itaú Cultural, the largest event of technological art in Latin America was held in the quarter, the international exhibition Emoção Art.ficial, which joined the main work of 14 media centers in the world. In addition to the exhibition, 15 musical performances, 14 cinema and video festivals, 28 symposiums and workshops also took place among other activities which had the participation of more than 105 thousand visitors.

Acknowledgements

The continued development of Itaú mainly depends on the persons who contribute new advances every day. The combination of efforts has made Itaú, during its life, an innovative institution whose products and services achieve a high-quality standard. We are grateful to our stockholders, clients, employees and suppliers.

(Approved at the Meeting of the Board of Directors of November 4, 2002)

Consolidated Balance Sheet	(In Thousands of Reais)

ASSETS	09.30.2002	09.30.2001

CURRENT ASSETS AND LONG-TERM RECEIVABLES	95,579,797	78,113,378
CASH AND CASH EQUIVALENTS	2,791,353	1,797,190
SHORT-TERM INTERBANK DEPOSITS	10,861,009	7,180,690
Money market	4,877,237	1,353,102
Interbank deposits	5,994,068	5,841,711
(Valuation allowance)	(10,296)	(14,123)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	23,227,347	20,237,466
Own portfolio	15,450,844	12,175,794
Fund quotas of PGBL/VGBL	923,297	343,634
Subject to repurchase commitments	2,558,455	7,846,780
Pledged in guarantee	1,425,824	870,194
Subject to forward commitments:
Unexercised contracts and premiums	-	164,622
Deposited with the Central Bank	910,585	355,117
Privatization certificates	-	2
(Valuation allowance)	-	(1,518,677)
Derivative financial instruments	1,958,342	-
INTERBANK ACCOUNTS	11,490,376	8,798,404
Pending settlements	3,485,785	3,638,490
Compulsory deposits:
Central Bank of Brazil	7,742,196	4,928,128
National Housing System	251,404	229,200
Correspondents	10,991	2,586
INTERBRANCH ACCOUNTS	17,931	29,879
Third-party funds in transit	1,841	1,897
Own funds in transit	16,090	27,982
LOAN OPERATIONS	26,039,780	22,273,878
Loans:
Public sector	914,972	518,160
Private sector	28,034,821	23,956,836
(Allowance for loan losses)	(2,910,013)	(2,201,118)
LEASING OPERATIONS	967,107	1,246,203
Lease receivables:
Private Sector	1,075,360	1,351,736
(Allowance for leasing losses)	(108,253)	(105,533)
OTHER RECEIVABLES	19,207,995	16,078,862
Foreign exchange portfolio	7,730,392	5,611,106
Income receivable	737,604	600,659
Securities clearing accounts	146,336	485,072
Specific credits	59,798	49,517
Sundry	10,777,264	9,397,909
(Allowance for losses)	(243,399)	(65,401)
OTHER ASSETS	976,899	470,806
Short-term investments	3,640	3,640
(Allowance for losses)	(3,639)	(3,639)
Other assets	424,204	443,274
(Valuation allowance)	(123,728)	(143,543)
Prepaid expenses	676,422	171,074
PERMANENT ASSETS	3,433,960	3,270,471
INVESTMENTS	886,097	762,035
Investments in subsidiaries and affiliates:
Domestic	108,459	103,451
Foreign	657,577	322,650
Other investments	148,375	342,077
(Allowance for losses)	(28,314)	(6,143)
PROPERTY AND EQUIPMENT	2,288,653	2,312,944
Property for own use	2,290,215	2,572,249
Other property and equipment	2,285,213	2,058,847
(Accumulated depreciation)	(2,286,775)	(2,318,152)
DEFERRED CHARGES	259,210	195,492
Deferred installation expenses	519,586	391,727
(Accumulated amortization)	(260,376)	(196,235)

TOTAL ASSETS	99,013,757	81,383,849

LIABILITIES AND STOCKHOLDERS’ EQUITY	09.30.2002	09.30.2001

CURRENT AND LONG-TERM LIABILITIES	86,149,856	70,298,345
DEPOSITS	32,497,732	27,120,842
Demand deposits	7,662,045	6,094,463
Savings deposits	17,432,634	15,550,119
Interbank deposits	607,064	377,570
Time deposits	6,795,989	5,098,690
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	11,985,360	10,019,166
Own portfolio	8,036,270	9,331,844
Third-party portfolio	3,949,090	687,322
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4,287,110	4,271,608
Mortgage notes	301,397	441,325
Debentures	111,332	794,178
Foreign borrowings in securities	3,874,381	3,036,105
INTERBANK ACCOUNTS	3,450,251	2,921,342
Pending settlement	3,199,910	2,791,156
Interbank on-lending	-	393
Correspondents	250,341	129,793
INTERBRANCH ACCOUNTS	918,790	437,356
Third-party funds in transit	917,947	435,581
Own funds in transit	843	1,775
BORROWINGS	7,345,555	6,691,091
Domestic - public institutions	6,675	6,748
Domestic - other institutions	616,598	725,376
Foreign borrowings	6,722,282	5,958,967
ON-LENDING BORROWINGS FROM PUBLIC INSTITUTIONS	3,473,424	3,412,411
Federal Development Bank (BNDES)	2,336,203	2,491,025
Federal Savings and Loans Bank (CEF)	35,019	41,107
Federal Capital Goods Financing Agency (FINAME)	1,019,738	879,747
Other institutions	82,464	532
DERIVATIVE FINANCIAL INSTRUMENTS	2,262,740	-
OTHER LIABILITIES	19,928,894	15,424,529
Collection of taxes and contributions	1,134,417	637,745
Foreign exchange portfolio	6,206,043	4,116,125
Corporate and statutory liabilities	173,177	583,629
Taxes and social security contributions	2,303,093	1,402,807
Negotiation and intermediation of securities	1,993,129	1,182,388
Technical provisions for insurance, pension plan and capitalization - restricted	504,027	474,336
Financial and development funds	41	-
Subordinated debts	2,148,405	934,665
Sundry	5,466,562	6,092,834

TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS - NON-RESTRICTED	3,260,582	2,532,438

DEFERRED INCOME	40,982	145,136

MINORITY INTEREST IN SUBSIDIARIES	1,002,170	660,676

STOCKHOLDERS’ EQUITY	8,560,167	7,747,254
Capital:
Domestic	3,478,099	2,887,647
Foreign	782,401	762,474
Capital reserves	167,484	181,432
Retained earnings	4,712,666	4,226,317
Adjustment to market value - securities and derivatives	(317,309)	-
(Treasury shares)	(263,174)	(310,616)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	99,013,757	81,383,849

Consolidated Statement of Income	(In thousands of Reais)

	01.01 to 09.30.2002	01.01 to 09.30.2001
INCOME FROM FINANCIAL OPERATIONS	22,366,582	13,731,008
Loans	11,436,294	6,851,105
Leases	714,776	688,206
Securities portfolio	9,706,159	5,838,722
Foreign exchange portfolio	286,202	125,723
Compulsory deposits	223,151	227,252

EXPENSES FROM FINANCIAL OPERATIONS	(17,294,050)	(9,410,237)
Money market	(10,749,568)	(6,217,416)
Borrowings, assignments and on-lendings	(4,466,719)	(1,661,586)
Leases	(452,885)	(521,467)
Provision for loan losses	(1,624,878)	(1,009,768)

GROSS INCOME FROM FINANCIAL OPERATIONS	5,072,532	4,320,771

OTHER OPERATING INCOME (EXPENSES)	(2,261,077)	(2,033,362)
Banking services fees	3,041,897	2,694,294
Capitalization, insurance and pension plan premiums	2,220,217	1,872,448
Expenses on technical provisions for insurance, pension plan and capitalization operations	(819,840)	(596,627)
Insurance claims	(587,686)	(602,057)
Selling expenses	(164,009)	(139,326)
Pension plan benefits expenses	(224,131)	(176,632)
Other income and insurance operating expenses	45,071	49,585
Personnel expenses	(2,404,382)	(2,060,254)
Other administrative expenses	(2,842,067)	(2,678,021)
Tax expenses	(604,717)	(493,298)
Equity in income of subsidiaries and affiliates	399,470	14,680
Other operating income	531,674	360,974
Other operating expenses	(852,574)	(279,128)

OPERATING INCOME	2,811,455	2,287,409

NON-OPERATING INCOME	(64,429)	97,804

INCOME BEFORE TAXATION AND PROFIT SHARE	2,747,026	2,385,213

INCOME TAX AND SOCIAL CONTRIBUTION
Due on operation for the period	(1,093,923)	(601,624)
Deferred related to temporary additions	586,153	408,863

EXTRAORDINARY RESULT	(23,553)	293,650

PROFIT SHARING
Employees	(102,519)	(153,534)
Directors - Statutories	(21,734)	(24,298)

MINORITY INTEREST	(404,167)	(152,386)

NET INCOME	1,687,283	2,155,884

NUMBER OF OUTSTANDING SHARES	111,215,067,181	112,773,941,557
NET INCOME PER THOUSAND SHARES - R$	15.17	19.12
STOCKHOLDERS’ EQUITY PER THOUSAND SHARES - R$	76.97	68.70

RECURRING NET INCOME	1,710,836	1,862,234
CHANGES IN RECURRING NET INCOME	-8.1%
EXTRAORDINARY RESULT	(23,553)	293,650
TOTAL PARENT COMPANY	1,687,283	2,155,884

Note 1 - Presentation of the Financial Statements	(In Thousands of Reais)

The consolidated financial statements (ITAÚ CONSOLIDATED) have been prepared in accordance with accounting policies derived from the Brazilian Corporate Law and instructions issued by the Brazilian Securities Commission (CVM), the Private Insurance Superintendency (SUSEP) and the Central Bank of Brazil (BACEN), which include the use of estimates necessary to calculate accounting provisions.

The consolidated financial statements are being presented without the segregation between Current and Long-term assets and liabilities, consistent with the prior quarterly information.

Risk Based Capital and Fixed Asset Ratio

I.

The main indicators at September 30, 2002 obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to current legislation are as follows:

	Financial System Consolidated (1)	Economic-Financial Consolidated (2)
Referential equity (3)	14,248,342	12,531,639
Risk Based Capital ratio	19.4%	16.9%
Fixed asset ratio (4)	53.7%	31.8%
Excess capital in relation to assets (5)	895,519	3,531,322

(1)	Consolidated financial statements including only financial companies.
(2)

Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by the institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired through investment funds.

(3)

The Central Bank of Brazil, through Resolution 2802 of December 21, 2000, later substituted by Resolution 2837 of May 30, 2001, determined the Referential Equity for purposes of calculating operational limits as being the sum of both TIER I and TIER II levels, following international practice, each of them comprising items from Stockholders’ Equity as well as subordinated debts and hybrid capital and instruments.

(4)

The difference between the fixed asset ratio of the Financial System Consolidated and the Economic-Financial Consolidated refers to investments in non-financial subsidiaries which have a high liquidity and low level of fixed assets, enabling, when possible, resources to be distributed to the financial companies and a consequent reduction in the fixed asset limit for the Economic-Financial Consolidated.

(5)

As from June 30, 2002, the fixed asset ratio decreased from 70% to 60% of the Adjusted Referential Equity, in conformity with the schedule set forth in BACEN Resolution 2283 of June 5, 1996 and amendments by BACEN Resolution 2669 of November 25, 1999.

Management considers the current Risk Based Capital ratio (16.9% based on economic-financial consolidated) to be adequate, considering that:

a)	It is higher than the minimum required by authorities (11.0%).
b)

BACEN Circular 3155 of October 8, 2002, increases to 75% from 50% the foreign exchange position limits. BACEN Circular 3156 of October 11, 2002, increased this limit to 100%, even though the Institution’s exposure to this increase did not increase. Had these provisions been in force at September 30, 2002, the adjusted ratio would be 15.9%.

c)	The ratio increases to 17.8%, when all of the tax credits of BANESTADO are recorded in the base financial statements of ITAÚ used to establish the limits.
d)	This ratio would increase to 21.2% after considering item (c) above, other realization of asset amounts (Note 13), and the amount of provisions exceeding the minimum required.

II.

At September 30, 2002, the Risk Based Capital ratio was 19.4% (14.4% at September 30, 2001), based on the Financial system consolidated and 16.9% (13.4% at September 30, 2001), on the Financial-Economic Consolidated.

The adjusted referential equity is used to calculate this ratio, as follows:

	Financial System Consolidated	Economic-financial Consolidated
ITAÚ stockholders’ equity (Individual)	9,442,565	9,442,565
Minority interest not eliminated in the consolidation process	25,410	971,772
Unrealized profits of operations with subsidiary companies	(27,294)	(31,103)
Net equity of subsidiary companies held by non-financial companies	2,659,256
Consolidated stockholders’ equity (BACEN)	12,099,937	10,383,234
Subordinated debt	2,148,405	2,148,405
Referential equity	14,248,342	12,531,639
Adjustments:
SWAP operations risk	(82,094)	(82,094)
Foreign exchange risk	(718,321)	(718,321)
Interest rate risk	(133,176)	(131,806)
Other	(186,560)	(186,560)
Adjusted Referential Equity	13,128,191	11,412,858

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

Evolution of the Risk Based Capital Ratio

	Financial System Consolidated			Economic-financial Consolidated
	Adjusted referential rate	Weighted assets	Effect	Adjusted referential rate	Weighted assets	Effect
Ratio at September 30, 2001	7,731,636	53,718,779	14.4%	7,598,971	56,538,022	13.4%
Quarterly results	624,300	-	1.2%	575,487	-	1.0%
Interest on own capital	(179,213)	-	-0.3%	(179,213)	-	-0.3%
Decrease in interest rate risk - Circular 3046	179,888	-	0.3%	181,364	-	0.3%
Purchase of treasury shares	(235,977)	-	-0.4%	(235,977)	-	-0.4%
Subordinated debts	498,166	-	0.9%	498,166	-	0.9%
Decrease in foreign exchange exposure	922,076	-	1.7%	922,076	-	1.6%
Corporate restructuring	805,741	-	1.5%	-	-	0.0%
Other increases (reductions) in referential equity	(47,723)	-	-0.1%	38,560	-	0.1%
Increase (decrease) in weighted assets	-	(868,076)	0.3%	-	(993,766)	0.3%
Ratio at December 31, 2001	10,298,894	52,850,703	19.5%	9,399,434	55,544,256	16.9%
Quarterly results	467,790	-	0.9%	435,880	-	0.8%
Interest on own capital	(119,323)	-	-0.2%	(119,323)	-	-0.2%
Decrease in interest rate risk	28,879	-	0.0%	28,553	-	0.1%
Purchase of treasury shares	(170,064)	-	-0.3%	(170,064)	-	-0.3%
Increase in foreign exchange exposure	(1,277,576)	-	-2.4%	(1,277,576)	-	-2.3%
Corporate restructuring	1,461,923	-	2.7%	-	-	0.0%
Other increases (reductions) in referential equity	37,178	-	0.1%	19,871	-	0.0%
Increase (decrease) in weighted assets	-	1,294,488	-0.5%	-	(715,914)	0.2%
Ratio at March 31, 2002	10,727,701	54,145,191	19.8%	8,316,775	54,828,342	15.2%
Quarterly results	535,426	-	1.0%	664,265	-	1.2%
Interest on own capital	(60,798)	-	-0.1%	(60,798)	-	-0.1%
Valuation adjustments to securities and derivatives — Circulars 3068 and 3082	(12,981)	-	-0.0%	(12,981)	-	-0.0%
Increase in interest rate risk	(45,719)	-	-0.1%	(44,925)	-	-0.1%
Purchase of treasury shares	(39,295)	-	-0.1%	(39,295)	-	-0.1%
Increase in foreign exchange exposure	(266,291)	-	-0.5%	(266,291)	-	-0.5%
Subordinated debt	478,028	-	0.9%	478,028	-	0.9%
Corporate restructuring	(1,504,859)	-	-2.8%	-	-	0.0%
Exchange variation of equity in the earnings of foreign affiliated companies controlled by non-financial institutions	394,643	-	0.7%	-	-	0.0%
Other increases (reductions) in referential equity	(5,844)	-	0.0%	(3,646)	-	0.0%
Increase (decrease) in weighted assets	-	4,238,142	-1.3%	-	4,111,559	-1.2%
Ratio at June 30, 2002	10,200,011	58,383,333	17.5%	9,031,132	58,939,901	15.3%
Quarterly results	577,399		1.0%	751,744	-	1.3%
Interest on own capital	(82,603)		-0.1%	(82,603)	-	-0.1%
Marked to market — securities and derivatives	(272,444)		-0.5%	(272,444)	-	-0.5%
Decrease in interest rate risk	26,530		0.0%	25,956	-	0.0%
Purchase of treasury shares	(12,821)		0.0%	(12,821)	-	0.0%
Decrease in foreign exchange exposure	1,721,564		2.9%	1,721,564	-	2.9%
Subordinated debt	261,589		0.4%	261,589	-	0.4%
Exchange variation of equity in the earnings of foreign affiliated companies controlled by non-financial institutions	679,711		1.2%	-	-	0.0%
Other increases (reductions) in referential equity	29,255		0.1%	(11,259)	-	0.0%
Increase (decrease) in weighted assets	-	9,443,656	-3.1%	-	8,496,294	-2.4%
Ratio at September 30, 2002	13,128,191	67,826,989	19.4%	11,412,858	67,436,195	16.9%

Note 2 - Consolidated Financial Statements	(In Thousands of Reais)

The consolidated financial statements include Banco Itaú S.A. (ITAÚ) and its direct and indirect subsidiaries, including those listed below:

		Participation %
		September 30, 2002	September 30, 2001
FINANCIAL INSTITUTIONS
Banco Banerj S.A. and subsidiaries		99.99%	100.00%
Banco Bemge S.A. and subsidiaries		99.85%	99.85%
Banco Banestado S.A. and subsidiaries		97.39%	97.14%
Banco BEG S.A. and subsidiaries	(1)	89.35%	-
Banco Francês e Brasileiro S.A.		99.99%	100.00%
Banco Itaú Buen Ayre S.A.		99.99%	100.00%
Banco Itaú Europa Luxembourg S.A. and subsidiaries	(2)	19.52%	19.52%
Banco Itaú Europa, S.A. and subsidiaries	(2)	19.53%	19.52%
BFB Leasing S.A. Arrendamento Mercantil		99.99%	99.99%
Cia. Itauleasing de Arrendamento Mercantil		99.99%	99.99%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.		99.99%	99.99%
Itaú Banco de Investimento S.A.		99.99%	99.99%
Itau Bank, Ltd.		100.00%	100.00%
Itaú Corretora de Valores S.A.		99.99%	99.99%
Itaú LAM Asset Management S.A.	(3)	99.99%	100.00%
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99%	99.78%
Itauvest Banco de Investimento S.A. and subsidiaries	(4)	-	100.00%

NON-FINANCIAL INSTITUTIONS
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada and subsidiaries		100.00%	99.92%
Credicard S.A. Administradora de Cartães de Crédito and subsidiaries	(5)	33.33%	33.33%
Itaú Capitalização S.A.		99.99%	99.90%
Itaucard Administradora de Cartães de Crédito e Imobiliária Ltda.	(6)	-	99.89%
Itaú Gráfica Ltda. — Grupo Itaú		99.99%	99.99%
Itaú Previdência e Seguros S.A.		99.99%	99.90%
Itaú Rent Administração e Participaçães S.A.		99.99%	99.90%
Itaú Seguros S.A. and subsidiaries		99.99%	95.79%
Itaúsa Export S.A. and subsidiaries	(2)	22.23%	22.23%
Redecard S.A.	(5)	31.94%	31.91%
Serasa — Centralização de Serviços dos Bancos S.A.	(5)	31.71%	31.71%

(1)	Investment purchased on December 4, 2001 (Note 19 d).
(2)	Affiliated companies included in consolidation with the due authorization from CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).
(3)	New name of Lloyds TSB Asset Management, investment purchased on September 2001.
(4)	Investment sold in October 2001.
(5)	Investments proportionally included in the consolidation.
(6)	Company merged on April 1, 2002 into Itaucard Financeira S.A. Crédito, Financiamento e Investimento.

Note 3 - Summary of the Main Accouting Principles	(In Thousands of Reais)

a)

Consolidation - All material intercompany transactions and balances have been eliminated on consolidation.

The difference between ITAÚ and ITAÚ CONSOLIDATED in net income and Stockholders’ Equity results from the effects of the differing policies for the amortization of goodwill on acquisitions, the recognition of deferred tax assets and the elimination of unrealized results of transactions among group companies, together with corresponding deferred taxation effects.

b)

Interbank deposits, loans, discounted trade receivables, financing, remunerated deposits, funds obtained in the open market and other receivables and payables - Transactions subject to monetary correction or foreign exchange rates are recorded at present value, calculated “pro rata die” based on the variation of contracted index. Real estate loans are adjusted to the present value of future installments. Transactions with predetermined remuneration rates are recorded at their redemption value, adjusted for any unearned income/expenses. Interest income on loans, discounted trade receivables and other types of loans is recorded on the accrual basis until 60 days overdue. Receipts from credit recoveries on loans which had been previously written off are credited to income from loan operations.

c)

Securities - BACEN, through Circular 3068, of November 8, 2001, established new criteria for the evaluation and accounting classification of the securities in the portfolios of financial institutions, to be adopted as from June 30, 2002. According to that Circular, securities should be classified in the following categories:

-	Trading securities - securities acquired to be actively and frequently traded, which should be adjusted to market value, as a contra-entry to the results for the period.
-

Securities available for sale - securities that are not intended for negotiation nor will be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity.

-

Securities held to maturity - securities, except for non-redeemable shares, for which there is the intention or obligation and financial capacity of the institution to hold in the portfolio up to their maturity. They are accounted for at original acquisition cost, plus income with a contra-entry to the results for the period.

Gains and losses on securities available for sale, when realized, are recognized through specific identification at the date of negation in the statement of income, as contra-entry to a specific stockholders’ equity account, net of related tax effects.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)

Derivative financial instruments - As from June 30, 2002, Derivative Financial Instruments are classified, at the date of acquisition, in accordance with management intention of utilizing these derivative financial instruments as a hedge or not, in conformity with Circular 3082 of January 30, 2002.

Transactions involving financial instruments, carried out at customer request, at one’s own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

-

Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

-

Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, less of tax effects, when applicable, and recorded in a specific reserve account in stockholders’ equity. The non-hedged amount is recorded directly in the statement of income.

e)

Allowance for loan losses - The balance of the allowance for loan losses was constituted based on an analysis of the credit risk in the loan portfolio, in amounts considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:

-	provisions necessary are recorded from the date of the loan disbursements, based on periodic analysis of the quality of the client and the industry and not just in the event of default;
-

based exclusively on delinquency, write-offs can be made 360 days after the due date of the credit or 720 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods, however, never before 180 days after the due date.

f)	Pre-paid expenses — These refer to the investments that will result in earnings in future years.
g)

Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The financial statements of foreign branches and subsidiaries, respectively consolidated in ITAÚ and ITAÚ CONSOLIDATED, are adapted to comply with Brazilian accounting policies and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995.

h)

Fixed assets - These are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

Buildings in use	4%
Installations, furnishings, equipment and security and communication systems	10%	to	25%
EDP systems	20%	to	50%

i)

Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition and development of logical systems, which are amortized on a straight-line basis over five years.

j)	Technical Provisions of Insurance, Capitalization and Pension Plans

-

Restricted: as regards insurance, these provisions correspond basically to provisions for unsettled claims set up based on the notices of loss, in an amount sufficient to cover future commitments. The provision is supplemented by the provision for Incurred But Not Reported (IBNR) claims. In the Pension Plans and Capitalization segments, these provisions correspond to benefits and withdrawals claimed but unpaid at the balance sheet date, or known or estimable liabilities accrued of the corresponding charges, when applicable.

-

Unrestricted: in the insurance segment, these provisions correspond to provisions for unearned premiums calculated in conformity with the criteria laid down by CNSP Resolution 59/2001, and the mathematical provision for the individual life insurance segment calculated based on an actuarial study, and the purpose of which is the guarantee of future commitments. In the Pension Plans and Capitalization segments, these provisions are set up by applying mathematical formulas calculated by an actuary and substantiated by actuarial technical notes approved by SUSEP.

k)	Income tax and social contribution, PIS and COFINS - The provisions were calculated according to the current legislation at the rates shown below.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	8.00%
Additional social contribution	1.00%
PIS	0.65%
COFINS	3.00%

Amounts subject to litigation have been fully provided.

Note 4 — Securities and Derivatives (Receivables and Payables)	(In Thousands of Reais)

See below the composition by type of instrument, and maturity of the portfolio of Securities and Derivatives, already adjusted to their respective market values.

a)	Summary

	Cost	Adjustments to Market Values Required with Impact on:		Market	%	0 - 30	31 - 90
		Net income	Stockholders’ equity
Public Securities - Domestic	12,728,341	(139,027)	(1,205,673)	11,383,641	46.3%	843,391	2,882,293
Financial Treasury Bills	3,062,237	(53)	(134,898)	2,927,286	11.9%	230,977	155,749
Treasury Bills	1,702,110	(1,838)	(108)	1,700,164	6.9%	357,367	1,342,549
Treasury Notes	4,341,187	(89,859)	(265,963)	3,985,365	16.2%	210,501	888,124
Central Bank Bills	-	-	-	-	0.0%	-	-
Central Bank Notes	2,789,185	(32,598)	(582,349)	2,174,238	8.9%	237	491,967
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	663,808	(13,988)	(221,770)	428,050	1.7%	14,227	-
Others	169,814	(691)	(585)	168,538	0.7%	30,082	3,904
Public Bonds - Foreign	981,849	517	56,669	1,039,035	4.2%	28,915	264
Argentina (1)	51,024	-	-	51,024	0.2%	25,867	-
Portugal	772,739	94	55,457	828,290	3.4%	1,951	262
Others	158,086	423	1,212	159,721	0.7%	1,097	2
Private Securities - Issued by Companies	9,604,466	(53,822)	(291,612)	9,259,032	37.7%	1,357,873	1,436,724
Bank Certificates of Deposits	3,828,605	(2,990)	(1)	3,825,614	15.6%	703,171	883,595
Shares in Publicly-traded Companies	197,252	(5,506)	4,819	196,565	0.8%	196,565	-
Debentures	750,609	-	(14,864)	735,745	3.0%	27,806	3,489
Mortgage Bills	115,063	-	-	115,063	0.5%	1,701	2,423
Fixed Income Funds	23,000	-	-	23,000	0.1%	23,000	-
Overseas Fixed Income Funds	105,647	-	2,594	108,241	0.4%	108,241	-
Euro Bond’s and Others	2,660,402	(45,034)	(287,707)	2,327,661	9.5%	107,534	426,545
Real Estate Receivables Certificates	1,276,327	-	390	1,276,717	5.2%	51,510	-
Others	647,561	(292)	3,157	650,426	2.6%	138,345	120,672
PGBL/VGBL Funds (2)	923,297	-	-	923,297	3.8%	923,297	-
Derivative Financial Instruments - Receivables	3,251,282	(1,292,940)	-	1,958,342	8.0%	235,219	301,347
SUB TOTAL	27,489,235	(1,485,272)	(1,440,616)	24,563,347	100.0%	3,388,695	4,620,628
Reclassification of Additional Allowance				1,000,000		13.8%	18.8%
Additional Allowance (exceeding minimum requirement)				(2,336,000)
TOTAL				23,227,347
DERIVATIVE FINANCIAL INSTRUMENTS - PAYABLES	3,142,599	879,859	-	2,262,740		201,372	435,017
						8.9%	19.2%

	91 - 180	181 - 365	366 - 720	Above 720
Public Securities - Domestic	58,600	301,311	1,804,172	5,493,874
Financial Treasury Bills	19,019	163,127	96,106	2,262,308
Treasury Bills	160	88	-	-
Treasury Notes	105	78,980	655,785	2,151,870
Central Bank Bills	-	-	-	-
Central Bank Notes	25,545	21	1,000,027	656,441
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	7,904	55,610	9,376	340,933
Others	5,867	3,485	42,878	82,322
Private Bonds-Foreign	54,083	39,252	113,118	803,403
Argentina (1)	-	25,157	-	-
Portugal	11,994	14,087	97,139	702,857
Others	42,089	8	15,979	100,546
Private Securities - Issued by Companies	1,998,152	468,989	1,497,148	2,500,146
Bank Certificates of Deposits	1,793,054	406,289	3,353	36,152
Shares in Publicly-traded Companies	-	-	-	-
Debentures	-	17,399	108,742	578,309
Mortgage Bills	66,579	-	-	44,360
Fixed Income Funds	-	-	-	-
Overseas Fixed Income Funds	-	-	-	-
Euro Bond’s and Others	120,054	16,889	167,686	1,488,953
Real Estate Receivables Certificates	-	-	1,169,217	55,990
Others	18,465	28,412	48,150	296,382
PGBL/VGBL Funds (2)	-	-	-	-
Derivative Financial Instruments - Receivables	438,235	711,809	204,784	66,948
SUB-TOTAL	2,549,070	1,521,361	3,619,222	8,864,371
Reclassification of Additional Allowance	10.4%	6.2%	14.7%	36.1%
Additional Allowance (exceeding minimum requirement)
TOTAL
DERIVATIVE FINANCIAL INSTRUMENTS - PAYABLES	652,868	759,401	126,611	87,471
	28.9%	33.6%	5.6%	3.9%
(1)	Includes mandatory acquisition in order to be compliant with reserve requirements ( R$ 25,157 ) and bonds to compensate losses associated to loans and leases pesification ( R$ 25,867 ).
(2)	PGBL and VGBL pension plan portfolios held by customers and recorded as securities, according to the SUSEP Chart of Accounts, in a contra-entry for liabilities the item Technical Provisions for Pension Plans.

b)Trading securities

See below the composition of the Trading Securities portfolio by type of securities, stated at its cost and market values, and by maturity term.

	Cost	Allowance for Adjustment to Market Value (In Net Income)	Market Value	%	0 - 30	31 - 90
Public Securities - Domestic	4,140,434	(139,027)	4,001,407	40.0%	789,531	2,676,040
Financial Treasury Bills	431,786	(53)	431,733	4.3%	230,931	137,670
Treasury Bills	1,625,086	(1,838)	1,623,248	16.2%	356,128	1,266,872
Treasury Notes	1,233,645	(89,859)	1,143,786	11.4%	197,681	776,894
Central Bank Notes	720,369	(32,598)	687,771	6.9%	237	490,700
DCB’s - Debt Conversion Bonds and other Brazilian External Debt Securities	90,249	(13,988)	76,261	0.8%	2,885	-
Others	39,299	(691)	38,608	0.4%	1,669	3,904
Public Securities - Foreign	120,655	517	121,172	1.2%	-	2
Portugal	40,723	94	40,817	0.4%	-	-
Others	79,932	423	80,355	0.8%	-	2
Private Securities - Issued by Companies	4,999,721	(53,822)	4,945,899	49.5%	879,883	1,250,537
Bank Certificates of Deposit	3,753,880	(2,990)	3,750,890	37.5%	641,589	882,335
Shares in Publicly-traded Companies	83,272	(5,506)	77,766	0.8%	77,766	-
Debentures	304,409	-	304,409	3.0%	8,445	1,202
Fixed Income Funds	20,501	-	20,501	0.2%	20,501	-
Euro Bond’s and Others	676,323	(45,034)	631,289	6.3%	56,851	345,779
Others	161,336	(292)	161,044	1.6%	74,731	21,221
PGBL/VGBL Funds	923,297	-	923,297	9.2%	923,297	-
TOTAL	10,184,107	(192.332)	9,991,775	100.0%	2,592,711	3,926,579
					25.9%	39.3%

	91 - 180	181 - 365	366 - 720	Above 720
Public Securities - Domestic	48,764	103,775	188,947	194,350
Financial Treasury Bills	9,334	20,754	50	32,994
Treasury Bills	160	88	-	-
Treasury Notes	-	60,691	79,301	29,219
Central Bank Notes	25,545	21	79,155	92,113
DCB’s - Debt Conversion Bonds and other Brazilian External Debt Securities	7,904	18,739	9,376	37,357
Others	5,821	3,482	21,065	2,667
Public Securities - Foreign	1,593	739	-	118,838
Portugal	-	731	-	40,086
Others	1,593	8	-	78,752
Private Securities - Issued by Companies	1,880,057	433,453	143,900	358,069
Bank Certificates of Deposit	1,792,130	400,200	-	34,636
Shares in Publicly-traded Companies	-	-	-	-
Debentures	-	11,001	57,627	226,134
Fixed Income Funds	-	-	-	-
Euro Bond’s and Others	69,462	3,449	57,550	98,198
Others	18,465	18,803	28,723	(899)
PGBL/VGBL Funds	-	-	-	-
TOTAL	1,930,414	537,967	332,847	671,257
	19.3%	5.4%	3.3%	6.7%
c)	Securities Available for Sale See below the composition of the Securities Available for Sale portfolio by type, stated at its cost and market values, and by maturity term.

	Cost	Allowance for Adjustments to Market Value (in Stockholders’ Equity)	Market Value	%	0 - 30	31 - 90
Public Securities - Domestic	8,409,564	(1,205,673)	7,203,891	57.9%	41,122	206,253
Financial Treasury Bills	2,630,451	(134,898)	2,495,553	20.1%	46	18,079
Treasury Bills	77,024	(108)	76,916	0.6%	1,239	75,677
Treasury Notes	2,929,199	(265,963)	2,663,236	21.4%	82	111,230
Central Bank Notes	2,068,816	(582,349)	1,486,467	12.0%	-	1,267
DCB’s - Debt Conversion Bonds and other Brazilian External Debt Securities	573,559	(221,770)	351,789	2.8%	11,342	-
Others	130,515	(585)	129,930	1.0%	28,413	-
Public Securities - Foreign	861,194	56,669	917,863	7.4%	28,915	262
Argentina	51,024	-	51,024	0.4%	25,867	-
Portugal	732,016	55,457	787,473	6.3%	1,951	262
Others	78,154	1,212	79,366	0.6%	1,097	-
Private Securities - Issued by Companies	4,604,745	(291,612)	4,313,133	34.7%	477,990	186,187
Bank Certificates of Deposit	74,725	(1)	74,724	0.6%	61,582	1,260
Shares in Publicly-trade Companies	113,980	4,819	118,799	1.0%	118,799	-
Debentures	446,200	(14,864)	431,336	3.5%	19,361	2,287
Mortgage Bills	115,063	-	115,063	0.9%	1,701	2,423
Fixed Income Funds	2,499	-	2,499	0.0%	2,499	-
Overseas Fixed Income Funds	105,647	2,594	108,241	0.9%	108,241	-
Euro Bond’s and Others	1,984,079	(287,707)	1,696,372	13.6%	50,683	80,766
Real Estate Receivables Certificates	1,276,327	390	1,276,717	10.3%	51,510	-
Others	486,225	3,157	489,382	3.9%	63,614	99,451
SUB TOTAL	13,875,503	(1,440,616)	12,434,887	100.0%	548,027	392,702
Tax Credits		502,852			4.4%	3.2%
Minority Interest		(39,545)
Total Adjustment to Market Value		(977,309)
Reclassification of the additional allowance		1,000,000
Reclassification of tax credit		(340,000)
Total Reclassification		660,000
Ajustment to Market Value		(317,309)
	91 - 180	181 - 365	366 - 720	Above 720
Public Securities - Domestic	9,836	184,797	1,589,748	5,172,135
Financial Treasury Bills	9,685	142,373	96,056	2,229,314
Treasury Bills	-	-	-	-
Treasury Notes	105	5,550	551,007	1,995,262
Central Bank Notes	-	-	920,872	564,328
DCB’s - Debt Conversion Bonds and other Brazilian External Debt Securities	-	36,871	-	303,576
Others	46	3	21,813	79,655
Public Securities - Foreign	52,490	38,513	113,118	684,565
Argentina	-	25,157	-	-
Portugal	11,994	13,356	97,139	662,771
Others	40,496	-	15,979	21,794
Private Securities - Issued by Companies	118,095	35,536	1,353,248	2,142,077
Bank Certificates of Deposit	924	6,089	3,353	1,516
Shares in Publicly-trade Companies	-	-	-	-
Debentures	-	6,398	51,115	352,175
Mortgage Bills	66,579	-	-	44,360
Fixed Income Funds	-	-	-	-
Overseas Fixed Income Funds	-	-	-	-
Euro Bond’s and Others	50,592	13,440	110,136	1,390,755
Real Estate Receivables Certificates	-	-	1,169,217	55,990
Others	-	9,609	19,427	297,281
SUB TOTAL	180,421	258,846	3,056,114	7,998,777
Tax Credits	1.5%	2.1%	24.6%	64.3%
Minority Interest
Total Adjustment to Market Value
Reclassification of the additional allowance
Reclassification of tax credit
Total Reclassification
Ajustment to Market Value
d)	Held to Maturity Securities See below the composition of the Held to Maturity Securities portfolio by type, stated at its cost and market values, and by maturity term.

	Book Cost	0 - 30	181 - 365	366 - 720	Above 720
Public Securities - Treasury Notes (*)	178,343	12,738	12,739	25,477	127,389
		7.1%	7.1%	1.3%	71.4%

(*) All bonds are nominative and cannot be sold.

e)

Derivatives (Receivables and Payables)

See below the composition of the Derivative Financial Instruments portfolio (Receivables and Payables) by type, stated at its cost and market values, and by maturity term.

	Cost	Allowance for Adjustment to Market Value (In Net Income)	Market Value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Above 720
Receivables
Option premiums	132,712	131,981	264,693	13.5%	104,393	39,254	40,662	49,507	16,064	14,813
Public securities forward agreements	768,360	-	768,360	39.2%	-	-	311,293	457,067	-	-
Forward share agreements	142,184	(2,894)	139,290	7.1%	47,139	76,300	14,534	1,317	-	-
Swaps - Difference receivable	2,208,026	(1,422,027)	785,999	40.1%	83,687	185,793	71,746	203,918	188,720	52,135

TOTAL	3,251,282	(1,292,940)	1,958,342	100.0%	235,219	301,347	438,235	711,809	204,784	66,948
					12.0%	15.4%	22.4%	36.3%	10.5%	3.4%
Payables
Option premiums	102,150	(87,563)	189,713	8.4%	5,997	30,306	64,471	59,730	15,246	13,963
Public securities forward agreements	768,360	-	768,360	34.0%	-	-	311,293	457,067	-	-
Swaps - Difference payable	2,272,089	967,422	1,304,667	57.7%	195,375	404,711	277,104	242,604	111,365	73,508
TOTAL	3,142,599	879,859	2,262,740	100.0%	201,372	435,017	652,868	759,401	126,611	87,471

					8.9%	19.2%	28.9%	33.6%	5.6%	3.9%

Derivatives

The globalization of the markets in the last years has resulted in a high level of sophistication to the financial products used. As a result of this process, there was an increasing demand for derivative financial instruments to manage market risks, arising mainly from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ is fully involved in the operation of derivative markets, either in complying with the growing clients’ needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

  Hedge — to perform hedge of structural portfolio, arising from commercial bank operations;

  Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the negotiated derivatives with large clients.

Most derivative contracts negotiated with clients in Brazil are swap and future contracts, which are registered with Futures and Commodities Exchange (BM&F) or Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to fix the financing rates offered to customers with maturities or in currencies which are mismatched with the resources used to fund these operations. ITAÚ carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ at September 30, 2002 were related to the foreign exchange rate, interest rate, U.S. dollar and reference rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under normal conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary the adoption of current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

  Futures and Forwards: quotes in the stock exchanges;

  Swaps: the cash flow of each of their legs is discounted to estimated current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;

  Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.

The positions of these financial instruments have their reference values recorded in memorandum accounts and the adjustment/premiums in balance sheet accounts.

The following chart summarizes the reference value restated at market price and the respective net exposures in the balance sheet for the derivative financial instruments.

	MEMORANDUM ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE/RECEIVED (PAYABLE/PAID)		MARKET VALUE	ADJUSTMENT TO MARKET VALUE
	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2002
Future contracts	42,353,842	45,053,434	(108,708)	38,500	(108,708)	-
Purchase commitments	22,984,281	20,744,333	(130,958)	(62,725)	(130,958)	-
Foreign currency	1,563,868	1,288,528	(22,949)	(22,177)	(22,949)	-
Interbank market	17,076,213	16,904,807	(743)	(8,816)	(743)	-
Indices	3,749,976	2,141,131	(100,178)	(32,946)	(100,178)	-
Shares	7,636	56,727	(110)	3,909	(110)	-
Others	586,588	353,140	(6,978)	(2,695)	(6,978)	-
Commitments to sell	19,369,561	24,309,101	22,250	101,225	22,250	-
Foreign currency	1,777,880	1,977,747	(27,573)	34,791	(27,573)	-
Interbank market	15,747,458	18,951,815	(6,762)	(1,971)	(6,762)	-
Indices	1,548,548	3,376,883	57,078	68,427	57,078	-
Shares	28,302	-	423	-	423	-
Others	267,373	2,656	(916)	(22)	(916)	-
Swap contracts			(64,063)	(279,212)	(518,668)	(454,605)
Asset position	19,859,012	9,517,744	2,208,026	226,944	785,999	(1,422,027)
Foreign currency	9,758,281	2,072,583	2,152,580	140,977	741,860	(1,410,720)
Interbank market	6,914,913	3,960,082	22,843	13,484	24,870	2,027
Fixed rate	1,748,061	1,308,672	29,189	21,309	16,729	(12,460)
Indices	392,932	568,853	1,024	277	92	(932)
Shares	5,268	-	361	-	419	58
Others	1,039,557	1,607,554	2,029	50,897	2,029	-
Liability position	19,923,075	9,796,956	(2,272,089)	(506,156)	(1,304,667)	967,422
Foreign currency	9,766,889	4,446,783	(2,173,518)	(474,703)	(1,167,423)	1,006,095
Interbank market	6,552,434	2,102,721	(46,092)	(10,609)	(47,173)	(1,081)
Fixed rate	2,580,280	832,273	(34,050)	(8,128)	(27,585)	6,465
Indices	307,199	660,287	(9,075)	(5,747)	(9,549)	(474)
Others	716,273	1,754,892	(9,354)	(6,969)	(52,937)	(43,583)
Option contracts	4,233,311	4,571,694	(30,562)	(105,351)	(74,980)	44,418
Purchase commitments - purchased position	1,688,390	1,180,716	(90,176)	(50,711)	(240,049)	149,873
Foreign currency	524,549	172,998	(30,149)	(2,750)	(176,931)	146,782
Interbank market	-	36,538	-	-	-	-
Fixed rate	-	268,382	-	-	-	-
Indices	559,850	10,350	(4,935)	(113)	(3,947)	(988)
Shares	472,964	634,788	(46,891)	(47,748)	(45,430)	(1,461)
Others	131,027	57,660	(8,201)	(100)	(13,741)	5,540
Commitments to sell - sold position	912,091	1,912,373	(42,536)	(113,763)	(24,644)	(17,892)
Foreign currency	728,548	1,825,336	(14,300)	(109,807)	(821)	(13,479)
Indices	32,400	17,253	(44)	(1,335)	(4)	(40)
Shares	42,620	26,995	(13,575)	(2,600)	(15,997)	2,422
Others	108,523	42,789	(14,617)	(21)	(7,822)	(6,795)
Purchase position - sold position	1,045,354	322,415	48,654	5,220	141,844	(93,190)
Foreign currency	320,000	134,135	37,843	2,118	134,353	(96,510)
Interbank market	-	121,792	-	-	-	-
Indices	592,975	17,773	3,987	1,118	3,397	590
Shares	45,597	32,548	1,063	1,711	207	856
Others	86,782	16,167	5,761	273	3,887	1,874
Commitments to sell - sold position	587,476	1,156,190	53,496	53,903	47,869	5,627
Foreign currency	99,500	250,604	5,515	8,558	147	5,368
Interbank market	-	6,090	-	-	-	-
Fixed rate	-	268,382	-	-	-	-
Shares	449,334	630,618	44,426	45,332	45,154	(728)
Others	38,642	496	3,555	13	2,568	987
Forward
Purchases receivable			380,504	-	380,504	-
Public Securities			380,504	-	380,504	-
Liabilities of purchases payable			387,856	-	387,856	-
Public Securities			387,856	-	387,856	-
Sales receivable			530,040	57,764	527,146	2,894
Shares			142,184	57,764	139,290	2,894
Public Securities			387,856	-	387,856	-
Liabilities of sales deliverable			380,504	-	380,504	-
Public Securities			380,504	-	380,504	-
		Assets	3,251,282	449,182	1,958,342	(1,292,940)
		Liabilities	(3,142,599)	(565,279)	(2,262,740)	879,859
		Total	108,683	(116,097)	(304,398)	(413,081)

Futures, swaps and options mature as follows:

Clearing	0 - 30	31 - 180	181 -365	Above 365	09/30/2002	09/30/2001
Futures	4,718,842	7,727,618	4,846,835	25,060,547	42,353,842	45,053,434
Swaps	1,451,666	6,778,171	3,487,547	5,933,602	17,650,986	9,290,800
Options	975,935	1,913,903	813,447	530,026	4,233,311	4,571,694

f)

Changes in the Securities Valuation Allowance and Mark-to-Market Allowance

 The Bacen Circular letter 3,023, of June 11, 2002, changed the accounting of provisions, which are no longer highlighted in a specific provision account, but will be recorded directly in the securities portfolio balances on the adoption of mark to market accounting for securities. The following table shows the changes in the allowances for the period:

	01/01 a 09/30/2002	01/01 a 09/30/2001
Opening balance	(902,897)	(972,743)
Adjustment from prior years	33,962	-
Increases with impact on:	(1,621,873)	(49,642)
Net income	(1,024,549)	(49,642)
Stockholders’ equity	(597,324)	-
Write-offs:	269,413	18,408
Reversals	28,613	18,408
Permanent losses	240,800	-
Balance at June 30	(2,221,395)	(1,003,977)
Increases with impact on:	(3,203,036)	(527,674)
Net income	(2,322,823)	(527,674)
Stockholders’ equity	(880,213)	-
Write-offs:	162,538	12,974
Reversal of net income	114,746	12,974
Reversal of stockholders’ equity	47,792	-
Balance at September 30	(5,261,893)	(1,518,677)
(Increases) write-offs		615,780
Balance at December 31, 2001		(902,897)
Minimum allowance required	(2,925,893)	(352,897)
Additional provision (*)	(2,336,000)	(550,000)
(*)

Additional provision to cover future risks arising from market price fluctuations. In addition, in 2002 this provision was increased by R$ 1,786,000 to neutralize the foreign exchange gain on permanent foreign assets mainly referring to securities, considering the high exchange volatility, in the case of an appreciation of the Brazilian Real, reaching the parity of R$ 3.50 as compared to the U.S. dollar, and also to neutralize the exchange gain on hedge to the payment related to the purchase of Banco Sudameris S.A., which exceeded the variation of the interbank deposit rates in the period, in order not to distort the amount in Reais of the premium to be calculated at the time of the actual acquisition.

Note 5 - Loan and Lease Portfolio	(In Thousands of Reais)

a) Summary

	09/30/2002	09/30/2001
Loan operations	28,949,793	24,474,996
Lease operations	1,075,360	1,351,736
Other credits (1)	2,104,826	1,859,755
Advances on exchange contracts (2)	1,669,006	1,382,494
Total	33,798,985	29,068,981
Endorsements and sureties (3)	5,887,737	4,416,329
Total with endorsements and sureties	39,686,722	33,485,310

(1)

Includes honored endorsements and sureties, receivables from advances, commissions on guarantees receivable, debtors from purchase of other assets, operations with credit cards and securities and credits receivable.

(2)	Recorded in other liabilities — Foreign exchange portfolio.
(3)	Recorded in memorandum accounts.

b) Loan and Lease Portfolio by Risk Level
I - Composition by type of operation and risk level

	09/30/2002
Risk levels	AA	A	B	C	D	E	F	G	H	Total	%
Loan operations	7,883,296	7,922,932	6,967,770	2,033,941	1,251,041	919,700	527,363	254,405	1,189,345	28,949,793	85.7%
Loans and discounted trade receivables	5,764,061	4,751,668	4,268,688	1,302,216	774,428	712,436	431,026	131,177	1,052,783	19,188,483	56.8%
Financing	1,650,654	2,209,381	1,200,318	372,082	113,027	35,342	33,774	6,172	43,258	5,664,008	16.8%
Farming and agribusiness industries	458,606	518,197	357,021	35,213	6,598	135,166	3,936	95,522	13,081	1,623,340	4.8%
Real estate financing	9,975	443,686	1,141,631	324,430	356,988	36,756	58,627	21,534	80,223	2,473,850	7.3%
Marketable securities	-	-	112	-	-	-	-	-	-	112	0.0%
Leasing operations	59,424	565,814	209,313	75,024	61,593	29,790	14,758	6,462	53,182	1,075,360	3.2%
Other receivables	43,817	16,403	1,254,457	81,164	526,272	28,614	24,154	18,404	111,541	2,104,826	6.2%
Advances on exchange contracts	564,196	532,276	440,809	123,000	6,686	521	963	63	492	1,669,006	4.9%
Total	8,550,733	9,037,425	8,872,349	2,313,129	1,845,592	978,625	567,238	279,334	1,354,560	33,798,985	100.0%
%	25.3%	26.7%	26.3%	6.8%	5.5%	2.9%	1.7%	0.8%	4.0%
Total - 09/30/2001	8,009,283	7,115,611	8,291,196	2,297,641	1,398,925	291,929	636,474	229,989	797,933	29,068,981
%	27.6%	24.5%	28.5%	7.9%	4.8%	1.0%	2.2%	0.8%	2.7%

	09/30/2001
Risk levels	Total	%
Loan operations	24,474,996	84.2%
Loans and discounted trade receivables	15,084,658	51.9%
Financing	4,942,353	17.0%
Farming and agribusiness industries	1,512,307	5.2%
Real estate financing	2,935,678	10.1%
Marketable securities	-	0.0%
Leasing operations	1,351,736	4.7%
Other receivables	1,859,755	6.4%
Advances on exchange contracts	1,382,494	4.8%
Total	29,068,981	100.0%
%
Total - 09/30/2001
%
II - Composition by maturity and risk level

	AA	A	B	C	D	E	F	G	H	Total	%
	ABNORMAL SITUATION
Falling due installments	-	-	161,304	143,845	261,433	288,579	322,603	60,353	405,803	1,643,920	4.9%
01 to 30	-	-	6,513	6,174	11,549	33,428	26,236	5,080	36,279	125,259	0.4%
31 to 60	-	-	5,385	4,918	8,070	26,573	20,974	4,047	22,440	92,407	0.3%
61 to 90	-	-	5,268	5,080	8,202	26,913	21,216	3,959	19,974	90,612	0.3%
91 to 180	-	-	14,692	14,123	22,160	71,274	56,621	10,178	51,798	240,846	0.7%
181 to 360	-	-	25,049	25,611	33,670	79,138	80,542	11,955	75,244	331,209	1.0%
More than 360	-	-	104,397	87,939	177,782	51,253	117,014	25,134	200,068	763,587	2.3%
Overdue installments	-	-	58,360	97,214	158,308	130,703	131,811	106,335	859,580	1,542,311	4.6%
01 to 14	-	-	938	2,374	4,153	6,157	6,121	1,919	10,379	32,041	0.1%
15 to 30	-	-	55,611	27,832	30,188	18,061	9,889	2,993	15,707	160,281	0.5%
31 to 60	-	-	1,811	66,199	41,938	23,539	15,344	5,826	29,270	183,927	0.5%
61 to 90	-	-	-	627	80,973	18,363	16,756	7,738	34,133	158,590	0.5%
91 to 180	-	-	-	182	1,056	64,233	83,112	87,133	136,861	372,577	1.1%
181 to 360	-	-	-	-	-	350	589	726	521,029	522,694	1.5%
More than 360	-	-	-	-	-	-	-	-	112,201	112,201	0.3%
SUBTOTAL	-	-	219,664	241,059	419,741	419,282	454,414	166,688	1,265,383	3,186,231	9.4%
%	0.0%	0.0%	0.6%	0.7%	1.2%	1.2%	1.3%	0.5%	3.7%	9.4%
SUBTOTAL - 09/30/2001	-	-	170,918	361,241	458,333	142,278	454,120	130,714	677,705	2,395,309
%	0.0%	0.0%	0.6%	1.2%	1.6%	0.5%	1.6%	0.4%	2.3%	8.2%

	NORMAL SITUATION
Falling due installment	8,527,460	9,009,525	8,504,575	2,045,223	1,381,293	544,003	108,263	112,056	85,591	30,317,989	89.7%
01 to 30	1,260,050	1,517,023	3,038,011	511,308	377,530	71,636	31,111	2,493	20,234	6,829,396	20.2%
31 to 60	1,118,987	636,990	938,980	225,293	89,243	41,899	11,452	1,183	10,559	3,074,586	9.1%
61 to 90	639,190	647,488	518,784	125,611	39,640	22,686	18,639	621	6,319	2,018,978	6.0%
91 to 180	788,618	1,079,732	692,937	148,908	109,078	175,070	19,312	1,254	16,339	3,031,248	9.0%
181 to 360	2,288,718	1,503,126	871,889	166,524	191,543	106,783	10,695	1,169	10,034	5,150,481	15.2%
More than 360	2,431,897	3,625,166	2,443,974	867,579	574,259	125,929	17,054	105,336	22,106	10,213,300	30.2%
Overdue up to 14 days	23,273	27,900	148,110	26,847	44,558	15,340	4,561	590	3,586	294,765	0.9%
SUBTOTAL	8,550,733	9,037,425	8,652,685	2,072,070	1,425,851	559,343	112,824	112,646	89,177	30,612,754	90.6%
%	25.3%	26.7%	25.6%	6.1%	4.2%	1.7%	0.3%	0.3%	0.3%	90.6%
SUBTOTAL - 09/30/2001	8,009,283	7,115,611	8,120,278	1,936,400	940,592	149,651	182,354	99,275	120,228	26,673,672
%	27.6%	24.5%	27.9%	6.7%	3.2%	0.5%	0.6%	0.3%	0.4%	91.8%
TOTAL	8,550,733	9,037,425	8,872,349	2,313,129	1,845,592	978,625	567,238	279,334	1,354,560	33,798,985
%	25.3%	26.7%	26.3%	6.8%	5.5%	2.9%	1.7%	0.8%	4.0%
TOTAL - 09/30/2001	8,009,283	7,115,611	8,291,196	2,297,641	1,398,925	291,929	636,474	229,989	797,933	29,068,981
%	27.6%	24.5%	28.5%	7.9%	4.8%	1.0%	2.2%	0.8%	2.7%
c) Composition by business sector

	09/30/2002		09/30/2001
	Sectors	%	Sectors	%
PUBLIC SECTOR	1,389,943	4.1%	1,025,707	3.5%
Chemical and Petrochemical	541,960	1.6%	489,000	1.7%
Others	847,983	2.5%	536,707	1.8%
PRIVATE SECTOR	32,409,042	95.9%	28,043,274	96.5%
CORPORATE ENTITY	20,378,046	60.3%	16,505,701	56.8%
INDUSTRY	10,562,151	31.2%	7,903,536	27.2%
Food and beverages	1,795,686	5.3%	1,647,188	5.7%
Steel and metallurgy	1,549,331	4.6%	1,072,066	3.7%
Chemical and petrochemical	1,947,129	5.8%	1,350,879	4.6%
Electrical and electronic	542,475	1.6%	684,976	2.4%
Paper and pulp	1,100,790	3.3%	580,872	2.0%
Light and heavy vehicles	704,175	2.1%	421,009	1.4%
Textile and clothing	340,487	1.0%	384,956	1.3%
Mechanics	225,356	0.7%	149,092	0.5%
Tobbaco	444,962	1.3%	247,408	0.9%
Fertilizers, inseticides and crop protection	518,032	1.5%	335,233	1.2%
Autoparts and accessories	278,230	0.8%	175,897	0.6%
Construction material	535,272	1.6%	253,172	0.9%
Pharmaceuticals	82,142	0.2%	155,642	0.5%
Wood and furniture	152,321	0.5%	116,962	0.4%
Tractors and agribusiness machinery	37,019	0.1%	71,803	0.2%
Others	308,744	0.9%	256,381	0.9%
COMMERCE	1,864,822	5.5%	1,568,614	5.4%
Retailers	1,423,649	4.2%	1,341,991	4.6%
Wholesale	276,953	0.8%	181,482	0.6%
Others	164,220	0.5%	45,141	0.2%
SERVICES	6,770,047	20.0%	5,914,901	20.3%
Telecommunications	2,578,841	7.6%	2,371,900	8.2%
Electrical energy generation and distribution	1,427,327	4.2%	1,027,825	3.5%
Financial	852,604	2.5%	753,222	2.6%
Service companies	583,796	1.7%	569,781	2.0%
Contractors and real estate agents	298,383	0.9%	302,443	1.0%
Real estate financings (company)	158,394	0.5%	218,165	0.8%
Public services and concessionaires	176,911	0.5%	272,319	0.9%
Transportation	212,829	0.6%	193,355	0.7%
Communications	5,478	0.0%	4,020	0.0%
Other	475,484	1.4%	201,871	0.7%
PRIMARY SECTOR	1,045,934	3.1%	990,204	3.4%
Mining	150,179	0.4%	364,715	1.3%
Farming and livestock	892,632	2.6%	624,458	2.1%
Others	3,123	0.0%	1,031	0.0%
OTHERS	135,092	0.4%	128,446	0.4%
INDIVIDUALS	12,030,996	35.6%	11,537,573	39.7%
Credit cards	2,843,739	8.4%	2,364,454	8.1%
Real estate financing	2,315,457	6.9%	2,717,513	9.3%
Consumer loans/vehicles/overdraft	6,871,800	20.3%	6,455,606	22.2%
TOTAL	33,798,985	100.0%	29,068,981	100.0%

d) Concentration of Credit (*)

	September 30, 2002		September 30, 2001
	Risk	% of Total	Risk	% of Total
Largest debtor	1,074,197	2.7%	861,189	2.6%
20 largest debtors	9,584,035	24.2%	7,792,702	23.3%
50 largest debtors	15,005,723	37.8%	11,525,474	34.4%
100 largest debtors	18,978,464	47.8%	14,580,597	43.5%

(*) Amounts include endorsements and sureties.
e) Allowance for Loan Losses I - Changes in the Allowance for Loan Losses

	01/01 a 09/30/2002	01/01 a 09/30/2001
Opening balance	2,568,182	2,033,091
Complement of additional allowance of Banco Itaú Buen Ayre, recorded in extraordinary result	30,423	-
Foreign exchange devaluation effect in Argentina, recorded in extraordinary result	(42,102)	-
Net increase for the period	1,624,878	1,009,768
Write-Offs	(919,716)	(670,807)
Closing balance	3,261,665	2,372,052
Specific allowance (1)	1,786,460	1,097,328
Generic allowance (2)	728,705	594,724
Additional allowance (3)	(*) 746,500	(*) 680,000

(*)

If, as provided by article 5 of BACEN Resolution 2682, changed by article 2 of BACEN Resolution 2697 of February 24, 2000, the provision on credit operations contracted with customers whose total responsibility is less than R$ 50,000 could be set up exclusively based on delays, the specific/generic allowance would be reduced by R$ 115,708, with an equivalent increase in the additional allowance.

(1)	For operations with installments overdue more than 14 days, with renegotiations made or with debtors in the process of debt restructuring or bankruptcy.
(2)	For operations not covered by the previous item due to the classification of the client or the operation.
(3)

Refers to the provision in excess of the minimum requirement, recorded based on the conservative criteria adopted by management, in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data on the loan portfolios in economic crisis situations, including operations in Argentina.

At September 30, 2002, the balance of the allowance was equivalent to 9.7% (8.2% at September 30, 2001). II - Allowance for loans losses by risk levels

Risk levels	% minimum allowance required	Portfolio balance
		At 09/30/2002					At 09/30/2001
		Abnormal situation (1)			Normal situation	Total
		Falling due installments	Overdue installments	Subtotal	Falling due and overdue installments
AA	0.0%	-	-	-	8,550,733	8,550,733	8,009,283
A	0.5%	-	-	-	9,037,425	9,037,425	7,115,611
B	1.0%	161,304	58,360	219,664	8,652,685	8,872,349	8,291,196
C	3.0%	143,845	97,214	241,059	2,072,070	2,313,129	2,297,641
D	10.0%	261,433	158,308	419,741	1,425,851	1,845,592	1,398,925
E	30.0%	288,579	130,703	419,282	559,343	978,625	291,929
F	50.0%	322,603	131,811	454,414	112,824	567,238	636,474
G	70.0%	60,353	106,335	166,688	112,646	279,334	229,989
H	100.0%	405,803	859,580	1,265,383	89,177	1,354,560	797,933
Total		1,643,920	1,542,311	3,186,231	30,612,754	33,798,985	29,068,981
09/30/2001		1,245,361	1,149,948	2,395,309	26,673,672	29,068,981

Risk levels	% minimum allowance required	Total allowance
		09/30/2002							09/30/2001
		Minimum required					Excess allowance (3)	Existing allowance	Existing allowance
		Specific			Generic	Total (2)
		Falling due	Overdue	Subtotal
AA	0.0%	-	-	-	-	-	-	-	-
A	0.5%	-	-	-	45,187	45,187	35,255	80,442	62,808
B	1.0%	1,613	584	2,197	86,527	88,724	176,560	265,284	223,351
C	3.0%	4,315	2,916	7,231	62,162	69,393	109,812	179,205	186,531
D	10.0%	26,143	15,831	41,974	142,585	184,559	185,534	370,093	345,301
E	30.0%	86,574	39,211	125,785	167,803	293,588	164,726	458,314	137,062
F	50.0%	161,302	65,906	227,208	56,412	283,620	59,111	342,731	422,256
G	70.0%	42,247	74,435	116,682	78,852	195,534	15,502	211,036	196,810
H	100.0%	405,803	859,580	1,265,383	89,177	1,354,560	-	1,354,560	797,933
Total		727,997	1,058,463	1,786,460	728,705	2,515,165	746,500	3,261,665	2,372,052
09/30/2001		430,606	666,722	1,097,328	594,724	1,692,052	680,000	2,372,052

(1)

Operations in abnormal situation are considered to be those with installments overdue for more than 14 days or assumed by or the responsibility of companies undergoing debt rehabilitation or in process of bankruptcy.

(2)

Management has maintained the policy of not using classification “AA” for micro, small and medium companies, and, also, for individuals. Consequently, all loan operations made with customers classified in these segments have related provisions established when the loans are granted.

(3)

At BACEN’s request, the provision was allocated to make explicit, in each risk level, the exceeding amounts quantified using the statistical models so as to evaluate the “stressed” portfolios in the market.

f) Recovery and Renegotiation of Credits

I - Expenses with Allowance for Loan Losses Net of Recovery of Written off Loans Against the Allowance for Loan Losses

	01/01 a 09/30/2002	01/01 a 09/30/2001
Net increase in the period	(1,624,878)	(1,009,768)
Recoveries (*)	210,177	202,814
Renegotiations	55,881	55,949
Collections	154,296	146,865
Total	(1,414,701)	(806,954)

(*) These recoveries are classified in Income from loan operations. II - Renegotiated Credits

	09/30/2002	09/30/2001
Renegotiations	931,798	558,078
Allowance for Loan Losses	505,210	321,506
(%)	54.2%	57.6%
Note 6 - Foreign Exchange Portfolio	(In Thousands of Reais)

a) Portfolio

	09/30/2002	09/30/2001
ASSETS — OTHER RECEIVABLES	7,730,392	5,611,106
Exchange purchase pending settlement	5,749,395	3,484,447
Foreign currency bills and term documents	7,268	23,545
Exchange sales right	2,352,916	2,230,984
(-) Local currency advances received	(422,799)	(172,243)
Income receivables on advances granted	43,612	44,373
LIABILITIES - OTHER LIABILITIES	6,206,043	4,116,125
Exchange sale pending settlement	2,868,482	2,338,508
Exchange purchase obligations	4,928,506	3,153,117
(-) Advances on exchange contracts	(1,669,006)	(1,382,494)
Others	78,061	6,994
MEMORANDUM ACCOUNTS	37,987	72,466
Import credit outstanding	21,967	51,564
Confirmed export credits	16,020	20,902

b) Results

In order to permit a more adequate analysis, we present below the composition of the Results from Foreign Exchange Operations adjusted to reflect the effective result of the difference in rates for the purchase and sale of foreign currency.

	01/01 to 09/30/2002	01/01 to 09/30/2001
Foreign exchange income	7,615,223	4,019,981
Foreign exchange expenses	(7,329,021)	(3,894,258)
Results from foreign exchange operations	286,202	125,723
Adjustments in foreign exchange income:
Interest, commissions and tariffs	(135,589)	(162,870)
Income from foreign exchange variation on investments abroad	195,781	51,308
Adjustments in foreign exchange expenses:
Commissions and collections	11,959	9,821
Interest on liabilities with bankers abroad	28,123	36,517
Foreign exchange variation on time deposits in foreign currency	(223)	-
Adjusted result from foreign exchange operation	386,253	60,499
Note 7 - Composition of Investments	(In Thousands of Reais)

	09/30/2002	09/30/2001
Participation in associated companies - Brazil	108,459	103,451
AGF BRASIL SEGUROS S.A.	105,037	100,451
Other	3,422	3,000
Participation in associated companies - Abroad	657,577	322,650
BPI — SGPS S.A. (BPI)	655,619	317,712
Other	1,958	4,938
Other investments	148,375	342,077
Investments by tax incentives (*)	44,249	247,045
Equity securities	21,646	18,489
Shares and quotas	22,162	21,278
Other	60,318	55,265

(*) At September 30, 2002, R$ 226,839 was reclassified to Current assets and a provision of R$ 179,105 was formed. In this account remained R$ 44,249 for which a provision of R$ 23,260 was formed.

Note 8 - Deposits and Funding - Composition by Maturity	(In Thousands of Reais)

a) Deposits

	09/30/2002						09/30/2001
Maturity in Days	0-30	31-180	181-365	Above 365	Total	%	Total	%
Demand deposits	7,662,045	-	-	-	7,662,045	23.6%	6,094,463	22.5%
Savings accounts	17,411,745	20,889	-	-	17,432,634	53.6%	15,550,119	57.3%
Interbank	305,865	294,667	5,604	928	607,064	1.9%	377,570	1.4%
Time deposits	4,362,243	1,531,520	362,148	540,078	6,795,989	20.9%	5,098,690	18.8%
TOTAL	29,741,898	1,847,076	367,752	541,006	32,497,732	100.0%	27,120,842	100.0%
% by maturity date
09/30/2002	91.5%	5.7%	1.1%	1.7%
09/30/2001	90.6%	6.1%	2.2%	1.1%

b) Money Market

	30/09/2002						30/09/2001
Maturity in Days	0-30	31-180	181-365	Above 365	Total	%	Total	%
Financial Institutions	695,305	834,249	223,907	852,330	2,605,791	21.7%	2,618,058	26.1%
Non-financial companies	5,051,619	875,210	522,325	1,589,190	8,038,344	67.1%	7,350,272	73.4%
Individuals	9,031	88,218	21,238	1,222,738	1,341,225	11.2%	50,836	0.5%
TOTAL	5,755,955	1,797,677	767,470	3,664,258	11,985,360	100.0%	10,019,166	100.0%
% by maturity date
09/30/2002	48.0%	15.0%	6.4%	30.6%
09/30/2001	43.0%	15.0%	8.9%	14.1%

c) Foreign borrowing in securities

	09/30/2002						09/30/2001
Maturity in days	0-30	31-180	181-365	Above 365	Total	%	Total	%
TRADE RELATED	128,391	311,264	92,070	-	531,725	13.7%	247,977	8.2%
Issued abroad	128,391	311,264	92,070	-	531,725	13.7%	247,977	8.2%
Bankers Acceptance	128,391	311,264	92,070	-	531,725	13.7%	247,977	8.2%
NON-TRADE RELATED	459,408	21,559	139,838	2,721,851	3,342,656	86.3%	2,788,128	91.8%
Issued in Brazil	47,743	9,627	120,305	1,278,292	1,455,967	37.6%	1,590,582	52.4%
Commercial Paper	-	7,832	120,305	56,928	185,065	4.8%	415,870	13.7%
Fixed Rate Notes	47,743	1,795	-	1,221,364	1,270,902	32.8%	1,174,712	38.7%
Issued abroad	411,665	11,932	19,533	1,443,559	1,886,689	48.7%	1,197,546	39.4%
Euronotes	411,665	3,635	-	583,475	998,775	25.8%	1,143,707	37.7%
Fixed Rate Notes	-	-	-	860,084	860,084	22.2%	-	0.0%
Brazil Risk Note Programme	-	8,297	19,533	-	27,830	0.7%	53,839	1.8%
TOTAL	587,799	332,823	231,908	2,721,851	3,874,381		3,036,105
% by maturity date
09/30/2002	15.2%	8.6%	6.0%	70.3%
09/30/2001	2.8%	33.3%	14.9%	49.0%

d) Subordinated debt Funds were obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of May 30, 2001, as described below:

-

R$ 701,082 (US$ 180,000 thousand) in subordinated Euronotes, comprising R$ 389,490 (US$ 100,000 thousand) issued on August 13, 2001 and R$ 311,592 (US$ 80,000 thousand) issued on November 9, 2001, falling due on August 15, 2011, paying interest semi-annually of 10% p.a., and R$ 954,499 (¥30,000,000 thousand) in subordinated Euronotes issued on August 13, 2001, also falling due on August 15, 2011, paying interest semi-annually at the rate of 4.25% p.a. At September 30, 2002, the balance outstanding amounted to R$ 1,544,964.

-

R$ 600,000 in non convertible debentures, issued on September 1, 2001 falling due on September 1, 2008, with no projected amortization or renegotiation and paying interest semi-annually at the average interfinancial deposit (DI) rate registered at the Securities Custody Center (Cetip) plus 0.75% p.a. At September 30, 2002, the balance outstanding totaled R$ 603,441.

Note 9 - Income Tax and Social Contribution	(In Thousands of Reais)

a)	Income tax and social contribution due on operations for the period are shown below:

	01.01 to 09.30.2002	01.01 to 09.30.2001
Income before income tax and social contribution	2,747,026	2,385,213
Taxes (income tax and social contribution) at rates of 25% and 9% (*) respectively	(933,989)	(810,972)
Increase/decreases in income tax and social contribution payable as result of:
Permanent (Inclusions) Exclusions	418,165	504,210
Equity in income of subsidiaries and affiliates	135,820	4,991
Interest on own capital	90,437	212,445
Non-deductible expenses and provisions and other	191,908	286,774
Temporary (Inclusions) Exclusions	(478,182)	(285,801)
Allowance for loan losses	(164,775)	(131,618)
Labor provisions, tax contingencies and other expenses	(313,407)	(154,183)
Other adjustments	(99,917)	(9,061)
Income tax of foreign branches and subsidiaries	(99,917)	(9,061)
Total income tax and social contribution for the period	(1,093,923)	(601,624)
Withholding tax on distribution of interest on own capital	(39,409)	(94,273)
Total income tax and social contribution	(1,133,332)	(695,897)
(*) According to Note 3 k.

b)	The composition of accounting adjustments to deferred income tax and social contribution which refer to temporary additions is shown below:

	01.01 to 09.30.2002	01.01 to 09.30.2001
Deferred income tax and social contribution related to temporary adjustments	586,153	408,863
Deferred tax adjustments:
Increase (Reversal) from temporary inclusions/exclusions	478,182	284,077
Increase (Reversal) from tax losses	69,270	129,326
Increase (Reversal) in others	38,701	(4,540)
c)	The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution), is represented as follows:
	PROVISIONS		TAX CREDITS
	12.31.2001	09.30.2002	12.31.2001	Net movement	09.30.2002
Deferred tax assets			2,853,903	738,140	3,592,043
Related to tax losses			796,529	69,270	865,799
Related to provisions disbursed			927,309	871,406	1,798,715
Allowance for losses			618,376	146,137	764,513
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)			47,415	156,910	204,325
Adjustment to market value of securities available for sale			10,800	492,052	502,852
Allowance for real estate			44,898	(6,106)	38,792
Other			205,820	82,413	288,233
Related to non-disbursed provisions	3,796,968	4,422,435	1,130,065	(202,536)	927,529
Related to the operation	2,155,628	2,101,777	675,612	(22,435)	653,177
Interest on own capital	261,044	60,685	88,755	(68,122)	20,633
Tax contingencies	477,289	415,802	135,882	(12,297)	123,585
Labor contingencies	618,974	816,029	181,406	68,408	249,814
Civil contingencies	251,139	350,976	73,914	33,012	106,926
Other	547,182	458,285	195,655	(43,436)	152,219
Related to provisions in excess in relation to the minimum required amount not disbursed	1,641,340	2,320,658	454,453	(180,101)	274,352
Allowance for loan losses	715,000	746,500	200,910	30,698	231,608
Adjustment to market value of securities and derivative financial instruments	550,000	1,336,000	182,991	(182,991)	-
Tax contingencies	376,340	238,158	70,552	(27,808)	42,744

(*)

From a financial point of view, rather than recording the provision of R$ 4,422,435 (R$ 3,796,968 at December 31, 2001) and deferred tax assets of R$ 927.529 (R$ 1,130,065 at December 31, 2001) , only the difference should be considered, because the deferred tax assets would only materialize when the liability is disbursed.

d)

According to expected taxable income generation and based on historic profitability levels and on a technical viability study, the expected realization of existing tax credits at September 30, 2002, in Itaú Consolidated is 17.0% in the first year, 16.2% in the second year, 10.9% in the third year, 9.4% in the fourth year, 9.4% in the fifth year, 26.7% between the sixth and eighth year and 10.4% in the ninth and tenth year.

e)	The balance of deferred tax liabilities (income tax and social contribution), is represented by:

	12.31.2001	Net movement	09.30.2002
Deferred Tax Liabilities	247,605	74,411	322,016
Excess Depreciation - Leasing	185,107	47,766	232,873
Taxation on results of branches and subsidiaries abroad	43,980	27,394	71,374
Revaluation reserve	18,227	(578)	17,649
Other	291	(171)	120
Note 10 - Other Accounts	(In Thousands of Reais)

a)	Other Receivables - Sundry

	09/30/2002	09/30/2001
Tax credits	3,592,043	3,081,873
Social Contribution to be offset (1)	1,357,353	1,366,249
Deposits in guarantee — Tax appeals	1,490,182	1,081,294
Deposits in guarantee — Overseas	367,368	188,526
Deposits in guarantee — Labor appeals	342,816	310,095
Deposits in guarantee — Other	110,355	174,045
Tax and contribution to offset	618,130	615,963
Securities and credits receivable (2)	500,779	527,862
Credit card operations	1,400,031	1,215,940
Other domestic debtors	447,160	454,537
Debtors as a result of sale of assets	155,188	137,736
Other foreign debtors	138,046	45,463
Options for tax incentives	60,657	42,638
Salary advances	53,980	50,912
Receivables from related companies	36,251	31,596
Recoverable payments	30,910	41,586
Other	76,015	31,594
Total	10,777,264	9,397,909

(1)	Due to the option in article 8 of Provisional Measure 2.158-35 of August 24, 2001 relating to financial, insurance and similar companies.
(2)	In the Consolidated Financial Statements of Itaú, R$ 471,600 (R$ 504,064 at September 30, 2001) refers to the purchase and sale of public securities, signed with the State of Paraná, with a pledge of the shares in Companhia Paranaense de Energia (COPEL).

b)	Other Liabilities I - Negotiation and Intermediation of Securities

	09/30/2002	09/30/2001
Balances (*)	1,993,129	1,182,388

(*)	At September 30, 2002, includes R$ 1,559,144 (equivalent to US$ 400,304) relating to the sale of rights on foreign payment orders receivable to the company Brazilian Diversified Payment Rights Finance Company.
II - Other liabilities — Sundry

	09/30/2002	09/30/2001
Credit card companies	1,815,847	1,643,643
Provision for contingent liabilities (*)	447,414	1,541,376
Provision for labor contingencies	904,399	694,222
Personnel	352,885	408,791
Provision for payments	265,718	159,121
Provision for reorganization of BANESTADO and BEG	88,376	204,440
Sundry creditors abroad	891,247	173,019
Liabilities for official agreements	158,613	132,339
Insurance companies	101,529	81,745
Liabilities resulting from purchase of assets	54,225	21,298
Payables to affiliated companies	58,481	49,508
Funds to be released	21,742	46,813
Provision to cover actuarial deficit of FUNBEP — Multisponsored pension fund and PREBEG	49,871	235,000
Other	256,215	701,519
Total	5,466,562	6,092,834

(*)	In 2001, includes liabilities for taxes suspended by injunctions that were paid in compliance with Provisional Measure 38 of May 14, 2002.

c)	Banking Services and Fees

	01/01 to 09/30/2002	01/01 to 09/30/2001
Fund management fees	757,526	633,158
Current account service fees	609,864	530,828
Credit operations	330,248	239,691
Government collection fees (*)	114,151	145,238
Collection fees	206,554	166,371
Interbank charges (securities, checks and wire)	147,904	129,824
Credit cards	509,621	442,167
Annual fees	229,459	188,527
Other services	280,162	253,640
Other services	366,029	407,017
Total	3,041,897	2,694,29

(*)	In 2002, fees related to federal public entities totaling R$ 34,210 have not been recorded.
d)	Personnel Expenses

	01/01 to 09/30/2002	01/01 to 09/30/2001
Remuneration	1,113,728	1,065,501
Charges	347,295	334,680
Social benefits	297,042	302,120
Training	30,752	40,832
Subtotal	1,788,817	1,743,133
Employee resignation and labor claims	569,332	255,323
Collective Labor Agreement	46,233	61,798
Total	2,404,382	2,060,254

e)	Other Administrative Expenses

	01/01 to 09/30/2002	01/01 to 09/30/2001
Data processing and telecommunications	640,236	644,865
Depreciation and amortization	411,041	355,789
Third-party services	321,755	345,350
Facilities	323,760	292,757
Advertising, promotions and publications	189,795	214,469
Financial system service cost	206,995	186,399
Transport	138,137	130,279
Civil and tax proceedings	145,399	26,783
Security	94,040	97,048
Material	96,462	92,212
Credit cards	64,227	57,575
Legal	38,340	38,338
Others	171,880	196,157
Total	2,842,067	2,678,021

f)	Other Operating Income

	01/01 to 09/30/2002	01/01 to 09/30/2001
Reversal of operational provisions	173,598	24,771
Exchange rate variation of assets and liabilities in foreign companies	-	85,076
Recovery of charges and expenses	34,388	45,882
Equity share of subsidiaries and affiliates, not derived from net income	45,197	23,574
Other	278,491	181,671
Total	531,674	360,974

g)	Other Operating Expenses

	01/01 to 09/30/2002	01/01 to 09/30/2001
Tax charges	145,492	98,596
Exchange rate variation of assets and liabilities in foreign companies	121,197	-
Provision for tax incentive	179,105	-
Other financial expenses	8,081	29,778
Related to real estate financing	13,470	14,487
Commissions	45,024	6,545
Equity share of subsidiaries and affiliates, not derived from net income	411	1,076
Others	339,794	128,646
Total	852,574	279,128
Note 11 - Stockholders’ Equity — Itaú	(In Thousands of Reais)

a)	Shares

The capital of ITAÚ is represented by 113,451,148,264 entry shares, with no par value, out of which 61,998,316,748 are common shares and 51,452,831,516 are preferred shares.

Pursuant to the authorization of the Board of Directors, the Bank repurchased own shares to be kept in treasury for subsequent cancellation or future resale. The minimum, weighted average and maximum prices in Reais per thousand of treasury shares is R$ 152.13, R$ 180.76 and R$ 192.94, respectively for common shares and R$ 39.03, R$ 122.11 and R$ 194.13, respectively for preferred shares, and their average market value at September 30, 2002 is, respectively, R$ 118.08 and R$ 115.58 per thousand shares.

Treasury share movements are shown below:

	NUMBER
	Common	Preferred	Total
Treasury shares at December 31, 2001	53,454,470	2,341,636,941	2,395,091,411
Purchases during the period	862,506,797	310,882,875	1,173,389,672
(-)Cancellation in the period	(885,000,000)	-	(885,000,000)
(-)Sales in the period
Stock Option Plan	-	(447,400,000)	(447,400,000)
Treasury shares at September 30, 2002	30,961,267	2,205,119,816	2,236,081,083

b)	Dividends

Stockholders are entitled to a minimum mandatory dividend of 25% of net income, which is adjusted according to rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend on preferred shares.

From May 2, 2002, the monthly advanced minimum mandatory dividend paid as interest on own capital was ten cents of a Real (R$ 0.10) per thousand shares.

Note 12 - Related Parties	(In Thousands of Reais)

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, and at arm’s length.

Transactions involving ITAÚ and its subsidiaries were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

  The Parent company ITAÚSA and its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

  Fundação Itaubanco, FUNBEP - multi-sponsored pension fund and Caixa de Previdência dos Funcionários do BEG (PREBEG), which are closed private pension entities that administer supplementary retirement plans sponsored by ITAÚ and/or its subsidiaries, as described in Note 16 a; and

  Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ to act in their respective areas of interest as described in Note 18 d and Note 18 e.

The transactions with these related parties are not significant in the overall context of ITAÚ’s operations, and besides those already mentioned are basically characterized by:

  Bank transactions under normal conditions, in unrestricted compliance with the limits imposed by the Central Bank of Brazil, such as movement of current accounts, investments in and redemption of securities, and the provision of portfolio custody/management services.

  Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

Rental of real estate from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Note 13 — Financial Instruments - Market Value	(In Thousands of Reais)

The financial statements are prepared in conformity with accounting principles which assume the normal continuity of the operations of ITAÚ and its subsidiaries.

Except for the instruments in the table below, the recorded values of each financial instrument, whether included or not in the balance sheet, are approximately equal to the values that might be obtained in an active market, or in the absence of such markets, using the net present value of future cash flows adjusted based on the current market interest rate, or do not have a market value quotation available:

	RECORDED VALUE		MARKET
	09/30/2002	09/30/2001	09/30/2002	09/30/2001
Interbank investments	5,983,772	5,827,588	5,985,834	5,829,375

Securities and derivatives	22,227,347 (1)	20,107,824	24,563,347	21,328,326
Provision for Securities Available for Sale
Reclassification of Additional Provision

Loan operations	26,039,780	23,274,164	25,999,574	23,240,223

Investments in BPI	655,619	317,710	883,396	511,894

Other investments	120,061	335,934	120,886	336,959

Time and interbank deposits and funds from acceptance and issuance of securities	11,690,163	9,747,868	11,641,778	9,565,792

Other liabilities from trading and intermediation of amounts and subordinated debt	4,141,534	2,117,053	3,810,087	2,117,053

Treasury shares	263,174	310,616	258,524	471,359

Total unrealized

	Unrealized Income (Loss) (2) (3)
	In Net Income		In Stockholders’ Equity
	09/30/2002	09/30/2001	09/30/2002	09/30/2001
Interbank investments	2,062	1,787	2,062	1,787

Securities and derivatives	2,336,000	1,220,502	2,336,000	1,220,502
Provision for Securities Available for Sale	(1,440,616)
Reclassification of Additional Provision			(1,000,000)

Loan operations	(40,206)	(33,941)	(40,206)	(33,941)

Investments in BPI	227,777	194,184	227,777	194,184

Other investments	825	1,025	825	1,025

Time and interbank deposits and funds from acceptance and issuance of securities	48,385	182,076	48,385	182,076

Other liabilities from trading and intermediation of amounts and subordinated debt	331,447		331,447	-

Treasury shares			(4,650)	160,743

Total unrealized	1,465,674	1,565,633	1,901,640	1,726,376

(1)	Does not include the reclassification of additional provision in the amount of R$ 1,000,000.
(2)	Includes unrealized gains to minority interest amounting to R$ 93,481 (R$ 95,918 at September 30, 2001).
(3)	Does not include the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

  Interbank deposits were determined on the basis of their nominal values, monetarily restated to maturity dates and discounted to present value using futures market interest rates and swap market rates for fixed-rate securities and using rates published in the Gazeta Mercantil in October 1, 2002, for floating-rate securities.

  Securities were determined based on their market value, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002 issued by the Brazilian Central Bank (BACEN).

  Loans with maturity dates over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates on the balance sheet date, also considering the effects of hedges (swap contracts).

  Other investments and equity shares in foreign subsidiary and affiliated companies are determined on the basis of stock market quotations, book value per share and auction quotations.

  Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by means of future cash flows discounted using future market interest rates, swap market rates for fixed-rate securities, and market rates for floating-rate securities published in the Gazeta Mercantil on October 1, 2002. The effects of hedges (swap contracts) are also taken into account.

  Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available on the last trading day of the month, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 14 - Reclassification for Comparison Purposes	(In Thousands of Reais)

In order to set a comparison standard for the September 30, 2002 Financial Statements, reclassifications in the balances of September 30, 2001 were carried out mainly relating to the consolidation of the credit card administrators as financial institutions, the most adequate classification for insurance operations, and to the amount received in advance for the marketing and interactive services agreement, offsetting the cost of acquisition of shares in AOLA.

	09/30/2001
	Prior disclosure	Reclassifications	Reclassified balances
ASSETS
SECURITIES
Own portfolio	12,515,772	(339,978)	12,175,794
Funds Quotas of PGBL/VGBL	-	343,634	343,634
LOAN OPERATIONS
Private sector	25,110,348	(1,153,512)	23,956,836
OTHER RECEIVABLES
Sundry	8,613,371	784,538	9,397,909
TOTAL ASSETS	81,749,167	(365,318)	81,383,849

LIABILITIES

BORROWINGS
Domestic — Other institutions	717,550	7,826	725,376
Foreign borrowings	5,966,793	(7,826)	5,958,967
OTHER LIABILITIES
Corporate and statutory contributions	575,200	8,429	583,629
Taxes and social security contributions	1,406,976	(4,169)	1,402,807
Sundry	6,462,412	(369,578)	6,092,834
TOTAL LIABILITIES	81,749,167	(365,318)	81,383,849

STATEMENT OF INCOME

INCOME FROM FINANCIAL OPERATIONS
Loans	6,483,554	367,551	6,851,105
Securities Portfolio	5,849,672	(10,950)	5,838,722
EXPENSES FROM FINANCIAL OPERATIONS
Borrowings, assignments and on-lendings	(1,645,122)	(16,464)	(1,661,586)
GROSS INCOME FROM FINANCIAL OPERATIONS	3,980,634	340,137	4,320,771
OTHER OPERATING INCOME (EXPENSES)	(1,703,325)	(330,037)	(2,033,362)
Banking services fees	3,041,748	(347,454)	2,694,294
Other income and insurance operating expenses	-	49,585	49,585
Personnel expenses	(2,060,262)	8	(2,060,254)
Other administrative expenses	(2,515,990)	(162,031)	(2,678,021)
Other operating income	570,615	(209,641)	360,974
Other operating expenses	(618,624)	339,496	(279,128)
OPERATING INCOME	2,277,309	10,100	2,287,409
NON-OPERATING INCOME	107,904	(10,100)	97,804
NET INCOME	2,155,884	-	2,155,884
Note 15 — Extraordinary Result	(In Thousands of Reais)

For a better analysis of the financial statements for the period, non-recurring income and expenses were segregated to the extraordinary result account, net of taxes (income tax and social contribution) totaling R$ (23,553) relating to the amortization of goodwill arising from: purchase of preferred shares of BEG R$ (21,439) in auction; capital increase in Banco del Paraná R$ (1,526) and increase in stake in BPI R$ (436).

Note 16 - Benefits to Employees	(In Thousands of Reais)

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies used by ITAÚ and its subsidiaries regarding the benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits:

ITAÚ and its subsidiaries are sponsors of the supplementary retirement plans managed by the closed private pension Fundação Itaubanco, FUNBEP — Fundo de Pensão Multipatrocinado and Caixa de Previdência dos Funcionários do BEG, which are intended to grant benefits that, as a life annuity (in the case of FUNBEP and of the plan of Fundação Bemge de Seguridade Social FASBEMGE, also granted a death benefit), will supplement the retirement paid by the Social Security. During the period, contributions totaled R$ 22,043 (R$ 21,352 from January 1 and September 30, 2001). The contribution rate increases with the participant’s income.

b)	Post-employment benefits:

BANESTADO and BEG sponsor a health plan for their retired workers and beneficiaries according to the acquisition agreements signed by ITAÚ, under the terms and conditions established. During the period, contributions totaled R$ 3,879 (R$ 3,262 from January 1 and September 30, 2001). The contribution rate increases with the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the Benefit Plans:
The assets and actuarial liabilities at September 30, 2002, calculated in conformity with the concepts established by CVM Deliberation 371/2000, regarding the revision of actuarial models and assumptions in relation to those defined in the Notes of the plans, were not recorded by the sponsors and are summarized below:

September 30, 2002
Net assets of the plans	5,068,295
Actuarial liabilities	4,988,096
Surplus	80,199

Main assumptions used in the actuarial assessment:

Discount rate	10.24% a.a.
Return rate expected for the assets	12.32% a.a.
Future salary growth	8.16% a.a.
Growth of the pension fund and Social Security benefits	4.00% a.a.
Inflation	4.00% a.a.
Actuarial method	Projected Unit Credit (1)

(1) Using the Project Unit Credit actuarial method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.

In addition to the reserves kept by the plans, the sponsors have provisions in the amount of R$ 59,303 to cover insufficient actuarial reserves.
Note 17 - Strategic Alliance with America Online Latin America, Inc.	(In Thousands of Reais)

On June 12, 2000, a strategic alliance with America Online Latin America Inc. (AOLA) was established through a joint venture made by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. Itaú acquired a 12% stockholding in the capital of AOLA (representing 31,700,000 class A common shares). Itaú contracted with America Online Brasil Ltd. (AOLB), a subsidiary of AOLA, for the rendering of interactive and marketing services by Itaú. The acquisition of shares did not imply a monetary disbursement, once a payment related to the services rendering agreement was received at the time of the subscription, at an equal amount. The transaction is subject to the restrictions and goals to be complied with under the contractual term of five years.

In March 2001, a further 4,237,840 class A common shares were acquired due to a capital increase after a joint decision with AOL and with the companies belonging to the Cisneros group.

The amount related to the agreement, received in advance, is recorded in our financial statements offsetting the cost of share acquisition, as from the date of the agreement.

In this period, taking into account the volatility affecting the US market, leading to major fluctuations in share quotes, with the shares in AOLA traded at US$ 0.2450 on September 30, 2002, an allowance totaling R$ 529,369 was formed so that the net assets related to the strategic alliance be at the most equal to its market value.

Period - End	US Dollar quotation	Share market quotation (US$)	Number of thousand shares lot	Unit cost of shares (US$)	Cost of shares portfolio	Established provision	Received in advance	Net assets	Market value of shares
08/15/2000	1.7938	8.0000	31,700	8.000	454,912	-	(454,836)	76	454,912
12/29/2000	1.9554	2.6880	31,700	8.000	495,889	-	(438,325)	57,564	166,619
06/29/2001	2.3049	8.9900	35,938	7.609	630,309	-	(427,034)	203,275	744,670
12/31/2001	2.3204	4.5500	35,938	6.858	571,886	-	(393,185)	178,701	379,425
06/28/2002	2.8444	0.6400	35,938	6.858	701,031	(260,000)	(376,667)	64,364	65,422
09/30/2002	3.8949	0.2450	35,938	6.675	934,388	(529,369)	(370,725)	34,294	34,294
Note 18 - Additional Information	(In Thousands of Reais)

a)

Despite the low risk exposure due to non-physical concentration of its assets, ITAÚ’s policy is to assure its values and assets at amounts considered sufficient to cover eventual claims (fire and robbery).

b)	ITAÚ manages the following types of investment funds: privatization, fixed income - domestic and foreign, shares, open portfolio shares, investment clubs, its customers’ portfolios and own portfolios:

	September 30, 2002		September 30, 2001
	Amount	No. of Funds	Amount	No. of Funds
Investment funds	47,961,047	615	47,752,635	617
Fixed income	46,340,932	518	46,035,699	493
Shares and other funds	1,620,115	97	1,716,936	124
Managed portfolios	17,306,438	3,326	15,042,718	2,301
Customers	9,974,005	3,279	7,313,148	2,251
Itaú group	7,332,433	47	7,729,570	50
TOTAL	65,267,485	3,941	62,795,353	2,918

The information below eliminates double counting of managed funds in investment funds.

	September 30, 2002		September 30, 2001
	Amount	No. of Funds	Amount	No. of Funds
Investment funds	47,961,047	615	47,752,635	617
Fixed income	46,340,932	518	46,035,699	493
Shares and other funds	1,620,115	97	1,716,936	124
Managed portfolios	6,932,230	3,326	5,725,265	2,301
Customers	2,896,795	3,279	1,547,963	2,251
Itaú group	4,035,435	47	4,177,302	50
TOTAL	54,893,277	3,941	53,477,900	2,918

c)	The balances in Reais connected to foreign currency were:
	September 30, 2002	September 30, 2001
Permanent foreign investment	7,135,341	5,052,116
Net amount of assets and liabilities indexed to foreign currency, including derivatives	(6,295,997)	(707,868)
Net foreign exchange position	839,344	4,344,248

d)

ITAÚ is the main sponsor of Fundação Itaú Social, the objectives of which are: 1) managing “Itaú Social Program” which aims at coordinating the organization’s role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the basic education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program” and 3) providing food and other similar benefits to the employees of ITAÚ and other group companies. Income arising from the investment of the foundation properties (R$ 215 million at September 30, 2002) made it self-sufficient to perform its objectives. During this period no donations were made.

e)

ITAÚ is the founding member and supporter of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve the cultural heritage of Brazil. During the period, the consolidate companies donated to IIC the amount of R$ 14,033 (R$ 14,668 from January 1 to September 30, 2001).

f)

The amount of tariffs receivable on services rendered to federal public entities, corresponding to the period from May 2000 to November 2000, and from January to September 2002, in the amount of R$ 79,498 remain fully provided.

g)	Foreign loans are represented by investments in exchange operations basically related to export financings.
h)

In conformity the foreign exchange legislation of Central Bank of Brazil, exchange purchase and sale transactions practiced in the free and floating markets are recorded separately in the balance sheet as available funds and borrowings, not taking into consideration possible compensations.

i)

The amount of R$ 1,768,612 (R$ 1,018,197 from January 1 to September 30, 2002) was withheld or provisioned in ITAÚ CONSOLIDATED related to taxes and contributions on income, revenue and salaries. Additionally, taxes on financial intermediation were collected from clients in the amount of R$ 2,957,533 (R$ 2,707,860 January 1 to September 30, 2001).

j)

ITAÚ has established an Employee Stock Option Plan to provide an incentive for executives to focus on the future success of ITAÚ over the medium and long-term.

At September 30, 2002, the movement of options was as follows:

				Lots of thousand shares
Issuance		Vesting period until	Exercise period until	Exercise price as of September 30, 2002 (R$1)	Granted	Exercised	Cancelled	Not exercised
No.	Date
1st	05/15/1995	12/31/1997	12/31/2000	49.33	146,000	135,000	11,000	-
	05/15/1995	12/31/1997	12/31/2001	49.33	136,000	136,000	-	-
	07/30/2001	12/31/1997	12/31/2001	49.33	3,000	3,000	-	-
2nd	04/29/1996	12/31/1998	12/31/2001	53.16	105,000	105,000	-	-
	04/29/1996	12/31/1998	12/31/2002	53.16	240,000	230,000	10,000	-
	04/29/1996	12/31/1998	12/31/2003	53.16	252,000	238,000	-	14,000
3rd	02/17/1997	12/31/2001	12/31/2004	69.02	533,000	455,000	7,000	71,000
	06/22/2001	12/31/2001	12/31/2004	69.02	8,000	8,000	-	-
	07/30/2001	12/31/2001	12/31/2004	69.02	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	69.02	8,500	-	-	8,500
	12/28/2001	12/31/2001	12/31/2004	69.02	500	500	-	-
	02/08/2002	12/31/2001	12/31/2004	69.02	3,000	3,000	-	-
4th	02/09/1998	12/31/2002	12/31/2005	79.92	43,500	13,500	-	30,000
	02/09/1998	12/31/2002	12/31/2005	80.08	535,000	54,500	8,000	472,500
	06/22/2001	12/31/2002	12/31/2005	80.08	7,000	-	-	7,000
	07/30/2001	12/31/2002	12/31/2005	80.08	3,000	-	-	3,000
	12/28/2001	12/31/2002	12/31/2005	80.08	500	-	-	500
	02/08/2002	12/31/2002	12/31/2005	80.08	4,000	-	-	4,000
5th	02/22/1999	12/31/2003	12/31/2006	94.25	34,000	7,500	-	26,500
	02/22/1999	12/31/2003	12/31/2006	94.40	464,100	42,400	3,400	418,300
	06/22/2001	12/31/2003	12/31/2006	94.40	7,000	-	-	7,000
	07/30/2001	12/31/2003	12/31/2006	94.40	3,000	-	-	3,000
	10/16/2001	12/31/2003	12/31/2006	94.40	5,000	-	-	5,000
	12/28/2001	12/31/2003	12/31/2006	94.40	500	-	-	500
	02/08/2002	12/31/2003	12/31/2006	94.40	5,000	-	-	5,000
6th	02/14/2000	12/31/2004	12/31/2007	144.11	533,200	15,300	8,900	509,000
	06/22/2001	12/31/2004	12/31/2007	144.11	7,000	-	-	7,000
	10/16/2001	12/31/2004	12/31/2007	144.11	5,000	-	-	5,000
	12/28/2001	12/31/2004	12/31/2007	144.11	500	-	-	500
	02/08/2002	12/31/2004	12/31/2007	144.11	6,000	-	-	6,000
7th	02/19/2001	12/31/2005	12/31/2008	186.77	510,000	2,000	4,800	503,200
	02/19/2001	12/31/2005	12/31/2008	185.86	22,000	-	-	22,000
	10/16/2001	12/31/2005	12/31/2008	185.86	5,000	-	-	5,000
8th	03/04/2002	12/31/2006	12/31/2009	178.11	534,150	-	2,600	531,550
	03/04/2002	12/31/2006	12/31/2009	177.03	9,000	-	-	9,000

				Total	4,182,450	1,452,700	55,700	2,674,050

The exercise price at grant date of each series is determined taking into consideration the average share prices on São Paulo Stock Exchange a minimum period of one month and a maximum of three months prior to the date of issuing the options, with adjustment of up to 20% above or below. The exercise price is then readjusted using the IGP-M up to the month prior to exercising the option.

Note 19 — Additional Information on Affiliates on Subsidiares	(In Thousands of Reais)

In order to permit a better analysis of the financial situation of the group, we present below a summary of accounting information, which has been consolidated according to the activities of the respective companies, as well as foreign branches and financial institutions and main financial institutions in the country.

a)	Consolidated credit card companies and insurance, capitalization and pension funds companies information

	Credit card companies		Insurance, capitalization and pension funds companies
	(1)		(2)
	09/30/2002	09/30/2001	09/30/2002	09/30/2001
Assets
Current and long-term assets
Cash and cash equivalents	25,955	39,037	25,047	16,027
Short-term interbank deposits	296,270	-	-	-
Securities	83,778	546,951	4,141,669	3,468,330
Insurance receivable	-	-	552,341	464,731
Card holder purchases	953,399	835,511	-	-
Other receivables	1,982,072	1,690,498	206,137	157,961
Deposits for tax incentives	2,710	33,853	-	-
Other assets	10,190	5,589	139,603	136,699
Permanent assets
Investments	1,919,742	1,876,133	637,436	1,305,779
Property and equipment	56,644	43,201	211,502	209,416
Deferred charges	16,560	17,813	3,067	7,879
Total	5,347,320	5,088,586	5,916,802	5,766,822
Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	-	-	-	-
Technical provisions - restricted	-	-	504,027	469,845
Insurance operations payable	-	-	106,404	75,655
Borrowings	118,797	226,240	-	-
Taxes and social security contributions	88,721	87,735	270,193	232,411
Payable amounts - stores	1,443,355	1,212,225	-	-
Banking financing - card holders	340,263	735,208	-	-
Credit card - annuity revenues	1,056	116,402	-	-
Other	1,177,041	329,363	161,886	136,929
Technical provisions - not restricted	-	-	3,260,582	2,531,574
Deferred income	-	-	44	-
Minority interest in subsidiaries	-	-	95	399
Stockholders’ equity
Capital and reserves	1,960,202	1,966,796	1,427,110	1,971,630
Income for the period	217,885	414,617	186,461	348,379
Total	5,347,320	5,088,586	5,916,802	5,766,822

(1)

Includes Banerjcard Administradora de Cartães de Crédito Ltda. (only at September 30, 2001, and including income up to July 31, 2001), Itaú Personnalité Administradora de Cartães de Crédito e Serviços Ltda., Itaucard Administradora de Cartães de Crédito e Imobiliária Ltda. (company incorporated on April 1, 2002 by Itaucard Financeira S.A. Crédito, Financiamento e Investimento), Bemge Administradora de Cartães de Crédito Ltda., Banestado Administradora de Cartães de Crédito Ltda. and, only at September 30, 2002, Itaucard Financeira S.A. Crédito, Financiamento e Investimento e SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartães de Crédito Ltda. and, proportionally, Credicard Comercial e Importadora Ltda., Credicard S.A. Administradora de Cartães de Crédito, Redecard S.A. and Orbitall Serviços e Processamento de Informaçes Comerciais Ltda.

(2)

Includes Banerj Seguros S.A., Itaú Capitalização S.A., Itaú Previdência e Seguros S.A., Itaú Seguros S.A., Bemge Seguradora S.A., Capitaliza - Empresa de Capitalização S.A., Cia. de Seguros Gralha Azul, Paraná Cia. de Seguros, Itauseg Saúde S. A. and, only at September 30, 2002, Gralha Azul Serviços de Saúde S/C Ltda. - companies regulated by the Insurance Company Regulatory Agency (SUSEP).

b)	Foreign subsidiaries

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)
	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001
Assets
Current and long-term assets
Cash and cash equivalents	10,521	67,415	105,675	114,227	23,038	18,326
Interbank deposits	2,988,229	1,778,318	43,851	47,698	2,799,610	1,709,958
Money market	549,054	15,899	-	-	62,653	64,639
Interbank deposits	2,439,175	1,762,419	43,851	47,698	2,736,957	1,645,319
Securities	4,442,969	4,242,727	328,594	391,199	1,765,399	1,091,038
Brazil	1,723,844	3,063,312	-	13,364	58,039	4,799
Federal government	427,978	1,073,865	-	-	5,507	-
Financial institutions	1,295,866	1,989,447	-	13,364	52,532	4,799
Other	2,719,125	1,179,415	328,594	377,835	1,707,360	1,086,239
Interbank and interbranch accounts	-	-	8,979	106,632	-	-
Loans and leasing operations	8,066,490	4,713,907	307,012	887,060	2,849,297	1,361,111
Foreign exchange loans	7,022,242	4,662,091	22,614	98,274	1,958,597	901,478
Other	1,044,248	51,816	284,398	788,786	890,700	459,633
Prepaid expenses	73,007	32,064	1,953	3,040	3,410	1,659
Other assets	572,072	528,649	84,163	578,834	47,925	82,077
Permanent assets
Investments	3,834	-	1,958	4,938	4,071	14,229
Property and equipment	1,608	1,241	62,344	171,778	10,253	5,674
Deferred charges	2,409	974	58,361	7,803	190	900
Total	16,161,139	11,365,295	1,002,890	2,313,209	7,503,193	4,284,972
Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	1,642,523	690,069	489,123	1,224,914	4,146,014	2,550,226
Demand deposits	18,944	32,931	128,960	135,359	5,181	5,975
Savings deposits	-	-	73,089	349,107	-	-
Interbank deposits	928,241	99,877	-	70,463	271,906	184,061
Time deposits	695,338	557,261	287,074	669,985	3,868,927	2,360,190
Deposits received under securities repurchase agreements	444,358	731,796	-	-	675,875	538,684
Funds from acceptances and issuance of securities	1,616,294	1,397,712	-	-	860,084	245,532
Interbank and interbranch accounts	-	-	-	-	-	-
Borrowings	5,433,063	5,002,457	41,589	91,077	602,710	258,298
Derivative financial instruments	63,441	-	-	-	33,025	200,815
Other liabilities	3,617,233	1,085,303	114,914	576,305	338,337	-
Deferred income	19,976	2,374	-	-	1,189	669
Minority interest in subsidiaries	-	-	-	-	-	-
Stockholders’ equity
Capital and reserves	3,343,589	2,573,317	155,109	395,952	824,774	454,666
Income for the period	(19,338)	(117,733)	202,155	24,961	21,185 (6)	36,082
Total	16,161,139	11,365,295	1,002,890	2,313,209	7,503,193	4,284,972

	Banco Itaú Europa Luxembourg S.A. Consolidated (3)		Itau Bank, Ltd.		IFE - Banco Bemge (Uruguay) S.A.
	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001
Assets
Current and long-term assets
Cash and cash equivalents	13,370	13,662	4,958	12,726	29,866	10,042
Interbank deposits	527,727	224,485	1,029,864	291,787	121,483	12,127
Money market	-	-	34,335	-	-	-
Interbank deposits	527,727	224,485	995,529	291,787	121,483	12,127
Securities	16,343	12,640	1,040,078	1,090,766	10,982	55,135
Brazil	2,930	5,408	372,193	453,275	10,982	18,992
Federal government	-	-	71	346,823	10,982	-
Financial institutions	2,930	5,408	372,122	106,452	-	18,992
Other	13,413	7,232	667,885	637,491	-	36,143
Interbank and interbranch accounts	-	-	-	-	1,958	1,349
Loans and leasing operations	181,019	47,269	267,632	109,294	26,021	173,783
Foreign exchange loans	6,054	1,050	-	109,294	26,021	173,783
Other	174,965	46,219	267,632	-	-	-
Prepaid expenses	213	117	106	4,078	-	-
Other assets	445	839	319,047	187,048	248,451	481,141
Permanent assets
Investments	23,862	5,608	156,875	-	-	-
Property and equipment	1,561	773	187	155	162	135
Deferred charges	2,327	2,393	38	40	61	10
Total	766,867	307,786	2,818,785	1,695,894	438,984	733,722
Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	636,010	225,441	1,404,672	539,114	34,199	155,779
Demand deposits	412,562	158,749	2,667	537	26,077	-
Savings deposits	-	-	-	-	-	-
Interbank deposits	88,419	5,435	400,798	143,316	8,122	149,082
Time deposits	135,029	61,257	1,001,207	395,261	-	6,697
Deposits received under securities repurchase agreements	-	-	9,707	188,066	-	-
Funds from acceptances and issuance of securities	-	-	-	53,839	-	-
Interbank and interbranch accounts	-	-	-	-	-	-
Borrowings	-	-	-	13,554	-	-
Derivative financial instruments	3,870	-	42,708	-	-	-
Other liabilities	17,532	11,562	19,062	80,636	247,909	477,481
Deferred income	-	-	184	7,828	-	-
Minority interest in subsidiaries	-	2	-	-	-	-
Stockholders’ equity
Capital and reserves	104,467	63,837	1,330,403	772,687	149,302	86,172
Income for the period	4,988	6,944	12,049	40,170	7,574	14,290
Total	766,867	307,786	2,818,785	1,695,894	438,984	733,722

	Banco del Paraná S.A.		Non-financial (4)		FOREIGN CONSOLIDATED (5)
	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001
Assets
Current and long-term assets
Cash and cash equivalents	905	5,778	29,680	5,623	206,566	242,977
Interbank deposits	310	-	120,707	11,512	5,723,192	3,729,018
Money market	240	-	-	-	639,198	80,538
Interbank deposits	70	-	120,707	11,512	5,083,994	3,648,480
Securities	-	-	4,694	196,368	7,375,925	6,575,419
Brazil	-	-	705	48,964	2,168,694	3,608,114
Federal government	-	-	705	5,190	434,261	1,425,878
Financial institutions	-	-	-	43,774	1,734,433	2,182,236
Other	-	-	3,989	147,404	5,207,231	2,967,305
Interbank and interbranch accounts	17,787	22,693	-	-	28,723	130,674
Loans and leasing operations	19,457	79,650	-	-	11,546,520	7,331,142
Foreign exchange loans	359	79,650	-	-	10,187,737	2,972,471
Other	19,098	-	-	-	1,358,783	4,358,671
Prepaid expenses	-	7,816	31	-	78,786	40,732
Other assets	11,444	-	839,676	411,155	1,884,737	1,536,989
Permanent assets
Investments	882	846	3,192,278	1,377,169	662,356	326,614
Property and equipment	888	981	844	542	78,890	181,280
Deferred charges	152	514	2,667	2,077	66,900	14,713
Total	51,825	118,278	4,190,577	2,004,446	27,652,595	20,109,558
Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	40,880	105,507	-	26,938	6,452,502	4,789,591
Demand deposits	8,401	44,047	-	-	580,679	373,996
Savings deposits	6,726	27,249	-	-	79,815	376,356
Interbank deposits	-	-	-	-	577,693	373,604
Time deposits	25,753	34,211	-	26,938	5,214,315	3,665,635
Deposits received under securities repurchase agreements	-	-	-	-	1,122,857	1,458,546
Funds from acceptances and issuance of securities	-	-	-	-	2,418,413	1,691,054
Interbank and interbranch accounts	220	563	-	-	220	563
Borrowings	-	-	191,292	61,675	6,098,456	5,386,097
Derivative financial instruments	-	-	-	-	139,391	-
Other liabilities	3,547	2,910	86,657	52,821	4,106,578	1,625,580
Deferred income	-	-	756	1,101	22,104	11,746
Minority interest in subsidiaries	-	-	535	36	156,733	94,265
Stockholders’ equity
Capital and reserves	29,162	15,883	3,965,303	1,689,413	6,991,465	4,940,948
Income for the period	(21,984)	(6,585)	(53,966)	172,462	143,876	111,168
Total	51,825	118,278	4,190,577	2,004,446	27,652,595	20,109,558

(1)	Includes Grand Cayman and New York branches.
(2)	Banco Itaú Europa, S.A. and BIE - Bank & Trust, Ltd.
(3)	Banco Itaú Europa Luxembourg S.A. and Banco Itaú Europa - Fund Management Company, S.A.
(4)

Afinco - Americas Madeira, SGPS Limitada, Banctec Informática S.A. (only at September 30, 2001, including income up to March 31, 2001), BFB Overseas Inc., BFB Overseas Cayman, Ltd., Externalizacion Global S.A.,Inversora del Buen Ayre S.A., Itaú Europa, SGPS, S.A., Itaúsa Portugal - SGPS, S.A., ITH Zux Cayman Company Ltd. (only at September 30, 2001), Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, S.A., BIEL Holding AG, IPI - Itaúsa Portugal Investimentos, SGPS Ltda., Itaú Europa Luxembourg Advisory Holding Company S.A. and, only at September 30, 2002, Itaúsa Madeira - Investimentos, SGPS, Ltda, Agate SáRL, ITB Holding Ltd., Topaz Holding Ltd., Itau Brazil Inc and Jasper Internacional Investiment LLC.

(5)	The foreign consolidated information is presented net of elimination entries.
(6)

The difference relating to the income for the year presented in the Management Report (EUR 14 million) refers the foreign exchange variation of investment in BIE Bank & Trust, in the amount of R$ 29 million, which is recorded in stockholders’ equity according to Portuguese accounting policies.

c)	Banco Itaú Buen Ayre

I - “Pesification” effects

Considering the economic measures adopted by the Argentine government up to the moment, the adjustments arising from the “pesification” increased the Net Equity of Itaú Buen Ayre, in Argentine Pesos from P$ 149,242 to P$ 343,751, even considering additional provisions of P$ 29,272. Using the exchange rate of $ 3.7476 pesos per US dollar, after the “pesification”, the impact was totally absorbed by provisions constituted in prior years in ITAÚ - Brasil’s balance sheet which reached R$ 200,000 as of December 31, 2001 with remaining provision at September 30, 2001 in the amount of R$ 101,395 still available to cover any eventual additional losses. Management does not expect a material impact from the Investment on Itaú Buen Ayre on ITAÚ’s results for 2002.
In the table below we show the effects of “pesification” on the results and balance sheet for September 30, 2002 of Banco Itaú Buen Ayre and ITAÚ CONSOLIDATED:

	12/31/2001 (1)	09/30/2002 (2)	Variations
Assets
Current and long-term assets
Cash and cash equivalents	159,376	105,675	(53,701)
Short-term interbank deposits	16,303	43,851	27,548
Marketable securities	290,336	328,593 (3)	38,257
Interbank and interbranch accounts	93,745	8,979	(84,766)
Loan operations	655,987	307,013	(348,974)
Loans and financings	732,254	424,500	(307,754)
(-) Allowance for loan losses	(76,267)	(117,487)	(41,220)
Other assets	192,438	86,116	(106,322)
Permanent assets
Investments	4,235	1,958	(2,277)
Property, plant and equipment	145,237	62,344	(82,893)
Deferred charges	5,109	58,361	53,252
Total	1,562,766	1,002,890	(559,876)
Liabilities
Current and long-term liabilities
Deposits	998,334	489,123	(509,211)
Demand deposits	210,883	128,960	(81,923)
Savings accounts	476,661	73,089	(403,572)
Interbank deposits	12,848	-	(12,848)
Time deposits	297,942	287,074	(10,868)
Borrowings	22,957	41,589	18,632
Other liabilities	195,174	114,914	(80,260)
Stockholders’ Equity	346,301	357,264	10,963 (4)
Total	1,562,766	1,002,890	(559,876)

(1)

The statements were prepared in accordance with the rules in force at December 31, 2001, converted at the parity of 1/1 between the Argentine peso and the US dollar, and already reflected reinforcement of the Valuation Allowance in the amount of P$ 15,000.

(2)	The statements with “pesification” effects at September 30, 2002 consider:
	a)	the conversion of operations contracted using the free USD rate at the quotation of P$ 3.7476;
	b)	the conversion of operations contracted using USD rate at the quotation of P$ 1.40;
	c)	the recording of Bonds foreseen by Argentine authorities to offset losses from the pesification of Loan Operations, estimated at R$ 86,223, at 30% of their face value R$ 25,867;
	d)	the convertion to R$ considers the devaluation of all operations, after the conversion mentioned above, at the quotation of P$ 3.7476 per USD.
(3)	Includes R$ 25,157 in Argentine government securities (compulsory deposits), R$ 25,867 in bonds to compensate for losses on loan operations resulting from “pesification”.
(4)	The effects of the increment in Stockholders’ equity of R$ 10,963 included in ITAÚ - Brasil are attributable to:
	a)	R$ 8,596 relating to the “pesification” process that was fully absorbed by the provision previously established in Itaú-Brasil taking the following into consideration:
		I -	the reinforcement of the valuation allowance recorded in Itaú Buen Ayre in the amount of R$ (30,422);
		II -	gains in P$ arising from the conversion process in the amount of R$ 230,211; and
		III -	the exchange rate loss in the conversion to R$, after the pesification process, in the amount of R$ (191,193); and
	b)	R$ 2,367 in recurring income of Itaú Buen Ayre in the year.

II -	Credit Portfolio and Allowance for Loan Losses after the Pesification Effects
09/30/2002
Portfolio Balance				Total Allowance
Risk Level	Individuals	Corporates (*)	Total	Individuals			Corporates			Total
				Minimum required	Additional	Total	Minimum required	Additional	Total
AA	-	79,477	79,477	-	-	-	-	-	-	-
A	-	52,812	52,812	-	-	-	264	-	264	264
B	63,155	6,349	69,504	631	17,126	17,757	63	-	63	17,820
C	1,770	20,423	22,193	53	1,717	1,770	613	-	613	2,383
D	1,640	114,084	115,724	164	1,476	1,640	11,408	-	11,408	13,048
E	1,903	6	1,909	571	1,332	1,903	2	-	2	1,905
F	1,526	47,882	49,408	763	763	1,526	23,941	23,127	47,068	48,594
G	1,568	3	1,571	1,098	470	1,568	2	1	3	1,571
H	31,589	313	31,902	31,589	-	31,589	313	-	313	31,902
TOTAL	103,151	321,349	424,500	34,869	22,884	57,753	36,606	23,128	59,734	117,487

(*)	Includes R$320,863 thousand in operations contracted with corporate companies, which are subsidiaries of foreign companies.

III-	Risk in Credit Portfolio

Considering the present economic scenario of Argentina and based on information available so far, Management quantified the minimum and maximum loss of Credit Portfolio shown in item II above:

	Portfolio Balance	Minimum	Maximum
Individuals	103,151	25,788	72,206
Corporates - Argentine subsidiaries of multinational companies	321,349	8,034	64,270
Total	424,500	33,821	136,476
Total Allowance in Itaú Buen Ayre	-	(117,487)	(117,487)
Additional allowance after the Pesification effects		(101,395)	(101,395)
Shortage (Surplus)		(185,060)	(82,406)
d)	Main domestic financial institutions

	BANERJ (1)		BEG (2)	BEMGE (3)		BANESTADO (4)
	09/30/2002	09/30/2001	09/30/2002	09/30/2002	09/30/2001	09/30/2002	09/30/2001
Assets
Current and long-term assets
Cash and cash equivalents	200,838	160,248	10,726	11,362	19,504	50,958	65,819
Interbank deposits	6,907,059	1,864,624	128,000	1,848,198	1,698,080	168,889	161,524
Securities	1,774,178	645,078	145,560	121,191	216,228	278,837	269,167
Interbank accounts	753,772	606,309	13,009	139,171	137,912	275,616	683,941
Interbranch accounts	9,286	16,247	-	-	-	888	2,516
Loans and leasing operations	2,512,082	1,360,193	104,153	31,695	214,993	520,218	927,920
Other receivables	2,890,299	789,631	210,317	736,572	1,169,716	1,798,095	1,957,143
Other assets	179,017	6,442	10,873	9,017	6,287	112,060	105,617
Permanent assets
Investments	752,665	34,632	1,249	3,174	13,489	23,659	31,040
Property and equipment	573,745	188,261	11,679	9,940	17,011	55,743	79,641
Deferred charges	79,100	91,821	19	845	1,556	9,282	10,326
Total	16,632,041	5,763,486	635,585	2,911,165	3,494,776	3,294,245	4,294,654
Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	3,131,529	3,401,641	283,418	729,966	843,022	1,685,577	1,912,802
Money market	301,193	130,021	-	-	-	32,025	63,037
Funds from acceptance and issuance of securities	3,696,476	-	-	-	-	3,102	50,862
Interbank accounts	153,251	196,721	2,909	11,135	9,474	18,741	142,161
Interbranch accounts	7,771	5,619	66	419	388	11,579	6,676
Borrowings	160,387	91,077	-	-	-	6,568	11,458
On-lending borrowings from public institutions	341	532	7,461	-	-	156,813	224,026
Technical provisions for insurance operations - restricted		-	-	-	-	429	-
Derivative financial instruments	118,969	-	-	-	-	933	-
Other liabilities	4,518,232	889,389	191,887	257,595	775,925	1,088,845	1,337,173
Technical provisions for insurance operations - not restricted	-	-	-	-	-	23,195	47,075
Deferred income	32,880	178	1,057	6	6	849	4,123
Minority interest in subsidiaries	1,580,226	238,267	44	12,264	12,380	3,598	5,579
Stockholders’ equity
Capital and reserves	2,670,306	622,293	158,000	1,915,950	1,759,315	577,282	437,918
Net income for the period	260,480	187,748	(9,257)	(16,170)	94,266	(315,291)	51,764
Total	16,632,041	5,763,486	635,585	2,911,165	3,494,776	3,294,245	4,294,654

(1)

Includes Banco Banerj S.A., Banerjcard Administradora de Cartães de Crédito Ltda. (only at September 30, 2001, including income up to July 31, 2001), Banco Itaú Buen Ayre S.A., Externalizacion Global S.A., Inversora del Buen Ayre S.A., Figueira Administração e Participaçães Ltda. (only at September 30, 2001) and, only at September 30, 2002, Itaucard Administradora de Cartães de Crédito e Imobiliária Ltda. (up to March 31, 2002) and Itaucard Financeira S.A. Crédito e Financiamento e Investimento and subsidiaries, due to the corporate reorganization process in which Banerj became the controller, explaining the significant increase of assets when compared to September 30, 2001.

(2)	Includes Banco BEG S.A., BEG - Distribuidora de Títulos e Valores Mobiliários S.A. and SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartães de Crédito Ltda.
(3)

Includes Banco Bemge S.A., Bemge Administradora de Cartães de Crédito Ltda., Investimentos Bemge S.A., Lineinvest Participaçães S.A. (the new company name of Guaxinim Administração e Participaçães Ltda.) and, only at September 30, 2001, Itaucard Financeira S.A. Crédito, Financiamento e Investimento and IFE — Banco Bemge (Uruguay) S.A.

(4)

Includes Banco Banestado S.A., Asban S.A. Participaçães, Banco Del Paraná S.A., Banestado Administradora de Cartães de Crédito Ltda., Banestado Leasing S.A. - Arrendamento Mercantil, Banestado Corretora de Valores Mobiliários S.A., Banestado S.A. - Participaçães, Administração e Serviços, Capitaliza - Empresa de Capitalização S.A. and, only at September 30, 2002, Melro Administração e Participaçães Ltda.

Note 20 - Statement of Cash Flows	(In Thousands of Reais)

We present below the Statement of Cash Flow prepared by the Indirect Method

	01/01 to 09/30/2002	01/01 to 09/30/2001
Operating activities
Net income	1,687,283	2,155,884
Provision for devaluation of securities	-	560,026
Provision for loan losses	1,624,878	1,009,768
Change in technical provision for insurance, pension plan and capitalization	819,840	596,627
Assets deferred income tax	(586,153)	(408,863)
(Reversal) Provision for losses and other assets	(20,392)	(31,107)
(Income) Deficit on the disposal of assets	21,883	51,160
Amortization of goodwill	25,988	163,306
Equity in the results of subsidiaries and associated companies	(399,470)	(14,680)
Gain/loss on currency translation	107,202	-
Gain/loss on the disposal of investments	2,105	10,679
(Reversal) Provision for losses in other investments	201,302	263
Depreciation and amortization	411,040	355,789
Minority interest results	404,167	152,386
Changes in assets and liabilities
(Increase) Decrease in interbank investments	(799,714)	1,530,513
(Increase) Decrease in securities	(3,897,350)	(841,503)
(Increase) Decrease in Brazilian Central Bank compulsory deposits	(3,000,674)	(867,220)
(Increase) Decrease in interbank and interbranch accounts	410,324	(776,712)
(Increase) in loans operations	(5,060,253)	(5,812,102)
(Increase) Decrease in leasing operations	289,496	(396,993)
(Increase) in other credits and other assets	(1,511,329)	(3,404,701)
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	(278,917)	(351,903)
(Decrease) Increase in other liabilities	2,142,782	4,648,588
(Decrease) Increase in deferred income	(126,798)	7,257
Net cash provided by (invested in) operating activities	(7,532,760)	(1,663,538)

Investment activities
Sale of non-operating assets	233,092	526,385
Disposal of investments	5,799	8,108
Disposal of assets in use	191,268	108,804
Decrease in deferred charges	3,890	1,514
Purchase of non-operating assets	(214,667)	(444,240)
Purchase of investments	(119,405)	(88,085)
Goodwill in investments	(50,376)	(163,306)
Purchase of assets in use	(461,718)	(455,453)
Investment in deferred charges	(100,832)	(72,158)
Change in minority interest	(11,889)	(37,510)
Net cash provided by (invested in) investment activities	(524,838)	(615,941)

Financing activities
Increase (decrease) in deposits	4,166,892	(754,224)
Increase (decrease) in funds obtained in the open market	(538,570)	(1,153,391)
Increase (decrease) in funds from issue of securities	1,381,400	1,304,948
Increase (decrease) in borrowings and onlendings	1,647,668	3,233,183
Increase in derivative financial instruments	2,262,740	-
Increase in liabilities for subordinated debts	715,574	934,665
Reversal of provision for interest on own capital	1,463	-
Granting for exercised equity options	29,303	547
Receipt of donation of assets	-	17
Share subscription	57,050	121
Purchase of own shares	(222,180)	(420,327)
Prior year adjustments of securities and derivatives - Circular 3068/01 and 3082/02	24,021	-
Variation of market value for the period	(309,446)	-
Interest on own capital paid and/or provisioned	(262,724)	(628,487)
Net cash provided by (invested in) financing activities	8,953,191	2,517,052

Increase in cash and cash equivalents, net	895,593	237,573
At the beginning of the year	1,895,760	1,559,617
At the end of the year	2,791,353	1,797,190
Increase in cash and cash equivalents, net	895,593	237,573
Report of Independent Accountants on the Limited Review

November 1, 2002 To the Board of Directors and Stockholders Banco Itaú S.A.

1.

We have carried out a limited review of the accounting information included in the Quarterly Information (ITR) of Banco Itaú S.A. and subsidiary companies for the nine-month periods ended September 30, 2002 and 2001, consisting of the consolidated balance sheet and the corresponding consolidated statement of operations. This information is the responsibility of the management of the Bank.

2.

Our review was performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of Banco Itaú S.A. and its subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú S.A. and subsidiary companies.

3.

Based on our limited review, we are not aware of any material modifications which should be made to the quarterly information referred to above for it to be stated in conformity with accounting principles generally accepted in Brazil and with the standards of the Brazilian Securities Commission (CVM) specifically applicable to the preparation of quarterly information.

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Ricardo Baldin Partner Contador CRC 1SP110374/O-0
Opinion of the Fiscal Council

BANCO ITAÚ S.A.

CNPJ. 60.701.190/0001-04	A Publicly Listed Company	NIRE. 35300023978

OPINION OF THE FISCAL COUNCIL

The members of Banco Itaú S.A.’s Fiscal Council, having examined the management report and the financial statements relating to the third quarter of 2002, have verified the correctness of all the elements presented and understand that they fairly reflect the Company’s accounts, financial position and the activities during the period, recommending that they be approved by the Company’s Administrative Council.

São Paulo-SP, November 4, 2002 GUSTAVO JORGE LABOISSIERE LOYOLA ALBERTO SOZIN FURUGUEM IRAN SIQUEIRA LIMA

Highlights

                                                                              R$ Million (except where indicated)
------------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet                                                     Sep 30, 02    Jun 30, 02    Dec 31, 01    Sep 30, 01
------------------------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                   99,014        86,385        81,586        81,384
    Credit Operations                                                              33,799        30,158        29,615        29,069
    Sureties, Endorsements and Guarantees                                           5,888         4,681         4,666         4,416
    Securities + Interbank Accounts                                                29,221        26,236        23,408        26,079
    Total Deposits                                                                 32,498        28,754        28,331        27,121
    Stockholder's Equity of Itau Consolidated                                       8,560         8,288         7,578         7,747
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Statementes of Income                                              3rd Q./02     2nd Q./02  Jan-Sep 2002     3rd Q./01 Jan-Sep 2001
------------------------------------------------------------------------------------------------------------------------------------
    Recurring Net Income                                                 640           567         1,711           630        1,862
    Extraordinary Net Income                                              (0)          (23)          (24)           69          294
              Net Income                                                 639           544         1,687           699        2,156
    Financial Margin                                                   2,803         2,060         6,697         2,075        5,331
    Net Income from Financial Operations                               2,122         1,548         5,073         1,678        4,321
    Bank Service Fees                                                  1,042         1,004         3,042           928        2,694
------------------------------------------------------------------------------------------------------------------------------------
Income per Shares (R$)
------------------------------------------------------------------------------------------------------------------------------------
    Consolidated Net Income (per thousand shares)                       5.75          4.89         15.17          6.20        19.12
    Number of Outstanding Shares (in million)                        111,215       111,295       111,215       112,774      112,774
    Book Value (per thousand shares)                                   76.97         74.47         76.97         68.70        68.70
    Dividends/JCP * (R$ Million)                                          83            61           263           241          628
    Dividends/JCP *  per thousand shares                                0.74          0.55          2.36          2.14         5.57
    Market Capitalization (R$ Million - period end)                   13,143        17,188        13,143        18,535       18,535
    Market Capitalization (US$ Million - period end)                   3,374         6,043         3,374         6,939        6,939
------------------------------------------------------------------------------------------------------------------------------------
Performance Ratio (%)
------------------------------------------------------------------------------------------------------------------------------------
    Recurring ROE Annualized                                            33.4%         30.3%         27.5%         36.7%        33.3%
    ROE Annualized                                                      33.4%         29.0%         27.1%         41.3%        38.7%
    ROA Annualized                                                       2.6%          2.5%          2.3%          3.6%         3.5%
    Risk - Based Capital Ratio                                          16.9%         15.3%         16.9%         13.4%        13.4%
    Efficiency Ratio * *                                                49.6%         55.3%         53.1%         55.0%        55.7%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Relevant Data                                                                   Sep 30, 02    Jun 30, 02    Dec 31, 01   Sep 30, 01
------------------------------------------------------------------------------------------------------------------------------------
    Assets Under Management                                                         54,893        56,243        55,796       53,478
    Employees                                                                       42,744        43,158        45,409       45,547
    Active Customers (Million)                                                         9.1           9.0           8.8          7.9
    Branches (units)                                                                 2,298         2,279         2,259        2,109
    CSBs (units)                                                                       888           907           925          857
    Automated Teller Machines (units)                                               16,901        15,855        13,777       12,799
------------------------------------------------------------------------------------------------------------------------------------
Ratings
------------------------------------------------------------------------------------------------------------------------------------
    FitchRatings (London)                                           National               International
       Short Term                                                   F1+(bra)                           B
       Long Term                                                    AA-(bra)                           B
       Individual                                                       -                              C
       Legal                                                            -                             4T
    Moody's (New York)
       Financial Strength                                               -                             C-
       Bank Deposits - Foreign Currency                                 -                          B3/NP
       Bank Deposits - Local Currency                                   -                         A3/P-2
       Long Term Deposit                                              Aaa.br                         -
       Short Term Deposit                                               BR-1                         -
       Deposit Notes/CD Program                                                                       B3
       Senior Unsecured                                                                              Ba3
    Standard & Poor's (New York)
       Foreign Currency - Long Term                                                                   B+
       Foreign Currency - Short Term                                                                   B
       Local Currency - Long Term                                      br.AA                          BB
       Local Currency - Short Term                                    br.A-1                           B
    Atlantic Rating (Rio de Janeiro)                                     AAA                           -
------------------------------------------------------------------------------------------------------------------------------------
* JCP ( Interests on Capital) * * Efficiency Ratio was calculated using the recurring net income.

Consolidated Balance Sheet

                                                                                                                         R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               VARIATION
ASSETS                                                       Sep 30, 02    Jun 30, 02    Sep 30, 01   Sep.02-Jun.02   Sep.02-Sep.01
------------------------------------------------------------------------------------------------------------------------------------
Current and Long Term Assets                                     95,580        82,887        78,113          12,693          17,466

    Cash And Cash Equivalents                                     2,791         2,046         1,797             745             994
    Short-term Interbank Deposits                                10,861        13,471         7,181          (2,610)          3,680
     Securities                                                  23,227        19,818        21,756           3,410           1,471
     (Securities Valuation Allowance)                                 0             0        (1,519)              0           1,519
     Interbank and Interbranch Accounts                          11,508         7,138         8,828           4,370           2,680
     Loans                                                       28,950        25,579        24,475           3,371           4,475
     Leasing Operations                                           1,075         1,233         1,352            (158)           (276)
     (Allowance for Loan Losses)                                 (3,262)       (2,911)       (2,372)           (350)           (890)
     Other Assets                                                20,428        16,514        16,615           3,914           3,813
          Foreign Exchange Portfolio                              7,730         4,722         5,611           3,008           2,119
          Others                                                 12,698        11,792        11,004             906           1,694

Permanent Assets                                                  3,434         3,497         3,270             (64)            163
     Investiments in                                                886           944           762             (58)            124
     Fixed Assets                                                 2,289         2,288         2,313               1             (24)
     Deferred Changes                                               259           265           195              (6)             64
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                     99,014        86,385        81,384          12,629          17,630
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               VARIATION
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES                                                  Sep 30, 02    Jun 30, 02    Sep 30, 01   Sep.02-Jun.02   Sep.02-Sep.01
------------------------------------------------------------------------------------------------------------------------------------
Current and Long Term Liabilities                                86,150        74,250        70,298          11,900          15,852
     Deposits                                                    32,498        28,754        27,121           3,744           5,377
          Demand Deposits                                         7,662         6,356         6,094           1,306           1,568
          Saving Accounts                                        17,433        16,019        15,550           1,414           1,883
          Interbank Deposits                                        607           649           378             (42)            229
          Time Deposits                                           6,796         5,730         5,099           1,066           1,697
     Deposits Received under Securities
          Repurchase Agreements                                  11,985        12,750        10,019            (765)          1,966
     Funds from Acceptances and Issue of Securities               4,287         3,852         4,272             436              16
     Interbank and Interbranch Accounts                           4,369         3,112         3,359           1,257           1,010
     Borrowings                                                   7,346         6,109         6,691           1,236             654
    On-lending Borrowings                                         3,473         3,182         3,412             291              61
     Derivative Financial Instruments                             2,263           654             0           1,608           2,263
     Other Liabilities                                           19,929        15,837        15,425           4,092           4,504
          Foreign Exchange Portfolio                              6,206         3,370         4,116           2,836           2,090
          Subordinated Debts                                      2,148         1,887           935             262           1,214
          Others                                                 11,574        10,580        10,374             994           1,201
Technical Provisions for Insurance, Pension
    Plans and Cap                                                 3,261         2,951         2,532             310             728
Deferred Income                                                      41           147           145            (106)           (104)
Minority interest in subsidiaries                                 1,002           748           661             255             341

Stockholder's Equity                                              8,560         8,288         7,747             272             813
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                99,014        86,385        81,384          12,629          17,630
------------------------------------------------------------------------------------------------------------------------------------
DEPOSITS                                                         32,498        28,754        27,121           3,744           5,377
ASSETS UNDER MANAGEMENT                                          54,893        56,243        53,478          (1,349)          1,415

TOTAL Deposits + Assets Under Management                         87,391        84,997        80,599           2,394           6,792
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statement of Income

                                                                                                                         R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              VARIATION
                                                                                                                        Jan-Sep.02/
                                                    3rd Q./02   2nd Q./02   Jan-Sep./02   Jan-Sep./01 3rdQ.02/2ndQ.02    Jan-Sep.01
------------------------------------------------------------------------------------------------------------------------------------
Income from Financial Operations                       11,557       7,507        22,367        13,731           4,050         8,636
    Loans                                               5,816       3,896        11,436         6,851           1,920         4,585
    Leases                                                218         240           715           688             (22)           27
    Securities                                          5,319       3,125         9,706         5,839           2,194         3,867
    Trade Finance and Foreign Exchange Portfolio           98         185           286           126             (87)          160
    Compulsory Deposits                                   105          60           223           227              45            (4)

Expenses from Financial Operations                     (8,754)     (5,447)      (15,669)       (8,400)         (3,307)       (7,269)
    Deposits, Money Market and Interbank Funds         (5,849)     (3,738)      (10,750)       (6,217)         (2,111)       (4,532)
    Borrowings, Assignments and On-lending             (2,772)     (1,550)       (4,467)       (1,662)         (1,222)       (2,805)
    Leases                                               (133)       (159)         (453)         (521)             26            69

Financial Margin                                        2,803       2,060         6,697         5,331             743         1,367

    Provision for Loan and Lease Losses                  (682)       (512)       (1,625)       (1,010)           (169)         (615)

Net Income from Financial Operations                    2,122       1,548         5,073         4,321             574           752

Other Operation Income (Expenses)                        (924)       (633)       (2,261)       (2,033)           (291)         (228)
    Banking Service Fees                                1,042       1,004         3,042         2,694              38           348
    Partial Result of Insurance, Capitalization
      and Pension Plans                                   157         151           470           407               5            62
    Administrative Expenses                            (1,880)     (1,756)       (5,246)       (4,738)           (124)         (508)
    Tax Expenses                                         (232)       (187)         (605)         (493)            (45)         (111)
    Equity in Income (Losses) of Unconsolidated
      Investments                                         199         196           399            15               3           385
    Other Operating Income/Other Operating Expenses      (210)        (41)         (321)           82            (169)         (403)

Operating Income                                        1,197         915         2,811         2,287             282           524

   Non-operating Income                                   (13)        (37)          (64)           98              24          (162)

Income before Income Tax and Social Contribution        1,184         878         2,747         2,385             306           362

Income Tax and Social Contribution                       (255)       (109)         (508)         (193)           (146)         (315)
Extraordinary Results                                      (0)        (23)          (24)          294              23          (317)
Profit Sharing                                            (39)        (56)         (124)         (178)             17            54
Minority Interests                                       (250)       (146)         (404)         (152)           (105)         (252)
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                639         544         1,687         2,156              95          (469)

   Number of shares outstanding  In  Thousand         111,215     111,295       111,215       112,774             (80)       (1,559)
   Book value per thousand shares - R$                  76.97       74.47         76.97         68.70            2.50          8.27
   Net income per thousand shares - R$                   5.75        4.89         15.17         19.12            0.86         (3.95)
------------------------------------------------------------------------------------------------------------------------------------

Third Quarter of 2002

- A volatile business environment marked the third quarter of 2002. The Brazilian real fell 36.9% in relation to the U.S. dollar and the base interest rate (Selic) decreased in July, from 18.5% to 18.0% p.a., and remained unchanged up to the end of the quarter.

- Banco Itaú achieved consolidated net income of R$ 639 million in the third quarter of 2002, representing a growth of 17.5% in relation to the prior quarter. Net income per thousand shares reached R$ 5.75 in the quarter.

- Stockholders’ equity of the parent company totaled R$ 8,560 million, an increase of 3.3% in relation to the balance at June 30, 2002.

- The annualized return on stockholders’ equity (ROE) reached 33.4% in the quarter, developing positively in relation to the 29.0% reported in the prior period. Total assets amounted to R$ 99,014 million at the end of September 2002, growing 14.6% in relation to the balance at June 30. Once again, growth in this balance is basically due to the effect of the exchange fluctuations on assets indexed in U.S. dollar. The annualized return on total assets (ROA) reached 2.6%.

- The BIS ratio of Banco Itaú reached 16.9% in the third quarter of 2002, an increase of 1.6 basis points in relation to the prior period. If we consider the adjustment set forth in Circular 3,156, dated October 11, 2002, on the equity position at September 30, this ratio had a reduction of 1.0 basis points.

- The balance of credit operations, including guarantees, totaled R$ 39,687 million, an increase of 13.9% in relation to the second quarter. The increase in the portfolio is basically associated with the portion of loans indexed in U.S. dollars, which represented 31.5% of the total risk, growing 29% in the period. Banco Itaú maintained the restrictive credit policies adopted in the second quarter of 2002.
Net Income Return on Equity ( %) Net Income per Thousand Shares (R$) Credit Operations (1)

- The efficiency ratio shifted from 55.3% to 49.6%, as a result of the significant contribution of the financial margin, which in turn was affected by the exchange variation in the period.

- In September 2002, the balance of resources managed in Funds and Portfolios totaled R$ 54,893 million. In August, Itaú participated actively in an auction fostered by Brazilian Central Bank to swap Financial Treasury Bills (LFT), falling due from 2004 to 2006, for financial instruments falling due in 2003. The decrease in the duration of Interbank Deposit (DI) and Active Fixed Income Funds reduced the volatility of the quotas, which the market had undergone since the introduction of the mark-to-market methodology to determine the value of the quotas. On the other hand, the total balance of deposits grew 13% in the quarter. As a consequence, the sum of the balance of investment funds with the balance of deposits reached R$ 87,391 million at the end of September, an increase of 2.8% in relation to the prior quarter.

- The uncertainties generated by the process of political transition in Brazil contributed significantly to the devaluation of the real in relation to the U.S. dollar. Accordingly, the rates may flow back, when the objectives proposed by the new economic policymakers become clearer to the economic agents. In view of this scenario, Itaú set up a provision on exchange position, taking into consideration that the real may appreciate against the U.S. dollar and reach R$ 3.50.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, infl ation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Non Accrual Loans Ratio (2) - Individuals x Businesses (%) (2)Non Accrual: Loans Overdure for more than 60 days Efficiency Ratio (%) Total Assets Assets Under Management

The  consolidated  net income of Banco Itau  totaled R$ 639 million in the third quarter of 2002,  compared to R$ 544 million in the prior  period. The main items of the change that occurred between the quarters involved the following:

a) The increase in Financial Margin                               R$ 743 million

b) The increase in Provision for Loan Losses                    R$ (169) million

c) The increase in Administrative Expenses                      R$ (123) million

d) The increase in Tax Expenses                                  R$ (45) million

e) Other Operating Income (Expenses)                            R$ (169) million

f) Income Tax and Social Contribution                           R$ (146) million

g) Other                                                            R$ 4 million
                                                                ----------------
TOTAL                                                              R$ 95 million

A) Financial Margin

The main effects that occurred in the financial margin in the third quarter were:

- Exchange fluctuations  on  permanent investments overseas allocated to the financial margin/Effect of exchange fluctuations on operations
in Brazil and overseas, net of provisions.                        R$ 632 million

- Other                                                           R$ 111 million
                                                                  --------------
SUBTOTAL                                                          R$ 743 million

B) Provision for Loan Losses

- The increase in provision for loan losses is basically  due to two factors: set up of a specific full allowance on the balances of Itaucorp customer and stricter criteria to classify corporate
customers.                                                      R$ (169) million
                                                                ----------------
SUBTOTAL                                                        R$ (169) million

C) Administrative Expenses

Among the various factors that affect administrative expenses, we highlight the following:

- Salary increase and collective bargaining agreement.           R$ (91) million

- Other                                                          R$ (32) million
                                                                ----------------
SUBTOTAL                                                        R$ (123) million

D) Tax Expenses

The tax expenses of the third quarter of 2002 arise basically from the following factors:

- PIS/COFINS expenses arising from greater financial
intermediation activity.                                         R$ (16) million

- Other taxes                                                    R$ (29) million
                                                                ----------------
SUBTOTAL                                                         R$ (45) million

E) Other Operating Income (Expenses)

- These expenses relate to mark-to-market adjustments
of fiscal incentive options.                                    R$ (179) million

- Other                                                            R$ 10 million
                                                                ----------------
SUBTOTAL                                                        R$ (169) million

F) Income Tax and Social Contribution                           R$ (146) million

G) Other                                                            R$ 4 million

TOTAL                                                              R$ 95 million

Results of Operations

Banco Itaú recorded consolidated net income of R$1,687 million in the period from January 1 to September 30, 2002. The consolidated stockholders’ equity totaled R$8,560 million at the end of September 2002, and the annualized return on equity (ROE) reached 27.1% p.a.

In the third quarter of 2002, the net income of Banco Itaú amounted to R$639 million, representing an increase of 17.5% in relation to the second quarter of the year. The annualized return on equity (ROE) reached 33.4%.

Foreign Exchange and Interest Rates

New adverse factors on the national as well as international levels increased investors’ aversion to risk in relation to Brazilian assets. As a result, there was a significant increase in the volatility of foreign exchange and interest rates during the third quarter of 2002.

On the national level, the presidential succession process caused uncertainty about the direction of economy, thus inhibiting market players, who decided to adopt defensive strategies. On the international level, negative expectations because of the poor economic performance of the United States, Europe and Japan and the fear of a new armed conflict in Middle East further reduced capital flows to emerging countries. Foreign trade finance facilities reduced substantially, and the Brazilian public debt increased significantly. These changes were caused because of the debt indexed to the exchange rate. In order to face these adversities, the Brazilian government made a new agreement with the International Monetary Fund (IMF), which comprised an additional borrowing of US$30 billion, 20% of which will be available in 2002, and 80% in 2003. In addition, the minimum level of foreign reserves at the Central Bank of Brazil stipulated in the IMF agreement reduced from US$15 billion to US$5 billion, strengthening the Central Bank’s capacity to intervene in foreign exchange markets. The agreement with the IMF also established that the primary surplus target for 2003 should remain at 3.75% of GDP.

At July 17, 2002, the Monetary Policy Committee (COPOM) of the Central Bank of Brazil reduced the base interest rate (Selic) from 18.5% to 18.0% p.a., remaining stable until the end of the quarter. However, on October 14, 2002, COPOM decided at an extraordinary meeting to increase the base interest rate to 21% p.a., in order to counteract the increasing inflationary pressures associated with the substantial devaluation of the real against the dollar.

The dollar appreciated 36.9% in relation to the real in the third quarter, thus increasing the accumulated appreciation in 2002 to 67.9%. On the other hand, by the first week of October the accumulated trade surplus reached US$ 8,222 million, showing the Brazilian economy’s ability to respond positively to adverse factors. The export growth has been stabilizing and, in some cases, increasing the economic activity in sectors producing exports, especially the agribusiness industry, which has contributed to reduce quickly the need for foreign financing to cover the current account balance deficit.

Macroeconomics Ratio
------------------------------------------------------------------------------------------------------------------------------------
                                                      3rd Q./02        2nd Q./02        3rd Q./01       Jan-Sep.02       Jan-Sep.01
------------------------------------------------------------------------------------------------------------------------------------
CDI                                                         4.4%             4.3%             4.5%            13.4%            12.3%
Exchange Rate (R$ x US$)                                   36.9%            22.4%            15.9%            67.9%            36.6%
IGPM                                                        6.8%             3.0%             3.2%            10.5%             7.7%
Savings (TR + 6% p.a.)                                      2.2%             2.1%             2.3%             6.5%             6.3%
------------------------------------------------------------------------------------------------------------------------------------

Regulatory Changes Related to Banking Activities

The Brazilian Securities Commission (CVM) instruction 375 of August 14, 2002 changed the mark-to-market rules of investment funds effective since May 31. The new flexible mark-to-market rules are limited to securities held to maturity in up to one year. In these cases, fund managers are allowed to adopt a methodology based on the interest curve, whenever there is evidence of financial capacity to hold the security to maturity. It should be noted that Itaú did not use this privilege, and continued to apply the mark-to-market rule for all securities in the investment fund portfolios.

BACEN Circular 3144 of August 15 changed the reserve requirements rules and the ratios on deposits, which were increased by 3 basis points for time deposits, 5 basis points for savings deposits, and 3 basis points for demand deposits. These rules were aimed at reducing the high liquidity of the financial system that had increased due to successive redemptions of investment funds after the adoption of the mark-to-market rule to determine the value of fund units. The increased reserve requirements must be deposited in cash and bear interest equal to the country’s base rate (Selic). This increase caused little impact on Banco Itaú’s transactions.

Subsequent Events

After the first round of the presidential election and the need for a run-off election, BACEN issued Circular 3155 on October 7, 2002, which changed the add-on factor to cover net foreign exchange exposure of financial institutions from 50% to 75%, for Regulatory Capital calculation purposes. The increase narrows the financial institutions’ transaction limits in the foreign exchange market by requiring higher regulatory capital for assumed risks.

However, these measures did not have the expected result. Four days later, BACEN issued Circular 3156 on October 11, 2002, increasing once again the add-on factor to cover net foreign exchange exposure of financial institutions for Regulatory Capital calculation purposes from 75% to 100%. Circular 3156 also decreases the maximum net foreign exchange exposure of banks to 30% from 60% of stockholders’ equity. Taking into consideration Banco Itaú’s position at September 30, 2002, these measures reduce its Solvency Ratio by 1% because a large portion of the Bank’s foreign exchange exposure is tied to its permanent investments abroad.

In addition to these measures, BACEN issued Circular 3157 which increase the ratios of reserve requirements on demand, time and savings deposits by 5 basis points. The additional ratio for demand deposits was increased from 3% to 8%, and now totals 53%. The additional ratio for time deposits has also changed from 3% to 8%, and totals 23%. As regards savings deposits, the additional ratio changed from 5% to 10%, totaling 30%. The new ratios became effective on October 21 and partially reduced the liquidity of the national financial system.

The additional reserve requirements must be deposited with BACEN in cash and earn interest equal to Selic.

Equity Markets

The highlight of the third quarter of 2002 was the high volatility of the Brazilian stock market, causing the IBOVESPA index to fall 22.6% in the quarter.

The price of registered preferred shares (PN) of Banco Itaú followed this trend and reached R$118.40 per one thousand shares, a loss of 26.0% in relation to June 30, 2002. Registered common shares (ON) reached R$118.00 per one thousand shares at the end of the quarter, representing a loss of 21.3% in the quarter.

Market Capitalization reached R$13,143 million, falling 23.5% in relation to the end of the second quarter of 2002. At September 30, 2002, Itaú’s shares’ market price represented a multiple of 1.54 times its book value.

Market Capitalization

(*) The value refers to the quotation of common (ON) and preferred (PN) shares at each year’s last day.
(**) Value at September 30, 2002.

Interest of Own Capital Paid / Provisioned* - Quarter

(*)Gross of taxes

Consolidated Net Income per Thousand Shares - Quarter

Interest of Own Capital Paid / Provisioned* / Net Income - Quarter

(*)Gross of taxes

Interest of Own Capital Paid / Provisioned* / Net Income - Year (**)

(*)Gross of taxes
(**) Accumulated until September 30, 2002

Preferred Shares - Appreciation (**)
Evolution of US$ 100 invested in September 1992

(**) Without Reinvestment

Policies on Disclosure of Material Acts or Events, and on Insider Trading of Banco Itaú S.A. and Itaúsa -- Investimentos Itaú S.A.

On July 31, 2002, the Board of Directors of Banco Itaú approved the Policies on Disclosure of Material Acts or Events, and on Insider Trading of Banco Itaú and Itaúsa,  in conformity with CVM Instruction 358.

The Policy on Disclosure of Material Acts or Events introduced by Itaú and Itausa created the Disclosure Committee, which is formed by members of the Executive Committee and of the Board of Directors. The main purpose of this Committee is to assist the Investor Relations Officer in managing this Policy, by continuously evaluating its applicability, and suggesting pertinent amendments thereto. In addition, the Policy on Disclosure accurately defines the concept of “related persons” of the corporation to include people that are not employees of Itaú or Itaúsa. Finally, the policy also creates a precedent in Brazil by complying with Reg FD (Regulation Fair Disclosure) and the specific disclosure rules of the New York Stock Exchange (NYSE), by previously disclosing the date that the reports required by SEC are sent.

Banco Itaú and Itaúsa also chose to disclose their trading policies, thus exercising a right granted by CVM Instruction 358 to publicly traded companies. Itaú used to have a Securities Trading Policy, the scope and competencies of which were broadened because of new market conditions and regulatory requirements. The new policy introduces items not included in CVM Instruction 358, such as the broadened concept of related persons restricted from trading Itaú and Itaúsa securities, and stricter rules on granting permission to related persons to trade company securities.  It has also created a Trading Committee and started to determine disciplinary sanctions in case of non-compliance with this policy, as laid out in the internal rules of the corporation.

The original texts of these Policies are available in the following website: http://www.itauir.com, www.itauir.com.

Awards

- The British magazine “The Banker” elected Itaú as the best Brazilian Bank in 2002.

- For the third time in a row, Itaú was chosen as a component of the Dow Jones Sustainability World Index (DJSI World).

- According to a survey carried out by the magazine “Institutional Investor” with 132 institutional investors and managers of Brazilian pension funds, Itaú is the Best Company in Brazil in Corporate Governance Practices in the banking and financial services industry.

Statement of Reallocated Income

The table below presents various financial statement reclassifications which, according to the understanding of the management of Itaú, allow a clearer understanding of the factors that affected income in the quarters analyzed.

                                                                                                                         R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                        3rd Q./02                               2nd Q./02
                                                                                   Reallocated                           Reallocated
                                                         Published Reallocations      Result     Published Reallocations    Result
------------------------------------------------------------------------------------------------------------------------------------
Income from Loan Operations (1)                            5,901       (30) (a)        5,872        3,976     (28) (a)       3,948
Securities                                                 5,319      (584) (b)        4,736        3,125    (873) (b)       2,252
Trade Finance and Foreign Exchange Portfolio                  98       (83) (c)           15          185     189  (c)         374
Funding Expenses (2)                                      (8,516)      494  (d)       (8,022)      (5,227)    638  (d)      (4,589)
------------------------------------------------------------------------------------------------------------------------------------
Financial Margin                                           2,803      (202)            2,601        2,060     (75)           1,986
------------------------------------------------------------------------------------------------------------------------------------
    Provision for Loan and Lease Losses                     (682)       --              (682)        (512)     --             (512)
    Credits Recoveries and Renegociated                       --        89  (e)           89           --      61  (e)          61
Total Provision for Loan and Lease Losses                   (682)       89              (593)        (512)     61             (451)

Net Income from Financial Operations                       2,122      (113)            2,008        1,548     (14)           1,534

Other Operating Income (Expenses)                           (924)      113              (811)        (633)     14             (620)
    Banking Service Fees                                   1,042         6  (f)        1,048        1,004       6  (f)       1,010
    Partial Result of Insurance, Capitalization
       and Pension Plans                                     157        --               157          151      --              151
    Administrative Expenses                               (1,880)       --            (1,880)      (1,756)     --           (1,756)
    Taxes Expenses                                          (232)       --              (232)        (187)     --             (187)
    Equity in Income (Losses) of
       Unconsolidated Investments                            199        --               199          196      --              196
    Other Operating Income/Expenses                         (210)      107  (g)         (103)         (41)      7  (g)         (34)

Operating Income                                           1,197        --             1,197          915       0              915
    Non-Operating Income                                     (13)       --               (13)         (37)     --              (37)

Income Before Tax                                          1,184        --             1,184          878       0              878
    Income Tax and Social Contribution                      (255)       --              (255)        (109)     --             (109)
    Extraordinary Results                                     (0)       --                (0)         (23)     --              (23)
    Profit Sharing                                           (39)       --               (39)         (56)     --              (56)
    Minority Interests                                      (250)       --              (250)        (146)     --             (146)
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                   639        --               639          544       0              544
------------------------------------------------------------------------------------------------------------------------------------
(1) Income from Credit Operations was added to income and expenses from Leasing Operations.
(2) Expenses from Fundings were added expenses from Loans Operations, Borrowings and Onlendings and Compulsory Deposits.

Reclassifications made in the Statement of Income

                                                                                                                         R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             3rd Q./02    2nd Q./02
------------------------------------------------------------------------------------------------------------------------------------
a) Income from Loan Operations
  Reallocations:                                                                                                   (30)         (28)
    Financial Income from Foreign Trade Financing                                                                   59           33
    Income from Recoveries of Written off Loans                                                                    (89)         (61)

b) Securities Incomes
  Reallocations:                                                                                                  (584)        (873)
    Repurchase Commitments Expenses                                                                               (506)        (507)
    Income and Expenses relating to the net foreign exchange long position                                        (131)        (252)
    Income from Foreign Exchange Variation on Investments Abroad                                                    54           29
    Exchange Variation on the Assumption of Foreign Trade Financing Debts                                            -         (143)

c) Foreign Exchange Income
  Reallocations:                                                                                                   (83)         189
    Financial Income and Expenses from Foreign Trade Financing                                                     (47)         (21)
    Income from commissions and banking fees, related to Foreign Exchange Operations                                (6)          (6)
    Income and Expenses relating to the net foreign exchange long position                                         131          252
    Income from Foreign Exchange Variation on Investments Abroad                                                   (54)         (29)
    Other Operating Expenses                                                                                      (107)          (7)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             3rd Q./02    2nd Q./02
------------------------------------------------------------------------------------------------------------------------------------
d) Funding Expenses
  Reallocations:                                                                                                   494          638
    Repurchase Commitments Expenses                                                                                506          507
    Exchange Variation on the Assumption of Foreign Trade Financing Debts                                            -          143
    Financial Expenses from Foreign Trade Financing                                                                (12)         (12)

e) Provision for Loan and Lease Losses
  Reallocations:                                                                                                    89           61
    Income from Recoveries of Written off Loans                                                                     89           61

f) Banking Service Fees
  Reallocations:                                                                                                     6            6
    Income from commissions and banking fees, related to Foreign Exchange Operations                                 6            6

g) Other Operating Income (Expenses)
  Reallocations:                                                                                                    107            7
    Other Operating Expenses                                                                                        107            7
------------------------------------------------------------------------------------------------------------------------------------

Analysis of Reallocated Financial Margin

The Reallocated Financial Margin totaled R$2,601 million for the third quarter of 2002. This result represents growth equivalent to 31.0% in relation to the prior quarter.

Once again the financial margin was affected by the appreciation in the U.S. dollar in relation to the Brazilian real, which allowed Itaú to recognize gains on its foreign investments.

The use of derivative financial instruments in line with the policy of structural portfolio management (structural GAP) allows Banco Itaú to manage its exposures by setting exposure limits to the several risk factors. During this quarter Itaú increased its additional provision for future risks arising from rate fluctuations to neutralize the potential foreign exchange loss on permanent foreign investments, the assets of which are basically invested in securities, if the real appreciates to R$3.50 per US$ 1.00, and also to eliminate the foreign exchange gain on the hedge of the payment for the acquisition of Banco Sudameris S.A., which exceeded the Interbank Deposit interest rate in the period, so that the amount in reais of the goodwill to be recorded upon completion of the acquisition would not be distorted.

Because of the significant exchange differences in the period, the Annualized Financial Margin Rate reached 17.4%, compared to 14.7% in the previous quarter.

Analysis of Reallocated Financial Margin

                                                                                                                         R$ Million
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL MARGIN                                                                      3rd Q./02   2nd Q./02  Jan-Sep.02  Jan-Sep.01
------------------------------------------------------------------------------------------------------------------------------------
A) Income from Loans and Leases                                                           5,872       3,948      11,606       6,870
------------------------------------------------------------------------------------------------------------------------------------
B) Securities + Trade Finance and Foreign Exchange Portfolio                              4,751       2,626       7,956       4,602
------------------------------------------------------------------------------------------------------------------------------------
C) Income from Financial Operations                                                      10,623       6,575      19,562      11,472
------------------------------------------------------------------------------------------------------------------------------------
D) Expenses from Financial Operations                                                    (8,022)     (4,589)    (13,218)     (6,411)
------------------------------------------------------------------------------------------------------------------------------------
E) Financial Margin                                                                       2,601       1,986       6,344       5,061
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
AVERAGE BALANCE FROM OPERATIONS (*)
------------------------------------------------------------------------------------------------------------------------------------
      Average Loans                                                                      27,264      24,571      25,728      22,098
      Average Leases                                                                      1,154       1,281       1,251       1,177
      Average Other Receivables (**)                                                      2,096       2,077       2,138       1,519
      Average Advances on Exchange Contracts                                              1,463       1,182       1,292       1,554
------------------------------------------------------------------------------------------------------------------------------------
F) Average Credit Operations                                                             31,978      29,112      30,410      26,348
------------------------------------------------------------------------------------------------------------------------------------
      Average Cash and Cash Equivalents + Short-Term Interbank
        Deposits + Securities - Money Market Funding - Derivative
        Financial Instruments                                                            22,281      20,154      20,425      18,635
      Average Interbank and Interbranch Accounts                                          9,323       7,549       7,916       7,132
      Average Credit Operations                                                          31,978      29,112      30,410      26,348
------------------------------------------------------------------------------------------------------------------------------------
G) Average Earning Assets                                                                63,582      56,814      58,750      52,115
------------------------------------------------------------------------------------------------------------------------------------
      Average Deposits                                                                   30,626      27,932      29,173      27,329
      Average Funds from Acceptances and Issue of Securities                              4,069       3,494       3,545       3,558
      Average Interbank and Interbranch Accounts                                          3,741       3,348       2,893       2,739
      Average Borrowing                                                                   6,727       5,576       6,086       5,299
      Average  Onlending Borrowings                                                       3,328       3,144       3,272       3,305
------------------------------------------------------------------------------------------------------------------------------------
H) Average Funding Resources                                                             48,491      43,494      44,969      42,230
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
AVERAGE RATES
------------------------------------------------------------------------------------------------------------------------------------
      Annual Average Ratio of Income from Loan Operations       = A/F                      96.3%       66.3%       53.9%       36.2%
      Annual Average Ratio of Income from Financial Operations  = C/G                      85.5%       55.0%       46.7%       30.4%
      Annual Average Ratio of Interest Expense                  = D/H                      84.5%       49.4%       41.0%       20.7%
      Annual  Average Ratio of Financial Margin                 = E/G                      17.4%       14.7%       14.7%       13.2%
------------------------------------------------------------------------------------------------------------------------------------
(*) Arithmetic average between the balance of the last day of quarter and previous quarter. The average of the Accumulated in period of January to September (was calculated using the balance of the last day of the last four quarters. (Dec + Mar + Jun + Sep) / 4
(**) Includes honored endorsements and sureties, receivable for advances, commissions, debtors on purchase of assets and receivables.

Provision for Loan and Lease Losses

In the third quarter of 2002, the Provision for Loan and Lease Losses expense amounted to R$682 million, a 33.2% increase as compared to the previous quarter. This increase is basically a result of two factors, as follows: set up of a specific full allowance on the transactions of an Itaucorp customer (large companies), and an increased strictness in the corporate entities ratings. In addition, we recorded an expense of R$ 32 million as an provision exceeding the minimum amount required established by the Central Bank of Brazil, considering, among others, possible risks associated with endorsements and sureties.

Banco Itaú’s policy on credit lines in the quarter was conducted in order to assure the high quality of the portfolio, based on the following premises: a strict pre-approved credit line process, a more selective credit policy for the Itaú Empresa (medium-sized companies) and Itaucorp (large companies) functions; and a stricter credit policy due to the current political and economic turbulence, and strict customer rating, especially for those with high bank debts and those exposed to foreign exchange risks.

At September 30, 2002, the balance of the Allowance for Loan and Lease Losses amounted to R$3,262 million, an increase of 12.0% in the period. The exchange variation on loans caused an impact of R$35 million on this balance.

Itaú performs a risk classification for all credit transactions and creates a generic provision. It does not use the prerogative introduced by Resolution 2697 that stipulates that financial institutions can choose to classify transactions with customers involving amounts under R$50,000.00 only in the event of default. Had we complied with the provisions of this Resolution, we would have arrived at an excess amount of R$116 million. This shows the comfortable situation of the Bank’s portfolio in relation to risk management.

The amount of R$352 million was written off against the Allowance for Loan and Lease Losses in the quarter. This total represents an increase of 31.9% in relation to the second quarter. The recovery of loans already written off against the provision totaled R$61 million in the period, a 45.7% increase as compared to the prior year.

Analysis of Expenses with the Provision for Loan and Lease Losses

------------------------------------------------------------------------------------------------------------------------------------
                                            3rd Q./02                         2nd Q./02                         1st Q./02
                               -----------------------------------------------------------------------------------------------------
                               Individuals  Businesses    Total  Individuals  Businesses    Total  Individuals  Businesses    Total
------------------------------------------------------------------------------------------------------------------------------------
(Increase)/Generic
  Reversal                              (6)       (138)    (143)         (18)         (3)     (21)          12          22       34
(Increase)/Specific
  Reversal - Debt
  Renegociation                        (74)        (14)     (87)         (68)        (13)     (82)         (54)        (13)     (67)
(Increase)/Specific
  Reversal - Others                   (305)       (135)    (440)        (354)        (52)    (406)        (343)        (27)    (370)
(Increase)/Specific
  Reversal - Total                    (378)       (149)    (527)        (422)        (65)    (488)        (397)        (40)    (437)
------------------------------------------------------------------------------------------------------------------------------------
Subtotal (Increase)/Reversal          (384)       (287)    (670)        (440)        (69)    (509)        (385)        (18)    (403)
------------------------------------------------------------------------------------------------------------------------------------
Exceeding Allowance                                         (32)                                -                                 -
------------------------------------------------------------------------------------------------------------------------------------
Subtotal (Increase)/Reversal                               (702)                             (509)                             (403)
------------------------------------------------------------------------------------------------------------------------------------
Extraordinary Result (*)                                     20                                (4)                              (28)
------------------------------------------------------------------------------------------------------------------------------------
Expenses for Allowance
  for Loan Losses                                          (682)                             (512)                             (431)
------------------------------------------------------------------------------------------------------------------------------------
Credits Recoveries and
  Renegociated                                               89                                61                                60
------------------------------------------------------------------------------------------------------------------------------------
(*) Complement of additional Allowance and foreign exchange devaluation effect referring to Banco Itaú Buen Ayre (see explanatory note 5e)

Movements of Provision for Loan and Lease Losses - Third Quarter 2002

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                     Provision for Loan and Lease Losses
                                                      ------------------------------------------------------------------------------
                 Balance   Extraordinary  Risk Level     New         Debt        Accrual/                                  Balance
Risk Level      Jun 30, 02    Results      Transfer   Contracts  Renegociation  Movements  Settlement  TOTAL  WRITE-OFF  Sep 30, 02
------------------------------------------------------------------------------------------------------------------------------------
  AA                    --         --             2          --             --         (2)         --     (2)        --          (0)
  A                     41         --            18          18             --        (20)        (11)   (14)        --          45
  B                     83         --            36          33             --        (45)        (19)   (31)        --          89
  C                     61         --             5          20             --         (0)        (16)     3         --          69
  D                    144         --           (67)         19             --        110         (22)   107         --         185
  E                    283         --           (91)         19             34         78         (30)   101         --         294
  F                    272         --          (132)         30             52         95         (33)   143         --         284
  G                    198         --           (90)         12              1         93         (19)    87         --         196
  H                  1,114          6           318          91             10        273        (106)   268       (352)      1,355
Exceeding              715         14            --          --             --         18          --     18         --         747
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL              2,911         20            --         241             97        600        (255)   682       (352)      3,262
------------------------------------------------------------------------------------------------------------------------------------
Movements of Provision for Loan and Lease Losses - Second Quarter 2002
                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                     Provision for Loan and Lease Losses
                                                      ------------------------------------------------------------------------------
                 Balance   Extraordinary  Risk Level     New         Debt        Accrual/                                  Balance
Risk Level      Mar 31, 02    Results      Transfer   Contracts  Renegociation  Movements  Settlement  TOTAL  WRITE-OFF  Jun 30, 02
------------------------------------------------------------------------------------------------------------------------------------
  AA                    --         --             3          --             --         (3)         (0)    (3)        --          --
  A                     35         --            18          14             --        (19)         (8)   (13)        --          41
  B                     79         --            50          20             --        (52)        (14)   (46)        --          83
  C                     64         --             3          17             --         (7)        (15)    (5)        --          61
  D                    139         --           (72)         27             --         71         (22)    76         --         144
  E                    224         --           (40)         10             36         75         (21)    99         --         283
  F                    317         --          (146)         29             43         63         (34)   101         --         272
  G                    187         --           (73)          9              1         88         (13)    84         --         198
  H                    908         (4)          257          51             11        229         (72)   218       (266)      1,114
Exceeding              715         --            --          --             --         (0)         --     (0)        --         715
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL              2,668         (4)           --         175             91        446        (200)   512       (266)      2,911
------------------------------------------------------------------------------------------------------------------------------------
Movements of Credit Portfolio by Risk Level - Third Quarter 2002
                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                      Balance      Risk Level     New         Debt        Accrual/                                          Balance
Risk Level           Jun 30, 02     Transfer   Contracts  Renegociation  Movements  Settlement       TOTAL    WRITE-OFF   Sep 30, 02
------------------------------------------------------------------------------------------------------------------------------------
AA                        7,369        (270)       3,520             --      1,171     (3,239)       1,452           --        8,551
A                         8,126        (566)       3,521             --        102     (2,146)       1,477           --        9,037
B                         8,300        (243)       3,279             --       (600)    (1,864)         816           --        8,872
C                         2,036         162          659             --          1       (544)         115           --        2,313
D                         1,441         404          188             --         31       (219)           0           --        1,846
E                           944          58           65            112       (100)      (100)         (23)          --          979
F                           544         (71)          59            103         (2)       (66)          94           --          567
G                           283          16           17              2        (11)       (27)         (20)          --          279
H                         1,114         512           91             10         85       (106)          80         (352)       1,355
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                    30,158          --       11,400            227        677     (8,310)       3,993         (352)      33,799
------------------------------------------------------------------------------------------------------------------------------------
Movements of Credit Portfolio by Risk Level - Second Quarter 2002
                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                      Balance      Risk Level     New         Debt        Accrual/                                          Balance
Risk Level           Mar 31, 02     Transfer   Contracts  Renegociation  Movements  Settlement       TOTAL    WRITE-OFF   Jun 30, 02
------------------------------------------------------------------------------------------------------------------------------------
AA                        7,036        (421)       3,058          --         340       (2,644)         754           --        7,369
A                         7,043          95        2,836          --        (150)      (1,697)         989           --        8,126
B                         7,919        (184)       1,986          --           5       (1,426)         565           --        8,300
C                         2,117         (70)         568          --         (81)        (498)         (11)          --        2,036
D                         1,395          45          266          --         (49)        (215)           2           --        1,441
E                           748         200           32         119         (84)         (71)          (5)          --          944
F                           633        (115)          58          87         (52)         (67)          26           --          544
G                           266          18           12           1           4          (19)          (1)          --          283
H                           908         432           51          11          50          (72)          39         (266)       1,114
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                    28,066           0        8,867         218         (18)      (6,710)       2,357         (266)      30,158
------------------------------------------------------------------------------------------------------------------------------------

Risk Rate of the Credit Portfolio Click to zoom

                                                                                                                                          R$ Million
----------------------------------------------------------------------------------------------------------------------------------------------------
                                       Sep 30, 02                                 Jun 30, 02                                Sep 30, 01
                        ---------------------------------------- ----------------------------------------  -----------------------------------------
                                  Provision                                Provision                                 Provision
                                        for          %         %                 for          %         %                  for          %         %
                                       Loan Provision/ Provision                Loan Provision/ Provision                 Loan Provision/ Provision
              Risk      Portfolio    Losses  Portfolio   Partic. Portfolio    Losses  Portfolio   Partic.  Portfolio    Losses  Portfolio    Partic.
----------------------------------------------------------------------------------------------------------------------------------------------------
Individuals   AA - C        8,761        91       1.0%      3.6%     8,803        92       1.0%      4.2%      9,097        99       1.1%       5.8%
               D - H        3,270     1,661      50.8%     66.1%     3,283     1,556      47.4%     70.9%      2,439     1,060      43.5%      62.7%
Subtotal Ind               12,031     1,753      14.6%     69.7%    12,086     1,648      13.6%     75.0%     11,536     1,159      10.0%      68.5%

Businesses    AA - C       20,013       112       0.6%      4.5%    17,028        93       0.5%      4.2%     16,616        89       0.5%       5.2%
               D - H        1,756       650      37.1%     25.9%     1,044       455      43.6%     20.7%        916       444      48.5%      26.3%
Subtotal Bus               21,768       762       3.5%     30.3%    18,072       548       3.0%     25.0%     17,532       533       3.0%      31.5%

 Total        AA - C       28,774       203       0.7%      8.1%    25,831       185       0.7%      8.4%     25,714       187       0.7%      11.1%
               D - H        5,025     2,312      46.0%     91.9%     4,326     2,012      46.5%     91.6%      3,355     1,505      44.9%      88.9%
Total                      33,799     2,515       7.4%    100.0%    30,158     2,196       7.3%    100.0%     29,069     1,692       5.8%     100.0%
----------------------------------------------------------------------------------------------------------------------------------------------------
Additional
 Provision                              747       2.2%                           715       2.4%                           680        2.3%
----------------------------------------------------------------------------------------------------------------------------------------------------
GENERAL TOTAL              33,799     3,262       9.7%              30,158     2,911       9.7%               29,069    2,372        8.2%
----------------------------------------------------------------------------------------------------------------------------------------------------
Risk Rate of the Credit Portfolio
                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
Risk                                                                         Sep 30, 02            Jun 30, 02            Sep 30, 01
------------------------------------------------------------------------------------------------------------------------------------
AA                                                                                8,551                 7,369                 8,009
A                                                                                 9,037                 8,126                 7,116
B                                                                                 8,872                 8,300                 8,291
C                                                                                 2,313                 2,036                 2,298
Total AA - C                                                                     28,774                25,831                25,714
D                                                                                 1,846                 1,441                 1,399
E                                                                                   979                   944                   292
F                                                                                   567                   544                   636
G                                                                                   279                   283                   230
H                                                                                 1,355                 1,114                   798
Total D - H                                                                       5,025                 4,326                 3,355
------------------------------------------------------------------------------------------------------------------------------------
Total Credit Operations                                                          33,799                30,158                29,069
Minimum Provision                                                                 2,515                 2,196                 1,692
Existing Provision                                                                3,262                 2,911                 2,372
Existing Provision/Minimum Prov.                                                  129.7%                132.6%                140.2%
Minimum Prov./ Credit Operations                                                    7.4%                  7.3%                  5.8%
------------------------------------------------------------------------------------------------------------------------------------
D - H/Credit Operations                                                            14.9%                 14.3%                 11.5%
E - H/Credit Operations                                                             9.4%                  9.6%                  6.7%
D - G/Credit Operations                                                            10.9%                 10.7%                  8.8%
E - G/Credit Operations                                                             5.4%                  5.9%                  4.0%
------------------------------------------------------------------------------------------------------------------------------------
Overdue D - H/Credit Operations                                                     4.1%                  4.4%                  3.3%
Overdue E - H/Credit Operations                                                     3.6%                  3.9%                  2.8%
Overdue D - G/Credit Operations                                                     1.6%                  1.9%                  1.6%
Overdue E - G/Credit Operations                                                     1.1%                  1.3%                  1.1%
------------------------------------------------------------------------------------------------------------------------------------
Existing Provision/D - H                                                           64.9%                 67.3%                 70.7%
Existing Provision/E - H                                                          102.6%                100.9%                121.3%
Existing Provision/D - G                                                           88.9%                 90.6%                 92.8%
Existing Provision/E - G                                                          178.7%                164.4%                204.8%
------------------------------------------------------------------------------------------------------------------------------------
Credit Operations (D - G)                                                         3,671                 3,212                 2,557
Provision (D - G)                                                                   957                   898                   707
Provision/Credit Operations                                                        26.1%                 27.9%                 27.6%
------------------------------------------------------------------------------------------------------------------------------------
Credit Operations (E - G)                                                         1,825                 1,771                 1,158
Provision (E - G)                                                                   773                   753                   567
Provision/Credit Operations                                                        42.3%                 42.5%                 48.9%
------------------------------------------------------------------------------------------------------------------------------------
Credit Operations (D - H)                                                         5,025                 4,326                 3,355
Provision (D - H)                                                                 2,312                 2,012                 1,505
Provision/Credit Operations                                                        46.0%                 46.5%                 44.8%
------------------------------------------------------------------------------------------------------------------------------------
Credit Operations (E - H)                                                         3,180                 2,885                 1,956
Provision (E - H)                                                                 2,127                 1,868                 1,365
Provision/Credit Operations                                                        66.9%                 64.7%                 69.8%
------------------------------------------------------------------------------------------------------------------------------------

Movements of Credit Portfolio by Risk Level - Third Quarter 2002 We present below the movements of credit portfolio in the third quarter of 2002.

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Risk Level Transfer
                                         -------------------------------------------------------------------------------------------
                                                                                 Prior Risk
                 New        Accrual/     -------------------------------------------------------------------------------------------
Actual Risk   Contracts  Amortizations   AA      A         B        C        D        E        F       G        H     Total    Total
------------------------------------------------------------------------------------------------------------------------------------
AA   (0,0%)    3,520        1,171        --      118       75        4        1        0        0       --       --      199   4,890
 A   (0,5%)    3,521          102       416       --      758       97       91        6        2        1        2    1,374   4,997
 B   (1,0%)    3,279         (600)       39    1,069       --      468      272       15        4        1        4    1,872   4,551
 C   (3,0%)      659            1        13      146      764       --      178       11        3        1        3    1,119   1,778
 D    (10%)      188           31         0      118      437      347       --       27        9        1        6      945   1,165
 E    (30%)      177         (100)        0       15       70       33      392       --        9        1        2      522     599
 F    (50%)      163           (2)      --         1        8        5       50      370       --        3        8      445     606
 G    (70%)       18          (11)        0        0        0        0        7       10      468       --        4      490     497
 H   (100%)      101           85         1        1        2        2       22       26       23      465       --      541     727
------------------------------------------------------------------------------------------------------------------------------------
Transfers to
  Other Levels    --           --      (469)  (1,468)  (2,115)    (957)  (1,013)    (464)    (517)    (474)     (29)      -- (7,507)
Total
  Settlement      --           --    (3,239)  (2,146)  (1,864)    (544)    (219)    (100)     (66)     (27)    (106)         (8,310)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL         11,626          677    (3,239)  (2,146)    (544)    (544)    (219)    (100)     (66)     (27)    (106)      --  3,993
------------------------------------------------------------------------------------------------------------------------------------
Movements of Provision for Loan and Lease Losses - Third Quarter 2002
                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Risk Level Transfer
                                         -------------------------------------------------------------------------------------------
                                                                                 Prior Risk
                 New        Accrual/     -------------------------------------------------------------------------------------------
Actual Risk   Contracts  Amortizations   AA      A         B        C        D        E        F       G        H     Total    Total
------------------------------------------------------------------------------------------------------------------------------------
AA   (0,0%)       --           (0)       --       (1)      (1)      (0)      (0)      (0)      (0)      --       --       (2)    (2)
A    (0,5%)       18            1         2       --       (4)      (2)     (11)      (2)      (1)      (1)      (2)     (21)    (3)
B    (1,0%)       33           (6)        0        5        -       (9)     (24)      (4)      (2)      (1)      (4)     (39)   (12)
C    (3,0%)       20            0         0        4       15       --      (12)      (3)      (1)      (0)      (3)      (0)    19
D     (10%)       19            3         0       58       39       24       --       (5)      (3)      (1)      (5)     107    129
E     (30%)       53          (30)        0        4       20        9       78       --       (2)      (1)      (2)     108    131
F     (50%)       81           (1)       --        1        4        2       20       74       --       (1)      (4)      96    176
G     (70%)       13           (8)        0        0        0        0        4        4       94       --       (1)     101    106
H    (100%)      101           79         1        1        2        2       20       18       11      140       --      194    374
------------------------------------------------------------------------------------------------------------------------------------
 Sub Total       337           37         4       73       76       26       74       82       96      136      (21)     545    919
Total Settlement  --           --        --      (11)     (19)     (16)     (22)     (30)     (33)     (19)    (106)    (255)  (255)
Exceeding Allowance                                                                                                       18     18
------------------------------------------------------------------------------------------------------------------------------------
TOTAL            337           37         4       62       58       10       52       52       63      117     (127)     289    682
------------------------------------------------------------------------------------------------------------------------------------
The table above clearly shows the change in the expenses for Provision Loan and Lease Losses. We can consider that 63.5% of the expenses were related to the downgrade of the risk rating.

Non Accrual Loan Operations - Conglomerate

The non-accrual loan ratio slightly decreased in the quarter. The balance of the loan portfolio that stopped generating income in the period showed a lower growth rate, reflecting the impact of the intention of defaulting customers to resolve their situation with the Bank, using, but not limited to, the funds from the payment made by the government relating to the difference resulting from the application of incorrect indexes on the restatement of the Federally Managed Severance Fund (FGTS) during the Sarney and Collor governments. The reduction in the non-accrual ratio was also affected by the increase in the credit portfolio balance, because of the exchange variance in the quarter, especially affecting the transactions with corporate customers.

Non Accrual

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                            Dec.00      Mar.01     Jun.01      Sep.01     Dec.01     Mar.02      Jun.02      Sep.02
------------------------------------------------------------------------------------------------------------------------------------
Total Non Accrual (a)                        1,054       1,074      1,161       1,277      1,485      1,588       1,779       1,892
Provision for Loan and
  Lease Losses                              (2,033)     (2,036)    (2,190)     (2,372)    (2,568)    (2,668)     (2,911)     (3,262)
Credit Portfolio (b)                        23,674      25,507     27,046      29,069     29,615     28,066      30,158      33,799
------------------------------------------------------------------------------------------------------------------------------------

(a) Loans Overdue for more than 60 days and without generation of revenues on the accrual method. (b) Endorsements and sureties not Included.

Non Accrual Loans Ratio ( % )

Coverage Ratio* ( % )

(*) Provision for Loan and Lease Losses / Total Non Accrual

Bank Services Fees

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Variation
                                                   3rdQ./02     2ndQ./02     3rdQ./01     3rdQ./02 x 2ndQ./02    3rdQ./02 x 3rdQ./01
------------------------------------------------------------------------------------------------------------------------------------
Mutual Fund Management Fees                             256          254          220                     2                      36
Collection                                               73           70           57                     3                      16
Current Account Services                                206          203          178                     3                      28
Tax Collection                                           36           24           46                    12                     (10)
Interbank Fees (Bills, Checks and Documents)             51           50           45                     1                       6
Credit Operations                                       111          113           82                    (2)                     29
Credit Cards                                            177          168          154                     9                      23
Other Services                                          132          122          146                    10                     (14)

Total                                                 1,042        1,004          928                    38                     114
------------------------------------------------------------------------------------------------------------------------------------

Bank Service Fees reached R$ 1,042 million in the third quarter of 2002, an increase of R$ 38 million compared to the second quarter.

The increase in coverage indexes of Banking Service Fees in relation to the total Administrative and Personnel Expenses is shown in the graph below. The reduction of the indexes between the periods under analysis is associated with the increase in personnel expenses, as a result of the impact, in the third quarter of 2002, of the collective bargaining agreement signed for the period 2002/2003.

Coverage Index of Banking Service Fees over Administrative Expenses (*)

(*) Calculated by dividing service revenues by personnel and administrative expenses (Personnel and Other)

Quantity (*): Current Accounts, Savings Accounts and Active Clients (**) (Million)

(*) Including Banco Itaú Buen Ayre
(**) Conceptually a customer (represented by a CPF/CNPJ taxpayer number) is considered active when performing one or more account transactions in a checking account in the last six months or has a non-zero average 3-month cash deposit balance.

The portfolio of active customers comprised 9.1 million clients in the third quarter of 2002, maintaining the growth volume of the prior quarter. This increase is still mainly due to the campaign for new customers launched in April. Accordingly, the number of savings and current accounts increased by 1.2% and 2.3%, respectively.

In the Analysis of Segments it is shown the details of the performance of investment funds and credit cards.
In relation to Collection Revenues, there was an increase of 3.4% in the volume of settlements, which reached R$ 31 billion in the third quarter of 2002.

Disregarding the effects of the provisions for services rendered to federal public agencies but not received by Itaú, Tax Collection Revenues remained unchanged between the periods. The variation in R$ 12 million is related to the provision set up in the third quarter of 2002, in the amount of R$ 11 million, which is a complement to the provision in the amount of R$ 23 million set up in the second quarter of 2002.

In the third quarter of 2002, Itaú achieved the mark of 93 million in Home & Office Banking transactions, arising from the 2.4 million registered clients, demonstrating the trend in its indexes. This increase is a consequence of the emphasis being placed on online tools by Itaú, together with an increase in the use of Internet in the country.

Transactions and Registered Clients in Home & Office Banking (Million)

Administrative Expenses

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              Variation             Variation

                                                    3rd Q./02    2nd Q./02     3rdQ./01   3rdQ./02 x 2ndQ./02   3rdQ./02 x 3rdQ./01
------------------------------------------------------------------------------------------------------------------------------------
Personnel Expenses                                        888          800          806                    88                    82
------------------------------------------------------------------------------------------------------------------------------------
   Remuneration                                           397          356          376                    41                    21
   Social charges                                         119          116          122                     3                    (3)
   Social Benefits/ Training                              111          113          119                    (2)                   (7)
   Dismissals/ Labor Suits                                214          216          128                    (2)                   86
   Collective Labor Agreement Bonuses                      46           --           62                    46                   (16)
------------------------------------------------------------------------------------------------------------------------------------
Other Administrative Expenses                             992          956          939                    36                    54
------------------------------------------------------------------------------------------------------------------------------------
   Premises                                               113          108           92                     6                    22
   Materials                                               31           32           36                    (0)                   (5)
   Data Processing and Telecommunication                  210          205          239                     5                   (29)
   Transportation                                          47           47           44                    (0)                    3
   Third Party Services                                   109          101          116                     8                    (7)
   Travelling                                              11           11           17                    (0)                   (6)
   Security                                                32           31           35                     1                    (3)
   Marketing                                               57           83           71                   (26)                  (14)
   Civil and Tax Suit                                      53           62            9                    (9)                   44
   Legal and Judicial Suit                                 18           15            7                     3                    11
   Credit Cards                                            24           15           19                     8                     5
   Contributions and Donations                             21            9            9                    13                    12
   Depreciation and Amortization                          143          135          120                     9                    23
   Financial System Services                               72           69           64                     3                     9
   Other                                                   50           32           60                    18                   (10)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                   1,880        1,756        1,745                   124                   135
------------------------------------------------------------------------------------------------------------------------------------
Personnel Expenses

Personnel Expenses increased by R$ 88 million in the third quarter of 2002. As a result of the 2002/2003 Collective Labor Agreement in September 2002, the Bank incurred additional expenses of R$ 91 million, comprising R$ 46 million for the payment of bonuses to employees and R$ 45 million for compensation and payroll charges on the adjustment of 7% in salaries and the balance of provisions for vacation pay and 13th month salary.

Total staff was reduced by 1% in the third quarter of 2002, resulting in a R$ 6 million reduction in expenses for compensation.

The benefits offered by Itaú to employees, including voluntary benefits of health care, retirement supplement and training activities, totaled R$ 111 million in the third quarter of 2002, resulting in a R$ 2 million decrease compared to the previous quarter.

Number of Employees

Other Administrative Expenses

Premises expenses increased by R$ 6 million due to payment of taxes on repossessed properties recovered and an increase in rental expenses. Data Processing and Telecommunication expenses increased by R$ 5 million and comprise the management of networks and credit card processing services. Third-Party Services increased by R$ 8 million, which are mainly associated with the contracting of larger volumes of management consulting and legal advisory services.

Marketing expenses decreased by R$ 26 million in the third quarter of 2002 because Itaú had intensified advertising and promotion of its products and services during the Soccer World Cup in the previous quarter.

Civil and Tax Suit expenses decreased by R$ 9 million because in the second quarter of 2002 additional provisions were established for the increase in the minimum wage.

Profit sharing expenses in the Credit Cards segment increased by R$ 8 million. The increase of R$ 9 million in Depreciation and Amortization is mainly attributable to the amortization of larger balances of leasehold improvements. The variation of R$ 18 million recorded in Other Administrative Expenses relates to several factors, such as the following: R$ 2 million for insurance, R$ 2 million for condominium fees, R$ 1 million for trade associations, and R$ 5 million for exchange losses on transactions carried out by companies abroad, among others.

Efficiency Ratio (1)

The efficiency ratio in the third quarter of 2002 was 49.6% compared to 55.3% in the second quarter. This shift is mainly attributable to the effect of the exchange variation on the financial margin, which exceeded the increase in Personnel and Other Administrative Expenses.

Network Evolution (*)

(*) Banco Itaú Buen Ayre was included

With respect to the customer service network, it is important to note the growth in the number of ATM’s, which grew by 32.0% in the past twelve months.

Itaú has invested strongly in self-service channels, seeking greater convenience for its customers and productivity gains. Transactions carried out via both the Home & Office Banking — Internet and ATM facilities have grown consistently, reporting an increase of 68% and 15%, respectively, in 2002.

Volume of Self-Service Transactions(*)

                                                                                             (Quantity in Million)
------------------------------------------------------------------------------------------------------------------------------------
                                          Automated                             Home & Office Banking          Point OF
Period                                    Programmed                            Direct                              Sale/      Total
                                   ATM      Debit      Itaufone    Bankfone   Connection   Internet    Itaufax     Redeship
------------------------------------------------------------------------------------------------------------------------------------
1998                               559       138         119          41          68           8          15          23         971
1999                               702       177         138          41          87          24          17          38       1,224
2000                               718       203         138          41          87          66          16          53       1,322
2001                               790       244         129          42          67         155          15          74       1,516
------------------------------------------------------------------------------------------------------------------------------------
1st Q./01                          194        57          35          10          19          28           4          17         364
2nd Q./01                          191        60          32          10          17          34           4          17         365
3rd Q./01                          193        62          30          11          16          43           4          18         377
4th Q./01                          212        65          32          11          15          50           3          22         410
2002                               692       211         102          30          32         214           9          62       1,352
------------------------------------------------------------------------------------------------------------------------------------
1st Q./02                          224        69          33          10          13          59           3          19         429
2nd Q./02                          225        70          38          10          11          71           3          20         448
3rd Q./02                          243        72          31          10           9          84           3          23         475
------------------------------------------------------------------------------------------------------------------------------------

(*) Only Itau until 1998. Bemge and Banerj after 1999, Banestado after 2001 and Beg in 2002.

Tax Expenses

In the third quarter of 2002, these expenses amounted to R$ 232 million, rising 24.2% in relation to the prior quarter. This basically occurred due to the increase in services rendered, and sales of capitalization, insurance and pension plan products.

Equity in the Income of Subsidiary and Affiliated Companies

Equity in the income of subsidiary and affiliated companies reached R$ 199 million in the third quarter of 2002. The effect of the devaluation of the real in relation to the Euro affected the valuation of Itaú’s investment in BPI-SGPS S.A., resulting in the contribution of R$ 175 million to these results.

Other Operating Income / Expenses

The net difference between Other Operating Income and Other Operating Expenses totaled an expense of R$ 210 million in the third quarter, compared to an expense of R$ 41 million in the second quarter. The increase is associated with mark-to-market adjustments of R$ 179 million to tax incentive options.

Third Quarter 2002 Reallocated Results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the “Statement of Reallocated Income” Table above.

                                                                                                                                      R$ Million
------------------------------------------------------------------------------------------------------------------------------------------------
                                                           BANKING
                                              ------------------------------                               PORTFOLIO
                                                Without     With                            INSURANCE        UNDER
                                                Foreign    Foreign                       CAPITALIZATION    MANAGEMENT
                                               Exchange   Exchange                CREDIT     PENSION       AND MUTUAL
        3rd Q./02                              Variation  Variation    TOTAL      CARDS       PLANS           FUNDS   CORPORATION   CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------------------
Income from Loan Operations                      1,543      4,087      5,631        241         --             --          --           5,872
Securities                                         555      4,097      4,652         12         71              0           0           4,736
Trade Finance and Foreign
  Exchange Portfolio                                --         15         15          0          0              0           0              15
Funding Expenses                                  (512)    (7,485)    (7,998)       (24)         0              0           0          (8,022)
------------------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL MARGIN                                 1,586        714      2,300        229         71             --          --           2,601
------------------------------------------------------------------------------------------------------------------------------------------------
Provision for Loan and
  Lease Losses                                    (410)      (166)      (576)      (106)        (0)             0           0            (682)
Credits Recoveries and
  Renegociated                                      71         --         71         18          0              0           0              89
Total Provision for Loan
  and Lease Losses                                (339)      (166)      (505)       (87)        (0)            --          --            (593)

NET INCOME FROM FINANCIAL
  OPERATIONS                                     1,247        548      1,795        142         71             --          --           2,008

OTHER OPERATING INCOME
  (EXPENSES)                                      (943)       116       (827)       (57)         1             73          (1)           (811)
Banking Service Fees                               602         39        641        178          1            256         (27)          1,048
Transfer for Banking                               111         --        111          0          0           (111)          0               0
Partial Result of
  Insurance, Capitalization
  and Pension Plans                                 19         --         19          0        138              0           0             157
Administrative Expenses                         (1,448)       (95)    (1,543)      (180)       (95)           (62)          1          (1,880)
Taxes Expenses                                    (179)        10       (168)       (32)       (22)           (10)          0            (232)
Equity in Income (Losses)
  of Unconsolidated
  Investments                                        3        197        199          0          0              0           0             199
Other Operating
  Income/Expenses                                  (51)       (34)       (85)       (22)       (21)             0          25            (103)

OPERATING INCOME                                   303        664        968         85         73             73          (0)          1,197
Non-Operating Income                               (21)        12         (9)         0         (1)             0          (3)            (13)

INCOME BEFORE TAX                                  283        676        959         85         71             73          (4)          1,184
Income Tax and Social
  Contribution                                     (96)       (48)      (144)       (29)       (24)           (25)        (33)           (255)
Extraordinary Results                                0         --          0          0          0              0          (0)             (0)
Profit Sharing                                     (36)        --        (36)        (1)         0             (2)          0             (39)
Minority Interests                                   3       (253)      (250)         0          0              0           0            (250)
------------------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                         153        375        529         55         47             46         (38)            639
------------------------------------------------------------------------------------------------------------------------------------------------
The breakdown of reallocated income per segment shows each Conglomerate operational area’s contribution to income for the third quarter of 2002.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Second Quarter 2002 Reallocated Results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the “Statement of Reallocated Income” Table above.

                                                                                                                                      R$ Million
------------------------------------------------------------------------------------------------------------------------------------------------
                                                           BANKING
                                              ------------------------------                               PORTFOLIO
                                                Without     With                            INSURANCE        UNDER
                                                Foreign    Foreign                       CAPITALIZATION    MANAGEMENT
                                               Exchange   Exchange                CREDIT     PENSION       AND MUTUAL
        2nd Q./02                              Variation  Variation    TOTAL      CARDS       PLANS           FUNDS   CORPORATION   CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------------------
Income from Loan Operations                      1,480      2,234      3,715        234         --             --          --           3,948
Securities                                         527      1,608      2,135         14        103              0           0           2,252
Trade Finance and Foreign
  Exchange Portfolio                                (0)       374        374          0          0              0           0             374
Funding Expenses                                  (446)    (4,135)    (4,581)        (8)         0              0           0          (4,589)
------------------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL MARGIN                                 1,561         82      1,642        240        103              0           0           1,986
------------------------------------------------------------------------------------------------------------------------------------------------
Provision for Loan and
  Lease Losses                                    (343)       (47)      (390)      (121)        (0)             0           0            (512)
Credits Recoveries and
  Renegociated                                      44         --         44         18          0              0           0              61
Total Provision for Loan
  and Lease Losses                                (300)       (47)      (347)      (104)        (0)            --          --            (451)

NET INCOME FROM FINANCIAL
  OPERATIONS                                     1,261         34      1,296        136        103              0           0           1,534

OTHER OPERATING INCOME
  (EXPENSES)                                      (726)        96       (630)       (35)       (21)            73          (6)           (620)
Banking Service Fees                               594         21        615        169          1            254         (29)          1,010
Transfer for Banking                               116         --        116          0          0           (116)          0               0
Partial Result of Insurance,
  Capitalization and Pension
  Plans                                             24         --         24          0        127              0           0             151
Administrative Expenses                         (1,373)       (42)    (1,415)      (166)      (125)           (57)          6          (1,756)
Taxes Expenses                                    (137)        (3)      (140)       (25)       (15)            (8)         (0)           (187)
Equity in Income (Losses) of
  Unconsolidated Investments                        (1)       197        196          0          0              0           0             196
Other Operating Income/Expenses                     51        (78)       (27)       (13)       (10)             0          16             (34)

OPERATING INCOME                                   534        130        665        101         81             73          (5)            914
Non-Operating Income                               (40)         6        (35)        (3)         3              0          (2)            (37)

INCOME BEFORE TAX                                  495        136        631         98         84             73          (8)            878
Income Tax and Social
  Contribution                                    (168)       158        (11)       (33)       (28)           (25)        (12)           (109)
Extraordinary Results                                0         --          0          0          0              0         (23)            (23)
Profit Sharing                                     (48)        --        (48)         0         (3)            (5)          0             (56)
Minority Interests                                   2       (148)      (146)         0          0              0           0            (146)
------------------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                         282        145        426         65         52             43         (44)            544
------------------------------------------------------------------------------------------------------------------------------------------------
The breakdown of reallocated income per segment shows each Conglomerate operational area’s contribution to income for the second quarter of 2002.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Banking

To highlight the clear effect of the exchange variation on the composition of net income for the quarter, the Banking segment was broken down into operations which are not affected by the exchange variation and operations which are affected by fluctuations in currency value.

Net Income not Affected by the Exchange Variation

Net income not affected by the exchange variation reached R$ 153 million in the third quarter of 2002, a 45.7% reduction compared to the prior quarter. The adverse effect on net income for the quarter is mainly associated with an increase in costs during the period, a matter which has been previously discussed elsewhere in this report.

The financial margin resulting from operations not affected by the exchange variation remained stable between the third and second quarters of 2002.

Income from loans increased by 4.3% in the quarter, mainly because of a rise in interest rates.

Profit on trading security transactions increased by 5.3% in the third quarter of 2002 due to a better trading performance.

Interest and charges on deposits increased by 14.8% in the quarter due to an increase in the balance of deposits, which, in turn, was linked to the migration of investments previously made in investment funds.

Income Affected by the Exchange Variation

The uncertainties arising from the political transition process in the country significantly contributed to the devaluation of the Brazilian real in relation to the U.S. dollar during the quarter.

Net income affected by the exchange variation in the quarter amounted to R$ 375 million, a 158.6% increase compared to the previous quarter.

The financial margin reached R$ 714 million, a 770.7% increase compared to the previous quarter. Profit on securities totaled R$ 4,097 million in the quarter. The use of derivative financial instruments in line with the structural portfolio management policy (structural GAP) allows Itaú to manage its risk exposure through the establishment of exposure limits to the various risk factors. In the third quarter of 2002, Itaú expanded its additional provision for future losses on exchange rate fluctuations for purposes of neutralizing the effect of the gain on the exchange variation on investments permanently held abroad, whose related asset investments are basically made in marketable securities, taking into consideration that because of the high exchange volatility, the devaluation of the Brazilian real in relation to the U.S. dollar might reach the parity of R$ 3.50 : US$ 1.00. The procedure was also intended to neutralize the gain on the exchange hedge used in the acquisition of Banco Sudameris S.A., which was higher than the variation in Interbank Deposits for the period, so that the amount in Reais of the goodwill to be calculated upon acquisition would not be distorted.

Foreign Exchange Variation on Investment Abroad

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             3rd Q./02     2nd Q./02
------------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Variation on
  Investments Abroad                                                                                           1,346          913

Effect Foreign Exchange Risk Management
  on Investment                                                                                                 (634)         (93)

Results Abroad                                                                                                   713          820

Funding Expenses (CDI)                                                                                         (131)         (128)
------------------------------------------------------------------------------------------------------------------------------------
Results - Investments Abroad                                                                                    581           692
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3rd Q./02   2nd Q./02   Variation
------------------------------------------------------------------------------------------------------------------------------------
Financial Margin                                                                                      229         240         (11)

Total Provision for Loan and Lease Losses                                                             (87)       (104)         17
    Provision for Loan and Lease Losses                                                              (106)       (121)         16
    Credits Recoveries and Renegociated                                                                18          18           1

Net Income From Financial Operations                                                                 1427         136           6

Other Operating Income (Expenses)                                                                     (57)        (35)        (23)
    Banking Service Fees                                                                              178         169           9
    Annual Fees                                                                                        80          76           4
    Other Services                                                                                     98          92           5
    Other Operating Income/Expenses                                                                 (235)       (203)        (32)

Operating Income                                                                                       85         101         (16)

    Non-Operating Income                                                                                0          (3)          3

Income Before Tax                                                                                      85          98         (13)

   Income Tax and Social Contribution                                                                 (29)        (33)          5
   Profit Sharing                                                                                      (1)          0          (1)
------------------------------------------------------------------------------------------------------------------------------------
    Net Income                                                                                         55          65         (10)
------------------------------------------------------------------------------------------------------------------------------------

The change in the Financial Margin is basically related to the drop in the volume of financings of customers. The Provision for Loan and Lease Losses was reduced due to the slow-down of credit portfolio growth, linked to the fact that the bank had applied more rigorous criteria for approving credit.

The number of Itaucard credit cards in circulation increased from 4,659 thousand in June 2002 to 5,009 thousand in September 2002, an increase of 7.5% in the third quarter of 2002.

The total volume of transactions reached R$ 2.2 billion in the same period, growing 8.6% in relation to the prior quarter, and market share was 12.4%. In September 2002, 79.5% of credit card accounts were active (accounts that received bills), and 71.2% of these customers used their credit cards in the last month, charging an average of R$ 960.00 per account in the quarter.

The change in Other Operating Income/Expenses is associated with the expense from marking tax incentive options to market at Itaucard Financeira and Credicard, as well as an increase in Profit Sharing Expenses of Credicard.

Itaú owns 33.3% of Credicard, the leading issuer/administrator of credit cards in Brazil. The company has a customer base of 8.0 million credit cards. Of total Credit Card Banking Service Fees recognized by Itaú in the third quarter of 2002, 44.3% are attributable to Credicard.

Considering the ownership interest and the special dividends received — portion of income distributed to the owners in accordance with the performance of their credit card customers — 35.7% of Credicard’s income was allocated to Itaú in the third quarter of 2002.

Credit Cards - Brand - 30-Sep-02

Number of Credit Cards - 30-Sep-02

Statements of Income of the Segment

                                                                                                                           R$ Mllion
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            PENSION
                   3rd QUARTER OF 2002                                      INSURANCE   CAPITALIZATION        PLANS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
 Revenues from Insurance, Capitalization and Pension Plans                        374              126          289             789
    Revenues from Insurance                                                       374               --           31             405
    Revenues from Capitalization                                                   --              126           --             126
    Revenues from Pension Plans                                                    --               --          258             258

 Changes in Technical Provisions                                                  (26)             (94)        (205)           (325)
    Insurance                                                                     (26)              --          (21)            (48)
    Capitalization                                                                 --              (94)          --             (94)
    Pension Plans                                                                   0               --         (184)           (184)

 Pension Plan Benefits Expenses                                                    (0)              --          (74)            (74)

 EARNED PREMIUMS                                                                  348               --            9             357
 RESULT OF CAPITALIZATION AND PENSION PLANS                                        (0)              33           (0)             32

 Retained Claims                                                                 (191)              --           (8)           (199)

 Selling Expenses                                                                 (65)              (6)          (2)            (73)

 Administrative Expenses                                                          (87)             (21)         (11)           (117)
    Administrative Expenses                                                       (36)             (18)          (8)            (61)
    Tax Expenses                                                                  (18)              (2)          (2)            (22)
    Personnel Expenses                                                            (33)              (0)          (0)            (34)

 Other Operating Income/(Expenses)                                                  6               (5)           1              (0)

 Financial Income                                                                  44               14           13              71

 OPERATING INCOME                                                                  54               15            2              71

 NON-OPERATING INCOME                                                               2               (3)           0              (1)

 INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION                                  56               11            2              70

 Income Tax/Social Contribution                                                   (19)              (4)          (1)            (24)
 Profit Sharing                                                                     0               --           --               0

 NET INCOME                                                                        37                8            2              47
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            PENSION
                   2nd QUARTER OF 2002                                      INSURANCE   CAPITALIZATION        PLANS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
 Revenues from Insurance, Capitalization and Pension Plans                        323              216          238             777
    Revenues from Insurance                                                       323               --            6             329
    Revenues from Capitalization                                                   --              216           --             216
    Revenues from Pension Plans                                                    --               --          232             232

 Changes in Technical Provisions                                                   23             (166)        (155)           (298)
    Insurance                                                                      23               --           (0)             23
    Capitalization                                                                 --             (166)          --            (166)
    Pension Plans                                                                   0               --         (155)           (154)

 Pension Plan Benefits Expenses                                                    (0)              --          (74)            (75)

 EARNED PREMIUMS                                                                  346               --            6             352
 RESULT OF CAPITALIZATION AND PENSION PLANS                                        (0)              50            3              53

 Retained Claims                                                                 (208)              --           (4)           (212)

 Selling Expenses                                                                 (68)             (10)          (2)            (79)

 Administrative Expenses                                                          (86)             (44)         (11)           (139)
    Administrative Expenses                                                       (38)             (40)          (9)            (86)
    Tax Expenses                                                                  (10)              (3)          (2)            (15)
    Personnel Expenses                                                            (38)              (0)          (0)            (39)

 Other Operating Income/(Expenses)                                                  8               (2)          (0)              5

 Financial Income                                                                  48               30           24             102

 OPERATING INCOME                                                                  40               24           16              80

 NON-OPERATING INCOME                                                               2                1            0               3

 INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION                                  42               26           16              84

 Income Tax/Social Contribution                                                   (14)              (9)          (5)            (28)
 Profit Sharing                                                                    (3)              --           --              (3)

 NET INCOME                                                                        25               17           10              52
------------------------------------------------------------------------------------------------------------------------------------

Insurance

Earned Premiums of insurance companies increased R$ 2 million compared to the prior quarter, due to the campaigns implemented in previous periods.

Claims and selling expenses decreased, while administrative expenses remained stable.

The Financial Result was affected by the mark-to-market adjustment of public bonds and the exchange variation in the period.

The Composition of Earned Premiums showed slight changes, with an increased share of the auto and property segments, and a decrease in the life insurance segment.

Composition of Earned Premiums - Itaú Seguros and subsidiaries

Claim Ratio

The Claims ratio improved, particularly due to the decrease in claims in the auto and life insurance segments, based on an improvement in the processes of acceptance of risks and settlement of claims.

Note: The insurance charts do not include health insurance companies (Itauseg Saúde and Gralha Azul Saúde).

Combined Ratio (1)

The combined ratio improved in the third quarter of 2002 due to the decrease in claims, and selling, and administrative expenses.

Number of Insurance Policies - Mass Products

The changes in the portfolio of mass-market products of insurance companies reflect the marketing strategy in the Auto segment, and the start of the sale of life insurance by Itauprev.

Pension Plans and Life Insurance

Life insurance - In the third quarter of 2002, Itaú Vida e Previdência started selling life insurance. The products Itauvida and Proteção Pessoal Itaú (PPI) were made available for premium and Personnalité customers, and Itauvida Grupo Capital Global was made available for corporate customers.

VGBL - In August, another product of the Flexprev VGBL family was launched, Flexprev Itaú VGBL + Pecúlio. The VGBL premium revenue totaled R$ 126 million in the quarter, a 38% growth compared to the previous quarter.

Pension plans - In September, a new product of the Flexprev PGBL family was launched, First Flexprev PGBL, which connects a PGBL to pension coverage for minors. In the quarter, PGBL generated premium revenue of R$ 77 million.

Capitalization

Capitalization revenues decreased in the third quarter of 2002, particularly due to the number of Super PIC bonds (single installment of R$ 1,000.00) sold in the prior quarter.

During the third quarter of 2002, over 300 thousand PICs (monthly installment bonds) were sold, including 216 thousand in September alone, when the PIC Primavera 2002 campaign was launched. Taking that into account, Itaucap registered a portfolio with over 1.7 million bonds.

The Selling and Administrative Expenses showed a decrease in the period.

Over the last 12 months, Itaú Capitalização has distributed over R$ 18 million of cash awards to 501 winning customers.

Investment Funds and Managed Portfolio

Income from the Management of Investment Funds totaled R$ 256 million in the third quarter of 2002, and the volume of assets managed by Itaú totaled R$ 54,893 million in September 2002. The market share of Itaú rose from 13.2% in June 2002 to 13.3% in September 2002, allowing the bank to maintain its position as one of the largest investment fund managers in the market.

Assets Under Management

Although during the quarter part of the volume of managed assets in investment funds was transferred to savings accounts and CDBs, a trend which began in May 2002, it is worth noting that the short-term fixed-income funds launched by Itaú in the early June 2002 reached, up to the end of September 2002, R$ 1 billion volume of assets under management.

On August 14, 2002, the Brazilian Securities Commission (CVM), through Instruction 375, amended the mark-to-market rules applicable to investment funds, which were in force since May 31. Flexibility in these rules was limited to securities which mature in no longer than one year and which will be held in the portfolio until maturity. Accordingly, the managers of investment funds were allowed to adopt an interest curve-based methodology to evaluate securities, provided that the financial capacity to hold these securities to maturity is duly evidenced. It is worth noting that Itaú did not made use of this prerogative and continued using the prior mark-to-market methodology for all investment fund securities.

Itaú actively participated in an auction held in August 2002 by the Brazilian Central Bank for the swap of Financial Treasury Bills (LFT) maturing in 2004 and 2006 for securities maturing in 2003, thus allowing greater stability in the variation in the value of investment fund quotas.

Market Share of Investment Funds

Investment Funds

Itaú Private Bank maintained its position as the leading company in the private bank market in Brazil, servicing 5,170 customers with a volume of R$ 7.3 billion of assets under management.

Client Segmentation

Itaú Corretora’s Home Broker - www.itautrade.com.br - maintained its third-place position among Brazilian home brokers in the third quarter of 2002, trading R$ 176 million and obtaining a 14% market share.

Having started operations in June 2002, Itaú Securities Inc., the subsidiary of Itaú Corretora in New York, has already opened accounts for important institutional investors abroad.

Assets and Liabilities by Business Segment At September 30, 2002

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
             ASSETS                                         BANKING    CREDIT CARDS       INSURANCE    ELIMINATIONS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                                 88,087           3,354           5,065            (927)         95,580

Cash and Cash Equivalents                                     2,778              26              25             (38)          2,791

Short-term Interbank Deposits                                10,565             296              --              --          10,861
  Money Market                                                4,581             296              --              (0)          4,877
  Interbank Deposits                                          5,984              --              --              --           5,984

Securities                                                   19,002              84           4,142               0          23,227

Interbank and Interbranch Accounts                           11,508              --              --              --          11,508

Loan Operations                                              26,112             861              (7)           (554)         26,763
   Loans                                                     28,783           1,444              --            (202)         30,025
  (Allowance for Loan Losses)                                (2,672)           (583)             (7)              0          (3,262)

Other Assets                                                 18,122           2,087             906            (687)         20,428
  Foreign Exchange Portfolio                                  7,730              --              --              --           7,730
  Others                                                     10,392           2,087             906            (687)         12,698

Permanent Assets                                              3,152              73             215              (6)          3,434
  Investments in                                                886              --              --              --             886
  Fixed Assets                                                2,024              57             212              (3)          2,289
  Deferred Expenses                                             242              17               3              (2)            259
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                 91,239           3,428           5,279            (932)         99,014
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                  LIABILITIES                                    BANKING   CREDIT CARDS      INSURANCE   ELIMINATIONS   CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                                 81,611          1,248            405          2,885         86,150

Deposits                                                          32,498             --             --             --         32,498
  Demand Deposits                                                  7,662             --             --             --          7,662
  Savings Accounts                                                17,433             --             --             --         17,433
  Interbank Deposits                                                 607             --             --             --            607
  Time Deposits                                                    6,796             --             --             --          6,796

Deposits Received under                                           11,985             --             --             --         11,985
Securities Repurchase Agreements

Funds from Acceptances and Issue of Securities                     4,287             --             --             --          4,287

Interbank and Interbranch Accounts                                 4,369             --             --             --          4,369

Borrowings                                                         7,238            119             --            (11)         7,346

On-Lending Borrowings from Public Institutions                     3,473             --             --             --          3,473

On-Lending Borrowings from Abroad                                     --             --             --             --             --

Other Liabilities                                                 17,760          1,130            405          2,897         22,192
  Foreign Exchange Portfolio                                       6,206             --             --             --          6,206
  Subordinated Debt                                                2,148             --             --             --          2,148
  Others                                                          10,603          3,049          1,043           (857)        13,837
  Segment Transfers                                               (1,197)        (1,920)          (637)         3,754              0

Technical Provisions of Insurance,                                    --             --          3,261             --          3,261
Pension Plans and Capitalization - unrestricted

Deferred Income                                                       66              1              0            (26)            41

Minority Interest in Subsidaries                                   1,002              0              0              0          1,002

Stockholder's Equity                                               8,560          2,178          1,614         (3,792)         8,560
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                 91,239          3,428          5,279           (932)        99,014
------------------------------------------------------------------------------------------------------------------------------------

Assets and Liabilities by Business Segment At June 30, 2002

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
              ASSETS                                        BANKING    CREDIT CARDS       INSURANCE    ELIMINATIONS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                                 76,675           2,597           4,662          (1,047)         82,888

Cash and Cash Equivalents                                     2,038              15              16             (22)          2,046

Short-term Interbank Deposits                                13,265             206              --              --          13,470
  Money Market                                                6,853             206              --              --           7,059
  Interbank Deposits                                          6,411              --              --              --           6,411

Securities                                                   15,871              79           3,867               1          19,818

Interbank and Interbranch Accounts                            7,138              --              --              --           7,138

Loan Operations                                              23,270             819              (7)           (181)         23,901
   Loans                                                     25,651           1,342              --            (181)         26,812
  (Allowance for Loan Losses)                                (2,381)           (523)             (7)             (0)         (2,911)

Other Assets                                                 15,094           1,479             787            (845)         16,515
  Foreign Exchange Portfolio                                  4,722              --              --              --           4,722
  Others                                                     10,372           1,479             787            (845)         11,792

Permanent Assets                                              3,219              73             209              (4)          3,497
  Investments in                                                944              --              --              --             944
  Fixed Assets                                                2,037              49             205              (4)          2,288
  Deferred Expenses                                             238              25               4              (0)            265
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                 79,895           2,670           4,871          (1,051)         86,385
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                  LIABILITIES                                   BANKING   CREDIT CARDS      INSURANCE   ELIMINATIONS   CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                                70,814            410            338          2,689         74,251

Deposits                                                         28,754             --             --             --         28,754
  Demand Deposits                                                 6,356             --             --             --          6,356
  Savings Accounts                                               16,019             --             --             --         16,019
  Interbank Deposits                                                649             --             --             --            649
  Time Deposits                                                   5,730             --             --             --          5,730

Deposits Received under                                          12,956             --             --           (206)        12,750
Securities Repurchase Agreements

Funds from Acceptances and Issue of Securities                    3,852             --             --             --          3,852

Interbank and Interbranch Accounts                                3,112             --             --             --          3,112

Borrowings                                                        5,987            588             --           (466)         6,109

On-Lending Borrowings from Public Institutions                    3,182             --             --             --          3,182

On-Lending Borrowings from Abroad                                    --             --             --             --             --

Other Liabilities                                                12,971           (178)           338          3,360         16,491
  Foreign Exchange Portfolio                                      3,370             --             --             --          3,370
  Subordinated Debt                                               1,887             --             --             --          1,887
  Others                                                          8,790          1,974          1,008           (538)        11,234
  Segment Transfers                                              (1,076)        (2,151)          (670)         3,898             (0)

Technical Provisions of Insurance,                                   --             --          2,951             --          2,951
Pension Plans and Capitalization - unrestricted

Deferred Income                                                      45            128              0            (26)           147

Minority Interest in Subsidaries                                    747             --              1             (1)           748

Stockholder's Equity                                              8,288          2,132          1,581         (3,713)         8,288
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                79,895          2,670          4,871         (1,051)        86,385
------------------------------------------------------------------------------------------------------------------------------------

Assets and Liabilities by Maturity Date Assets by Maturity Date at September 30, 2002

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                     Maturity                        Days                                Years
                                                ----------------------------------------------------------------------
                                                     0-30       31-90     91-180    181-365    1 - 3 years   > 3 years       Total
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                           2,791          --         --         --             --          --       2,791

Short-Term Interbank Deposits                       9,226         828        323        300            185          --      10,861
  Money Market                                      4,308         452        118         --             --          --       4,877
  Interbank Deposits                                2,489         297        161        266            185          --       3,398
  Investments in Foreign Currency                   2,429          79         45         33             --          --       2,585

Securities                                          2,053       4,621      2,549      1,522          4,671       7,813      23,228
  Public Securities                                   873       2,883        112        341          2,650       5,565      12,423
  Securities Trading                                  790       2,676         50        105            222         280       4,123
  Securities Available for Sale                        70         207         62        223          2,377       5,183       8,122
  Securities Held to Maturity                          13          --         --         13             51         102         178

  Private Securities                                2,281       1,437      1,998        469          1,762       2,236      10,182
  Securities Trading                                1,803       1,251      1,880        433            192         310       5,869
  Securities Available for Sale                       478         186        118         36          1,569       1,926       4,313

  Additional Provision                             (1,336)         --         --         --             --          --      (1,336)
  Securities Trading                                 (130)         --         --         --             --          --        (130)
  Securities Available for Sale                    (1,206)         --         --         --             --          --      (1,206)

  Derivative Financial Instruments                    235         301        438        712            260          12       1,958

Loans                                               7,442       5,619      3,645      6,004          6,825       4,265      33,799
  Loans                                             5,895       4,768      2,845      5,209          6,014       4,219      28,950
  Leases Income                                        79         133        173        277            400          14       1,075
  Advances on Exchange Contracts                      336         455        540        338              0          --       1,669
  Other Credits                                     1,131         264         88        180            411          32       2,105
------------------------------------------------------------------------------------------------------------------------------------
Total                                              21,512      11,067      6,516      7,826         11,681      12,077      70,679
------------------------------------------------------------------------------------------------------------------------------------
% Total                                              30.4%       15.7%       9.2%      11.1%          16.5%       17.1%      100.0%
------------------------------------------------------------------------------------------------------------------------------------
Liabilities by Maturity Date at September 30, 2002
                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                     Maturity                        Days                                Years
                                                ----------------------------------------------------------------------
                                                     0-30       31-90     91-180    181-365    1 - 3 years   > 3 years       Total
------------------------------------------------------------------------------------------------------------------------------------
Deposits                                           29,742       1,099        748        368            538           3      32,498
    Demand Deposits                                 7,662          --         --         --             --          --       7,662
    Savings Accounts                               17,412          21         --         --             --          --      17,433
    Interbank Deposits                                306         248         47          6              1          --         607
    Time Deposits                                   4,362         831        701        362            537           3       6,796
Deposits Received under Securities
  Repurchase Agreements                             5,756       1,162        636        767          2,754         910      11,985
    Own Portfolio                                   1,891       1,078        636        767          2,754         910       8,036
    Third Party Portfolio                           3,865          84         --         --             --          --       3,949
Funds from Acceptances and Issue
  of Securities                                       645         500        113        233          2,186         609       4,287
    Mortgage Notes                                     57         242          2          1             --          --         301
    Debentures                                         --          37         --         --              2          73         111
    Foreign Borrowings in Securities                  588         222        111        232          2,184         537       3,874
Borrowing                                           1,288       1,124        694      2,205          1,503         531       7,346
    Domestic - Public Institutions                      0           0          0          0              1           5           7
    Domestic - Other Institutions                      96         149         33        206            133          --         617
    Foreign Currency Trade Finance
      Borrowings                                    1,192         975        662      1,999          1,369         526       6,722
On-lending Borrowings from Public
  Institutions                                          2          10         34        160            468       2,800       3,473
    BNDES                                               0           2         25        117            228       1,964       2,336
    CEF                                                 0           0          0          0              1          33          35
    FINAME                                              1           8          8         42            158         803       1,020
    Other Institutions                                 --          --          0          0             82          --          82
Subordinated Debt                                      --          --         --         --             --       2,148       2,148
------------------------------------------------------------------------------------------------------------------------------------
Total                                              37,433       3,896      2,224      3,732          7,449       7,002      61,737
------------------------------------------------------------------------------------------------------------------------------------
% Total                                              60.6%        6.3%       3.6%       6.0%          12.1%       11.3%      100.0%
------------------------------------------------------------------------------------------------------------------------------------

Cash, Short-term Interbank Deposits and Securities

Total assets of Banco Itaú totaled R$ 99,014 million at September 30, 2002, which represents an increase of 14.6% compared to June 2002. The balances of cash, short-term interbank deposits and securities, not including Repurchase Commitments, totaled R$ 29,346 million, corresponding to 29.4% of total assets.

The total liquidity of Itaú increased 4.8% compared to the previous quarter. The increase in funding through deposits was offset by the measures published by the Brazilian Central Bank aiming to reduce the liquidity of financial institutions. The increase of reserve requirement ratios for demand and time deposits, savings accounts and the implementation of an additional ratio on all deposits contributed to maintaining Itaú’s liquidity levels steady.

The exclusion of repurchase commitments from the table below is intended to highlight the liquidity level of Banco Itaú. Accordingly, investments in the money market and public securities show positions net of borrowing via repurchase.

Liquidity (Not Including Repurchase Commitments)

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Variation     Variation
                                           Sep 30, 02        %  Jun 30, 02        %  Sep 30, 01        %  Sep02/Jun02   Sep02/Sep01
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                       2,791      9.5       2,046      7.3       1,797      8.3          745           994
Short-term Interbank Deposits                   6,912     23.6       9,044     32.3       6,507     30.1       (2,132)          404
Money Market                                      928      3.2       2,625      9.4         666      3.1       (1,697)          262
Interbank Deposits                              5,984     20.4       6,419     22.9       5,842     27.1         (435)          142
Securities                                     19,644     66.9      16,926     60.4      13,286     61.5        2,718         6,358
  Public Securities - Brazil                    9,147     31.2       8,408     30.0       5,501     25.5          739         3,646
Internal Debt Securities                        9,038     30.8       7,905     28.2       4,684     21.7        1,133         4,353
DCB'-Debt. Conv.Bond and
  other brazilian debts
  securities                                      109      0.4         503      1.8         817      3.8         (394)         (708)
  Public Securities - Others                      824      2.8         596      2.1         497      2.3          228           327
    Countries                                      51      0.2          27      0.1          26      0.1           24            25
  Bond's Argentina                                773      2.6         569      2.0         470      2.2          204           303
  Bond's Portugal

  Private Securities                            8,749     29.8       7,228     25.8       6,803     31.5        1,522         1,947
------------------------------------------------------------------------------------------------------------------------------------
Bank Certificates of Deposits                   3,829     13.0       3,491     12.5       3,391     15.7          337           437
Shares in Publicy Traded Companies                197      0.7          96      0.3         284      1.3          101           (87)
Debentures                                        751      2.6         428      1.5         397      1.8          323           353
Mortgages Letters                                 115      0.4         144      0.5         511      2.4          (29)         (396)
Option Premiums                                    --       --          --       --          --       --           --            --
Euro Bond's and Others                          2,476      8.4       2,056      7.3       1,879      8.7          420           597
Real State Receivables Certified                1,276      4.3         935      3.3          74      0.3          341         1,202
Foreign Mutual Funds of Investments               106      0.4          77      0.3         265      1.2           28          (159)
  Others                                          923      3.1         695      2.5         485      2.2          228           437
Subtotal                                       29,346    100.0      28,016    100.0      21,590    100.0        1,330         7,756
Provisions                                     (1,093)      --        (340)      --      (1,156)      --         (752)           63
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          28,254       --      27,676       --      20,435       --          578         7,819
------------------------------------------------------------------------------------------------------------------------------------

Reconciliation

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Sep 30, 02       Jun 30, 02       Sep 30, 01
------------------------------------------------------------------------------------------------------------------------------------
Securities + Interbank Deposits                                                            27,489           21,436           22,041
  (+) Interbank Deposits                                                                    5,984            6,419            5,842
  (+) Cash and Cash Equivalents                                                             2,791            2,046            1,797
  (+) Money Market                                                                          4,877            7,059            1,353
Total Liquidity                                                                            41,142           36,961           31,033
------------------------------------------------------------------------------------------------------------------------------------
  (-) Money Market - Repurchase Pending Settlement                                         (3,949)          (4,434)            (687)
  (-) Public Securities - Subject to Repurchase Commitments                                (3,780)          (2,953)          (7,847)
  (-) Retirement Funds - PGBL (defined contribution pension plan)                            (923)            (725)            (344)
  (-) Financial Instruments - sell                                                         (3,143)            (833)            (565)
------------------------------------------------------------------------------------------------------------------------------------
Total Liquidity (not including repurchase commitments)                                     29,346           28,016           21,590
------------------------------------------------------------------------------------------------------------------------------------
Liquidity (Not Including Repurchase Commitments)
                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                               Sep 30, 02                       Jun 30, 02                       Sep 30, 01
                                     -----------------------------------------------------------------------------------------------
                                      Brazil     Abroad      Total     Brazil     Abroad      Total     Brazil     Abroad      Total
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents              2,585        206      2,791      1,681        365      2,046      1,554        243      1,797
Short-term
  Interbank Deposits                   1,241      5,671      6,912      5,176      3,868      9,044      2,778      3,729      6,507
  Money Market                           289        639        928      2,014        611      2,625        585         81        666
  Interbank Deposits                     952      5,032      5,984      3,162      3,257      6,419      2,193      3,648      5,842
Securities                            13,908      5,734     19,643     11,825      5,101     16,926      8,703      4,583     13,286
------------------------------------------------------------------------------------------------------------------------------------
Total                                 17,734     11,612     29,346     18,682      9,334     28,016     13,036      8,555     21,590
------------------------------------------------------------------------------------------------------------------------------------
Total (US$ Million)                               2,981                            3,282                            3,202
------------------------------------------------------------------------------------------------------------------------------------

Securities and Derivative Financial Instruments See below the composition by type of security in the security and derivative financial instrument portfolios.

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Constituted
                                                                                                          Constituted   Provision to
                                                                                                          Provision to  Market Value
          September/2002                                          Cost               Market Value         Market Value    in Equity
------------------------------------------------------------------------------------------------------------------------------------
Securities Trading                                              10,184          9,992            40.7%         (192)
  Public Securities - Brazil                                     4,140          4,001            16.3%         (139)
  Public Securities - Other Countries                              121            121             0.5%            1
  Private Securities                                             5,000          4,946            20.1%          (54)
  Retirement funds - client risk                                   923            923             3.8%           --

Securities Available for Sale                                   13,876         12,435            50.6%           --        (1,441)
  Public Securities - Brazil                                     8,410          7,204            29.3%           --        (1,206)
  Public Securities - Other Countries                              861            918             3.7%           --            57
  Private Securities                                             4,605          4,313            17.6%           --          (292)

Securities Held to Maturity                                        178            178             0.7%           --
  Public Securities - Brazil                                       178            178             0.7%           --
  Public Securities - Other Countries                               --             --             0.0%           --
  Private Securities                                                --             --             0.0%           --

Derivative Financial Instruments                                 3,251          1,958             8.0%       (1,293)
  Option Premiums                                                  133            265             1.1%          132
  Forward  Public Securities                                       768            768             3.1%           --
  Forward Market                                                   142            139             0.6%           (3)
  Swap - Adjustment receivable                                   2,208            786             3.2%       (1,422)

  Public Securities - Brazil                                    12,728         11,384            46.3%         (139)       (1,206)
  Public Securities - Other Countries                              982          1,039             4.2%            1            57
  Private Securities                                             9,604          9,259            37.7%          (54)         (292)
  Retirement funds - client risk                                   923            923             3.8%           --
  Derivative Financial Instruments                               3,251          1,958             8.0%       (1,293)
Total                                                           27,489         24,563           100.0%       (1,485)       (1,441)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                |              |
Minimum Allowance Required                                                                                      |-- (2,926)  --|

Additional Allowance Reclassification                                                                                1,000

Additional Allowance                                                                                                (2,336)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Constituted
                                                                                                          Constituted   Provision to
                                                                                                          Provision to  Market Value
               June/2002                                          Cost               Market Value         Market Value    in Equity
------------------------------------------------------------------------------------------------------------------------------------
Securities Trading                                               9,378          9,233            45.2%         (145)
  Public Securities - Brazil                                     4,522          4,404            21.6%         (119)
  Public Securities - Other Countries                               21             21             0.1%            0
  Private Securities                                             4,110          4,084            20.0%          (26)
  Retirement funds - client risk                                   725            725             3.5%           --

Securities Available for Sale                                   11,131         10,522            51.5%           --            (609)
  Public Securities - Brazil                                     6,701          6,172            30.2%           --            (529)
  Public Securities - Other Countries                              671            693             3.4%           --              23
  Private Securities                                             3,759          3,656            17.9%           --            (103)

Securities Held to Maturity                                        131            131             0.6%           --
  Public Securities - Brazil                                       131            131             0.6%           --
  Public Securities - Other Countries                               --             --             0.0%           --
  Private Securities                                                --             --             0.0%           --

Derivative Financial Instruments                                   849            529             2.6%         (320)
  Option Premiums                                                   82            105             0.5%           23
  Forward  Public Securities                                        --             --             0.0%           --
  Forward Market                                                    54             55             0.3%            1
  Swap - Adjustment receivable                                     713            368             1.8%         (345)

  Public Securities - Brazil                                    11,354         10,707            52.4%         (119)           (529)
  Public Securities - Other Countries                              691            714             3.5%            0              23
  Private Securities                                             7,869          7,740            37.9%          (26)           (103)
  Retirement funds - client risk                                   725            725             3.5%           --
  Derivative Financial Instruments                                 849            529             2.6%         (320)
Total                                                           21,489         20,415           100.0%         (465)           (609)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                |                |
Minimum Allowance Required                                                                                      |--   (1,074)  --|

Additional Allowance Reclassification                                                                                    550

Additional Allowance                                                                                                 (1,147)
------------------------------------------------------------------------------------------------------------------------------------

Credit Operations

The loan portfolio of Banco Itaú, including endorsements and sureties, grew 13.9% in the third quarter of 2002 compared to the previous quarter, totaling R$ 39,687 million. This increase is basically due to the exchange variation of 36.9% in the period. The loans exposed to foreign currency correspond to approximately 31.5% of the total portfolio and, on the other hand, the facilities destined for Foreign Trade represent approximately 64.8% of the foreign currency transactions.

The portfolio of large business loans grew 24.8% in the third quarter of 2002, out of which 47.6% correspond to foreign currency transactions. The portfolio for large businesses still maintains a strong rating, with 94.7% rated between “AA” and “C”, compared to 97.2% in June 2002.

During the third quarter, the Bank maintained the diligence and frequency of the reviews of customer ratings, paying special attention to those with the greatest exposure to the exchange variation and a high bank indebtedness.

Credit Operations

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Variation
                                   Sep 30, 02    Jun 30, 02    Sep 30, 01             Sep.02-Jun.02                Sep.02-Sep.01
------------------------------------------------------------------------------------------------------------------------------------
Loans                                  28,950        25,579        24,475         3,371           13.2%       4,475           18.3%
Leasing                                 1,075         1,233         1,352          (158)         -12.8%        (276)         -20.4%
Other receivables                       2,105         2,088         1,860            17            0.8%         245           13.2%
ACC/AEC                                 1,669         1,258         1,382           411           32.7%         287           20.7%
Subtotal                               33,799        30,158        29,069         3,641           12.1%       4,730           16.3%
Guarantees                              5,888         4,681         4,416         1,207           25.8%       1,471           33.3%
------------------------------------------------------------------------------------------------------------------------------------
Total                                  39,687        34,839        33,485         4,848           13.9%       6,201           18.5%
------------------------------------------------------------------------------------------------------------------------------------
(*) At September 30, 2002.
(**) In constant currency of December 31, 1995 up to this date; nominal values thereafter.
(1) Credit operations: Loans, Leases, Others Receivables and Advances on ExchangeContracts (AEC).
(2) Guarantees: Endorsements, Sureties and Others guarantees.

The small business segment grew 5.1% compared to June 2002. The Bank continued to emphasize the granting of credit using pre-approved limits and the quality of liquidity guarantees for businesses rated “AA”, which made it possible for 85.3% of the balance of loans to receive a risk rating between “AA” and “C”, compared with 84.6% in June 2002.

The loans to individuals decreased 0.7% in the third quarter. The credit card portfolio rose 3.1% in the period.

Credit Portfolio Development Consolidated by Client Type (*)

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Variation           Variation
                                        --------------------------------------------------------------------------------------------
                                            Sep 30, 02        Jun 30, 02         Sep 30, 01      Sep.02 - Jun.02     Sep.02 - Sep.01
                                        --------------------------------------------------------------------------------------------
                                         Balance      %    Balance      %    Balance      %     Balance       %     Balance      %
------------------------------------------------------------------------------------------------------------------------------------
Corporate                                 23,921    60.3%   19,172    55.0%   18,256    54.5%    4,749      24.8%    5,665     31.0%
Small and Medium-Sized Companies           3,573     9.0%    3,400     9.8%    3,467    10.4%      174       5.1%      107      3.1%
Individuals                                6,875    17.3%    6,924    19.9%    6,460    19.3%      (49)     -0.7%      414      6.4%
Credit Card                                2,844     7.2%    2,758     7.9%    2,366     7.1%       86       3.1%      477     20.2%
Subtotal                                  37,213    93.8%   32,253    92.6%   30,550    91.2%    4,960      15.4%    6,663     21.8%
Real State Financing      Ind              2,315     5.8%    2,411     6.9%    2,718     8.1%      (95)     -3.9%     (402)   -14.8%
                          Bus                158     0.4%      175     0.5%      218     0.7%      (16)     -9.4%      (60)   -27.4%
Subtotal                                   2,474     6.2%    2,585     7.4%    2,936     8.8%     (112)     -4.3%     (462)   -15.7%
Total                                     39,687   100.0%   34,839   100.0%   33,485   100.0%    4,848      13.9%    6,201     18.5%
------------------------------------------------------------------------------------------------------------------------------------
(*) Endorsements and sureties included.

Credit Portfolio by Currency(*)
                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                         Sep 30, 02        Jun 30, 02        Sep 30, 01           Variation (%)
                                                      ------------------------------------------------------------------------------
                                                      Balance     %     Balance     %     Balance      %    Sep02/Jun02  Sep02/Sep01
------------------------------------------------------------------------------------------------------------------------------------
Indexed in Foreign Currency                            4,302    10.8%    3,883    11.1%    4,326     12.9%      10.8%       -0.5%
In Foreign Currency                                    8,219    20.7%    5,821    16.7%    4,978     14.9%      41.2%       65.1%
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                                              12,521    31.5%    9,704    27.9%    9,304     27.8%      29.0%       34.6%
------------------------------------------------------------------------------------------------------------------------------------
In Local Currency                                     27,166    68.5%   25,135    72.1%   24,182     72.2%       8.1%       12.3%
------------------------------------------------------------------------------------------------------------------------------------
Total                                                 39,687   100.0%   34,839   100.0%   33,485    100.0%      13.9%       18.5%
------------------------------------------------------------------------------------------------------------------------------------
(*) Endorsements and sureties included.

Credit Portfolio by Currency and Risk Level (*)

The loans denominated or indexed to foreign currency represented 31.5% of the total consolidated portfolio at September 30, 2002. However, excluding loans originated outside Brazil (which have no related foreign exchange risk), foreign currency loans represent 23.4% of the total portfolio.

Of this total, 70.6% of the transactions are related to foreign trade and have an extremely low default level, with 98.9% of the transactions rated between “AA” and “C”. The other foreign currency transactions have high ratings, and 90.7% are rated between “AA” and “C”.

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Itau         Itau            Other
September/2002                                   Risk Level    Consolidated          %         Europa      Argentina       Companies
------------------------------------------------------------------------------------------------------------------------------------
Foreign Trade                                                         8,644        100.0        2,188          59            6,397
                                                     AA               3,394         39.3        1,064          14            2,317
                                                     A                2,786         32.2          812           4            1,971
                                                     B                1,638         18.9          218           6            1,414
                                                     C                  734          8.5           95          16              624
                                                     D                   22          0.2           --          --               22
                                                     E                   49          0.6           --          --               49
                                                     F                   19          0.2           --          19                0
                                                     G                    0          0.0           --          --                0
                                                     H                    1          0.0           --          --                1
------------------------------------------------------------------------------------------------------------------------------------
Other Operations in Foreign Currency                                  3,877        100.0          718         366            2,793
                                                     AA               1,981         51.1          209          66            1,707
                                                     A                  839         21.6          327          49              463
                                                     B                  271          7.0           85          63              123
                                                     C                  373          9.6           98           7              269
                                                     D                  143          3.7           --         116               28
                                                     E                   74          1.9           --           2               72
                                                     F                   30          0.8           --          30                0
                                                     G                    2          0.1           --           2                0
                                                     H                  164          4.2           --          32              132
------------------------------------------------------------------------------------------------------------------------------------
Total - Operations in Foreign Currency                               12,521                     2,906         424            9,191
------------------------------------------------------------------------------------------------------------------------------------
In Local Currency                                                    27,166        100.0           --          --           27,166
                                                     AA               5,960         21.9           --          --            5,960
                                                     A                6,184         22.8           --          --            6,184
                                                     B                8,196         30.2           --          --            8,196
                                                     C                2,204          8.1           --          --            2,204
                                                     D                1,727          6.4           --          --            1,727
                                                     E                  897          3.3           --          --              897
                                                     F                  527          1.9           --          --              527
                                                     G                  277          1.0           --          --              277
                                                     H                1,193          4.4           --          --            1,193
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                39,687                     2,906         424           36,356
------------------------------------------------------------------------------------------------------------------------------------
(*)Endorsements and sureties included.

Credit Portfolio by Business Sector

In September 2002, 96.1% of the total loan portfolio consisted of private sector borrowers, while 3.9% consisted of public sector borrowers. The loans to individuals, excluding real estate financing, had a lower relative share in the period.

The Chemical and Petrochemical sectors showed a 29.8% growth in the quarter, increasing their participation to 6% of the total portfolio, compared to 5.2% registered in June 2002.

Approximately 46% of the portfolio balance is in foreign currency, out of which 98.7% is rated between “AA” and “C”.

The credit volume in the sector of Food and Beverages grew 34.9% in the period, increasing its relative participation to 5.1% of the total portfolio, compared to 4.3% in June 2002. Around 53% of the credit is in domestic currency and 98.7% of that is rated between “AA” and “C”.

Comparation of the Portfolio by Business Sector(*)

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                     Sep 30, 02                                  Jun 30, 02          Sep 30, 01
                               -----------------------------------------------------------------------------------------------------
                                Loans    ACC/ACE  Leases  Endorsements  Consolidated     %   Consolidated    %    Consolidated    %
------------------------------------------------------------------------------------------------------------------------------------
Public Sector
  Chemicals and Petrochemicals    542        0        0         146           688       1.7       500       1.4        534       1.6
  Others                          848        0        0           5           853       2.1       775       2.2        539       1.6
------------------------------------------------------------------------------------------------------------------------------------
Total of Public Sector          1,390        0        0         151         1,541       3.9     1,275       3.7      1,074       3.2
------------------------------------------------------------------------------------------------------------------------------------
Private Sector
  Industry
    Food and Beverage           1,445      346        5         227         2,022       5.1     1,496       4.3      1,771       5.3
    Siderurgy, Metalurgy
      and Mechanics             1,158      384        8         696         2,245       5.7     1,841       5.3      1,649       4.9
    Chemicals and
      Petrochemicals            1,838       95       14         411         2,358       5.9     1,816       5.2      1,504       4.5
    Electronic                    495       44        4         155           698       1.8       723       2.1        866       2.6
    Pulping and Paper           1,036       55       11         124         1,225       3.1       919       2.6        665       2.0
    Light and Heavy Vehicles      699        3        1         379         1,083       2.7       702       2.0        663       2.0
    Textile and Clothing          267       70        3          53           393       1.0       303       0.9        422       1.3
    Mechanics                     189       32        4         189           414       1.0       407       1.2        269       0.8
    Tobacco                       361       84        0          11           455       1.1       284       0.8        258       0.8
    Fertilizer, Insecticide
      and Defensive               487       31        0           8           526       1.3       478       1.4        368       1.1
    Autoparts and Accessories     165      110        4          23           301       0.8       189       0.5        199       0.6
    Construction Material         521       13        1          54           589       1.5       607       1.7        304       0.9
    Pharmacetical                  76        5        1          58           140       0.4       134       0.4        193       0.6
    Wood and Furnitures           119       31        2          12           164       0.4       163       0.5        126       0.4
    Tractors and Agricultural
      Machinery                    34        3        0          41            78       0.2        80       0.2        108       0.3
    Others                        284       18        7         148           457       1.2       401       1.2        356       1.1
    Subtotal                    9,176    1,322       64       2,586        13,149      33.1    10,544      30.3      9,722      29.0
  Commerce
    Retail                      1,228      172       24          84         1,507       3.8     1,548       4.4      1,435       4.3
    Wholesale                     270        1        5          96           373       0.9       310       0.9        228       0.7
    Others                        119       45        1          80           244       0.6        76       0.2         49       0.1
    Subtotal                    1,617      217       30         260         2,125       5.4     1,934       5.6      1,712       5.1
  Services
    Telecommunications          2,559        0       20         716         3,295       8.3     2,843       8.2      3,171       9.5
    Power Generation and
      Distribution              1,412        0       15         419         1,846       4.7     1,538       4.4      1,454       4.3
    Finance                       830        0       23         793         1,646       4.1     1,108       3.2      1,120       3.3
    Services Provider             539        3       42          65           649       1.6       633       1.8        664       2.0
    Construction and Real
      State Companies             291        0        7         112           411       1.0       396       1.1        431       1.3
    Real State Financing
      (Companie)                  158        0        0           0           158       0.4       175       0.5        218       0.7
    Public Service Providers      176        0        1         255           432       1.3       379       1.3        433       1.3
    Transports                    205        0        8          69           282       0.7       232       0.7        246       0.7
    Comunication                    5        0        0           0             6       0.0         7       0.0          4       0.0
    Others                        428       39        9          52           528       1.3       366       1.1        311       0.9
    Subtotal                    6,603       42      125       2,482         9,252      23.3     7,677      22.0      8,052      24.0
  Primary Sector
    Mining                        113       35        2         384           534       1.3       500       1.4        611       1.8
    Agriculture                   841       50        1          20           913       2.3       677       1.9        641       1.9
    Others                          1        2        0           0             3       0.0         2       0.0          1       0.0
    Subtotal                      955       87        3         404         1,450       3.7     1,179       3.4      1,252       3.7
  Others Businesses               126        0        9           1           136       0.3       138       0.4        129       0.4
  Others Individuals
    Credit Cards                2,844        0        0           0         2,844       7.2     2,758       7.9      2,366       7.1
    Real State Financing        2,315        0        0           0         2,315       5.8     2,411       6.9      2,718       8.1
    CDC/Vehicles/ Current
      Account                   6,029        0      843           3         6,875      17.3     6,924      19.9      6,460      19.3
    Subtotal                   11,188        0      843           3        12,034      30.3    12,092      34.7     11,544      34.5
------------------------------------------------------------------------------------------------------------------------------------
Total of Private Sector        29,665    1,669    1,075       5,737        38,146      96.1    33,564      96.3     32,412      96.8
------------------------------------------------------------------------------------------------------------------------------------
General Total                  31,055    1,669    1,075       5,888        39,687     100.0    34,839     100.0     33,485     100.0
------------------------------------------------------------------------------------------------------------------------------------
(*) Endorsements and sureties included.

The portfolio of the Telecommunications sector grew 15.9% in the period. Around 55.9% of the portfolio balance is in domestic currency. Due to the current unfavorable situation the sector is facing, the Bank made preventive risk rating reviews resulting in the downgrade of some customers. Accordingly, at September 30, 2002, 91.7% of the loans were rated between “AA” and “C”, compared to 92.9% In June 2002. The sector reached a participation of 8.3% in the portfolio.

The volume of loans in the Steel and Metallurgy sector grew 22% compared to June 2002, leading to a participation of 5.7% in the portfolio. Around 65.6% of the portfolio balance is in foreign currency, out of which 99.7% of the loans are between the risk ratings “AA” and “C”.

Deposits and Borrowings

Banco Itaú uses the wide network of branches and a large customer base to raise resources through demand deposits, savings accounts and time deposits. At September 30, 2002, the total deposit balance reached R$ 32,498 million, corresponding to a 13.0% increase compared to the previous quarter. The savings accounts deposits grew by R$ 1,414 million, which corresponds to an increase of 8.8% in the quarter, standing out among the other categories. The current increase in the deposit balance is attributable to the migration of resources from investment funds to other kinds of financial products. If we consider the balance of deposits together with the balance of investment funds and portfolios managed, we find a 2.8% growth in the quarter, which demonstrates the Bank’s significant capacity to raise resources.

The exchange variation caused an impact in the equity balance of the Foreign Borrowing Liabilities, which rose 20.2%, and in the liabilities involving foreign securities, which rose 22.7% in the period. However, the most significant impact took place in the account Other Liabilities - Exchange Portfolio, showing a variation of 84.2% of the balance in the quarter, totaling R$ 6,206 million at the end of the period. The devaluation of the Real led to conditions favorable for executing exchange contracts for exports and financial contracts. In addition, the Bank has increasingly utilized exchange contracts relating to arbitrage, which contributed to the increase in this balance.

At September 30, 2002 the balance of the subordinated debt totaled R$ 2,148 million, growing 13.9% in the period, mainly due to the exchange variation.

The strategic risk management of Banco Itaú, given the increased volatility of the markets, led to a higher balance of adjustments/premiums in the balance sheet accounts. Accordingly, the liability balance of the derivative financial instruments totaled R$ 2,263 million at the end of the third quarter, increasing 245.8% compared to the prior quarter.

Stockholders’ Equity

The stockholders’ equity of Banco Itaú totaled R$ 8,560 million at September 30, 2002, increasing by 3.3% compared to the previous quarter.

The amount of capital rated as Tier I corresponds to 82.8% of the referential equity, and the Tier II capital represents 17.2%. The solvency ratio (BIS Ratio), calculated based on the financial and economic consolidated balance sheet, was 16.9% at September 30, 2002. The same index calculated based on the operating consolidated balance sheet was 19.4%, while the minimum set by the Brazilian Central Bank is 11%.

The fixed asset ratio calculated for the consolidated group was 31.8%, showing high liquidity and low levels of fixed assets of the non-financial subsidiary companies. The same ratio calculated based on the operating result for the consolidated group was 53.7%.

The working capital amounted to R$ 6,128 million, rising 10.7% compared to June 2002.

Statement of Changes in Stockholders’ Equity

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 2002                                                                                                    8,288
------------------------------------------------------------------------------------------------------------------------------------
  Capital increase                                                                                                               0
  Ajustment mark-to-market of equity securities                                                                               (272)
  Aquisition of treasury shares                                                                                                (13)
  Authorization of share options                                                                                                 0
  Net income for the third quarter                                                                                             639
  Interest on own capital                                                                                                      (83)
------------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2002                                                                                               8,560
------------------------------------------------------------------------------------------------------------------------------------
BIS Ratio Evolution
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      Sep 30, 02  Jun 30, 02   Mar 31, 02   Dec 31, 01   Sep 30, 01
------------------------------------------------------------------------------------------------------------------------------------
EFFECTS IN THE PERIOD
  Calculation of Interest Rate Risk                                         0.0%       -0.1%         0.1%         0.0%
  Quarter Net Income                                                        1.3%        1.2%         0.8%         1.0%
  Interests on Capital Amounting                                           -0.1%       -0.1%        -0.2%        -0.3%
  Variation in Exchange Exposure                                            2.9%       -0.5%        -2.3%         1.6%
  Other increase (reductions) in the Reference Equity                       0.0%        0.0%         0.0%         0.1%
  Increase/Reduction in risk Weighted Asset                                -2.4%       -1.2%         0.2%         0.3%
  Shares on Treasury                                                        0.0%       -0.1%        -0.3%        -0.4%
  Subordinated Debt                                                         0.4%        0.9%         0.0%         0.9%
  FX Exposure - Res. 2.891                                                 -0.5%         --           --           --
  Reduction of Interest Rate Risk - Note 3.046                               --          --           --          0.3%
------------------------------------------------------------------------------------------------------------------------------------
BIS RATIO                                                                  16.9%       15.3%        15.2%        16.9%        13.4%
------------------------------------------------------------------------------------------------------------------------------------

Allocation of Capital

The Brazilian Central Bank, through Resolution 2606/99, regulated the allocation of capital to cover risks arising from dollar fluctuations. Given the recent significant depreciation of the Real, the Central Bank, through Circular Letter 3155/02, decided to change the potential loss factor (“factor F”) applicable to the transactions related to the exchange and to gold, from 50% to 75%.

Later on, Circular Letter 3156 of October 11, 2002 increased this factor to 100%. Such measure increased the allocation of capital necessary to cover risks related to the exchange rate variation.

The new rule significantly penalizes banks with foreign structural investments, which would have a negative impact from exchange variations only in the case of improvement in the domestic economic foundations and the consequent appreciation of the Real. Despite that, even upon an appreciation of the Real, the negative impact on the amount of these investments would be well below the 100% loss set by Circular Letter 3156.

Despite the new rules, Banco Itaú’s situation is favorable, with its Basel index standing at 16.9%. If Circular Letter 3156 had a retroactive effect to September, the index would be 15.9%, still well above the minimum required of 11%.

Effect of Circular 3156 over the position of balance september 30, 2002

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Sep 30, 02     Impact Circ. 3156         Oscillation
------------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Exposure                                                           1,437                 1,437                  --
Capital Allocation                                                                    718                 1,437                 718
BIS Ratio - Economic-financial consolidated                                          16.9%                 15.9%               -1.0%
------------------------------------------------------------------------------------------------------------------------------------
Calculation of the BIS Solvency Ratio

At September 30, 2002                                                                                                     R$ Million
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity Banco Itau                                                                                              9,443
------------------------------------------------------------------------------------------------------------------------------------
Minority stockholders not excluded from consolidated                                                                           972
Unrealized profit from transactions with subsidiary companies                                                                  (31)
Subordinate Debt                                                                                                             2,148

Referential Equity                                                                                                          12,532

Swap Operations risk                                                                                                           (82)
Foreign Exchange risk                                                                                                         (718)
Interest rate risk                                                                                                            (132)
Others                                                                                                                        (187)
------------------------------------------------------------------------------------------------------------------------------------
Adjusted referential equity                                                                                                 11,413
------------------------------------------------------------------------------------------------------------------------------------

We present below a summary of the solvency ratio, based on the economic and financial consolidated balance sheet

                                                                                                        R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Sep 30, 02
------------------------------------------------------------------------------------------------------------------------------------
(A)                 On-Balance Sheet Assets                                                               61,547
(B)                 Off-Balance Sheet Exposures                                                            5,889
(C) = (A) + (B)     Total Risk Weighted Assets                                                            67,436
(D)                 Adjusted Reference Capital                                                            11,413
(E) = (D)/(C)       Risk Based Ratio                                                                        16.9
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Sep 30, 02
------------------------------------------------------------------------------------------------------------------------------------
(A) ASSETS                                                                                                Assets       Risk-Weighted
                 0%
                    Cash                                                                                   1,796              --
                    Credits and Securities Issued or Guaranteed by Brazilian Central Government           15,134              --
                    Central Bank Deposits                                                                  7,944              --
                    Credit with Banking Subsidiaries and Others                                            4,993              --
                20%
                    Deposits in Foreign Currency                                                             885             177
                    Checks in Clearing                                                                     3,486             697
                    Deposits with Other Banks and Others                                                   3,143             629
                    Others                                                                                   719             144
                50%
                    Deposits and funds applied in Interbank Deposits                                       8,776           4,388
                    Credits and Other Claims Guaranteed by Other Banks                                     2,828           1,414
                    Foreign Trading and Exchange Portfolio                                                 2,689           1,345
                    Real State Financings                                                                  2,433           1,217
                    Real State Securities                                                                  1,392             696
                    Others                                                                                   347             173
               100%
                    Credits and Other Claims on the Private Sector                                        28,169          28,169
                    Premises and Equipment                                                                 2,444           2,444
                    Investments                                                                              886             886
                    Private Sector Securities                                                              5,417           5,417
                    Credits and Securities Issued by Brazilian States and Municipals                         157             157
                    Others                                                                                 2,618           2,618

               300% Tax Credits                                                                            3,659          10,978
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                     99,914          61,547
------------------------------------------------------------------------------------------------------------------------------------
(B) OFF-BALANCE SHEET EXPOSURES                                                                           Exposure     Risk-Weighted

                50%
                    Standby letters of credit                                                                 16               8
                    Responsibility for guarantees and coobligation (for other banks)                         711             355
               100%
                    Import trading                                                                            22              22
                    Responsibility for guarantees (for customers)                                          5,395           5,395
                    Positive market value - SWAP                                                             109             109
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                      6,252           5,889
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(C) TOTAL RISK WEIGHTED ASSETS                                                                                            67,436
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet by Currency(*)

The Balance Sheet by currency shows the balances for the domestic and foreign currencies. At September 30, 2002, Banco Itaú presented a net exchange position (including investments overseas) totaling US$ 215 million, which corresponds to a decrease of 84.7% compared to the US$ 1,401 million registered in June 2002. In the third quarter, Banco Itaú increased hedges on foreign capital through the use of derivative financial instruments, both futures and options.

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                    Sep 30, 02                                           Jun 30, 02
------------------------------------------------------------------------------------------------------------------------------------
                                                                              BUSINESS IN BRAZIL
                                                                     -----------------------------------
                                                                                     LOCAL       FOREIGN      BUSINESS
          ASSETS                                  CONSOLIDATED         TOTAL      CURRENCY      CURRENCY        ABROAD  CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                2,791         2,599         1,738           861           207         2,046

Short-term Interbank Deposits                           10,861         5,190         5,115            75         5,723        13,471
  Money Market                                           4,877         4,238         4,238             0           639         7,059
  Interbank Deposits                                     5,984           952           877            75         5,084         6,411

Securities                                              23,227        17,491        14,719         2,773         7,376        19,818

Interbank and Interbranch Accounts                      11,508        11,480        11,473             7            29         7,138

Loan and Leasing Operations                             27,007        19,979        16,574         3,405        11,547        24,029

Other Assets                                            20,185        19,503        13,572         5,931         1,964        16,387
  Foreign Exchange Portfolio                             7,730         7,735         1,928         5,806            15         4,722
  Others                                                12,455        11,768        11,643           125         1,949        11,664

Permanent Assets                                         3,434         9,765         2,629         7,135           808         3,497
  Investments in                                           886         7,323           188         7,135           662           944
  Fixed Assets                                           2,289         2,210         2,210             0            79         2,288
  Deferred Expenses                                        259           232           232             0            67           265
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            99,014        86,006        65,819        20,186        27,653        86,385
------------------------------------------------------------------------------------------------------------------------------------
DERIVATIVES - CALL POSITION
  Futures                                                                                          3,255
  Options                                                                                            316
  Swaps                                                                                            6,465
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS AFTER ADJUSTMENTS (a)                                                                30,222
------------------------------------------------------------------------------------------------------------------------------------

                                                                           Sep 30, 02                                    Jun 30, 02
------------------------------------------------------------------------------------------------------------------------------------
                                                                              BUSINESS IN BRAZIL
                                                                     -----------------------------------
                                                                                     LOCAL       FOREIGN      BUSINESS
       LIABILITIES                                CONSOLIDATED         TOTAL      CURRENCY      CURRENCY        ABROAD  CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
Deposits                                                32,498        26,065        26,064             1         6,453        28,754
  Demand Deposits                                        7,662         7,091         7,090             1           581         6,356
  Savings Accounts                                      17,433        17,353        17,353             0            80        16,019
  Interbank Deposits                                       607            29            29             0           578           649
  Time Deposits                                          6,796         1,592         1,592             0         5,214         5,730

Deposits Received under
  Securities Repo Agreements                            11,985        10,863        10,863             0         1,123        12,750

Funds from Acceptances and
  Issue of Securities                                    4,287         3,024           413         2,612         2,418         3,852

Interbank and Interbranch Accounts                       4,369         4,369         3,943           426             0         3,112

Borrowings                                               7,346         4,285           114         4,171         6,098         6,109

On-lending Borrowings                                    3,473         3,473         2,563           911             0         3,182

Derivative Financial Instruments                         2,263         2,123         2,123             0           139           654

Other Liabilities                                       19,929        19,118        13,082         6,036         4,107        15,837
  Foreign Exchange Portfolio                             6,206         6,210         3,324         2,887            15         3,370
  Others                                                13,723        12,907         9,758         3,149         4,092        12,467

Technical Provisions of
  Insurance, Pension Plans and
  Capitalization - unrestricted                          3,261         3,261         3,261             0             0         2,951

Deferred Income                                             41            19            19             0            22           147

Minority Interest in
  Subsidaries                                            1,002           845           845             0           157           748

Stockholder's Equity                                     8,560         8,560         8,560             0         7,135         8,288
  Capital and Reserves                                   6,873         6,873         6,873             0         6,991         7,240
  Net Income                                             1,687         1,687         1,687             0           144         1,048
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                       99,014        86,006        71,850        14,156        27,653        86,385
------------------------------------------------------------------------------------------------------------------------------------
DERIVATIVES - PUT POSITIONS
  Futures (Include Funds under Management)                                                         7,551
  Options                                                                                            452
  Swap (Include Funds under Management)                                                            7,224

TOTAL LIABILITIES AFTER ADJUSTMENT (b)                                                            29,383
------------------------------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE POSITION (a - b) R$                                                                 839

FOREIGN EXCHANGE POSITION (a - b) US$                 (parity US$ = R$ 3,8949)                       215
------------------------------------------------------------------------------------------------------------------------------------
(*) It does not exclude transactions between local and foreign business.

Activities Abroad
Among Brazilian-owned business groups, the Itaú conglomerate is positioned as one of those with the broadest international presence, whether measured in terms of distribution of service locations or capitalization of its international units. This is evidenced by the soundness of our branches in New York and Cayman Islands, Banco Itaú Buen Ayre, our representative offices in Frankfurt and Miami, our Itaubank subsidiary, as well as by Banco Itaú Europa and Banco Itaú Europa Luxembourg (these last two are controlled   by   Itaúsa).    As  of   September   30,   2002,   consolidated   investments   overseas   totaled
US$ 1,832 million (including non-financial businesses).

Banco Itaú Europa, which has been rated “European investment grade” since 2000, has concentrated its efforts on contributing to the growing commercial and investment flows between European countries and Brazil, as well as the structuring of financing to support the international businesses of Brazilian companies. Itaú Europa continued its steady growth, reporting consolidated assets of Euro 1,947 million (See Note 19b to the financial statements) and significant participation in European capital market securities issues.

                                                                                                                         US$ Million
------------------------------------------------------------------------------------------------------------------------------------
Banking Activities                                          Sep 30,02           Jun 30,02          Sep 30,01            Jun 30,01
                                                          Stockholders'       Stockholders'      Stockholders'        Stockholders'
                                                        Assets    Equity     Assets  Equity     Assets   Equity      Assets   Equity
                                                                 1,577.3             1,677.4             1,632.4             1,663.1
------------------------------------------------------------------------------------------------------------------------------------
Grand Cayman and New York Branches                      4,149.3    853.5    4,410.2    936.5    4,254.6    919.2    3,976.2    970.1
Itau Buen Ayre S.A                                        257.5     91.7      280.7    115.8      865.9    157.6      832.0    148.4
Itau Bank Ltda                                            723.7    344.7      654.4    348.0      634.9    304.3      647.2    306.6
Banco Itau Europa Luxembourg S.A                          196.9     28.1      143.3     27.7      115.2     26.5      114.1     26.4
Banco Itau Europa S.A                                   1,926.4    217.2    1,899.6    207.4    1,604.1    183.7    1,479.3    172.2
IFE - Bemge - Uruguay S.A                                 112.7     40.3      339.6     39.3      274.7     37.6      124.4     34.4
Banco Del Parana S.A                                       13.3      1.8       18.2      2.7       44.3      3.5       47.9      4.9
------------------------------------------------------------------------------------------------------------------------------------
Geographical Distribution of Trade Lines

The distribution of trade credit borrowings by Itaú has continued to be broadly based and remained almost unchanged in relation to sources and the number of correspondent banks. This has occurred in a scenario marked by a decrease in the total number of banks as a result of mergers and acquisitions.

Total of Corresponding Banks: 130

Banco Itaú Buen Ayre

Argentina is still undergoing an uncertain political and economical scenario. Banco Itaú, on the other hand, is well positioned, particularly taking into account the size of its operations in Argentina through Banco Itaú Buen Ayre. Free from the high exposure represented by Argentine federal bonds, which affected most of that country’s financial institutions, Itaú Buen Ayre has managed to maintain satisfactory liquidity levels. The appreciation of the Argentine Peso against the dollar in the third quarter was one of the causes for the losses recorded, as the Bank maintains its assets indexed to the U.S. dollar.

From the point of view of Banco Itaú Brasil, following the same criteria used in the second quarter of the year, almost the entire results of operations in Argentina were considered extraordinary. Furthermore, this extraordinary loss and the foreign exchange loss on investments were fully absorbed by the Provision for Investment Devaluation established in December 2001 (See Note 19c to the financial statements).

                                                     -------------------------------------------------------------------------------
                                                                                                                         US$ Million
                                                     -------------------------------------------------------------------------------
Balance Sheet                                         Exchange Rate Parity Peso/US$      3.7476      3.9079      1.0000      1.0000
                                                     -------------------------------------------------------------------------------
                                                                          Sep 30,02               Jun 30,02   Sep 30,01   Jun 30,01
ASSETS                                                            Pesos         US$       Total       Total       Total       Total
------------------------------------------------------------------------------------------------------------------------------------
Current and Long Term Assets                                        108        117          226         249         797         761
Cash and cash equivalents                                            19          8           27          21          43          36
Interbank Funds Applied                                              11          -           11          13          18          35
Securities (*)                                                        7         78           84          89         146         134
Interbank and Interbranch Accounts                                    1          1            2           3          40          45
Loan and Leasing Operations                                          82         27          109         126         359         417
Allowance for loan losses                                           (28)        (2)         (30)        (20)        (27)        (30)
Prepaid Expenses                                                      1          -            1           0           1           1
Other Assets                                                         16          5           21          16         217         123
Permanent Assets                                                     32          -           32          32          69          71

Total Assets                                                        140        117          257         281         866         832
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Sep 30,02               Jun 30,02   Sep 30,01   Jun 30,01
LIABILITIES                                                       Pesos         US$       Total       Total       Total       Total
------------------------------------------------------------------------------------------------------------------------------------
Current and Long Term Liabilities                                   153          13         166         165         709         684
Deposits                                                            124           1         126         129         459         504
Borrowing                                                            --          11          11          13          34          47
Other Liabilities                                                    28           1          30          22         216         133
Stockholders' Equity                                                 92          --          92         116         157         148
Capital and Reserves                                                 40          --          40          42         148         148
Recurring Result of the Period                                        1          --           1           1           9          --
Extraordinary Result of the Period                                   51          --          51          74          --          --

Total Liabilities                                                   245          13         257         281         866         832
------------------------------------------------------------------------------------------------------------------------------------

(*)This  includes the Bonus  established by the Argentine  authorities to offset losses  with the  "pesification".  The Bonus was  adjusted to 30% of face value, corresponding to US$ 7 million.

Loan and Leasing Operations
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Sep 30,02               Jun 30,02   Sep 30,01   Jun 30,01
BREAKDOWN                                                         Pesos         US$       Total       Total       Total       Total
------------------------------------------------------------------------------------------------------------------------------------
Individuals                                                          25           1          26          27         121         134
Companies                                                            57          26          83          99         238         283
Total                                                                82          27         109         126         359         417

Allowance for Loan Losses
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Sep 30,02               Jun 30,02   Sep 30,01   Jun 30,01
BREAKDOWN                                                         Pesos         US$       Total       Total       Total       Total
------------------------------------------------------------------------------------------------------------------------------------
Individuals                                                         (21)         --         (21)        (19)        (24)        (27)
Companies                                                            (7)         (2)         (9)         (1)         (3)         (3)
Total                                                               (28)         (2)        (30)        (20)        (27)        (30)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Credit Portfolio Composition by Risk Level
------------------------------------------------------------------------------------------------------------------------------------
                                                                           Sep 30,02                                           Total
                                             AA       A       B        C           D        E       F        G        H    Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Portfolio - Individuals                      --      --      16        1          --        1      --       --        8          26
Portfolio - Companies                        21      14       2        5          29       --      12       --       --          83
Portfolio - Total                            21      14      18        6          29        1      12       --        8         109
Allowance                                    --      --      --       --          (3)      --      (7)      --       (8)        (18)
Excess Allowance                             --      --      (4)      (1)         --       --      (7)      --       --         (12)
Allowance - Total                            --      --      (4)      (1)         (3)      --     (14)      --       (8)        (30)
------------------------------------------------------------------------------------------------------------------------------------
                                                                           Jun 30,02                                           Total
                                             AA       A       B        C           D        E       F        G        H    Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Portfolio - Individuals                      --      --      17        1           1       --       1        1        6          27
Portfolio - Companies                        55      15      25        4          --       --       1       --       --          99
Portfolio - Total                            55      15      42        4           1       --       2        1        6         126
Allowance                                    --      --      (1)      --          --       --      (1)      (1)      (6)         (9)
Excess Allowance                             --      --      (7)      (2)         (1)      --      (1)      --       --         (11)
Allowance - Total                            --      --      (8)      (2)         (1)      --      (2)      (1)      (6)        (20)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Relevant Data
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Sep 30,02       Jun 30,02       Sep 30,01      Jun 30,01
------------------------------------------------------------------------------------------------------------------------------------
Recuring net income per quarter (In US$ Million)                                    0              (0)              9              1
Extraordinary net income per quarter (In US$ Million)                             (22)             14              --             --
Net Distribution
  Branches                                                                         78              78              80             80
  CSBs                                                                             24              24              30             30
  Automated Teller Machines                                                       299             300             319            316
Employees                                                                       1,042           1,075           1,385          1,387
------------------------------------------------------------------------------------------------------------------------------------

Third Quarter of 2002

The domestic and international markets underwent another period of uncertainties and lack of definitions which directly resulted in greater volatility in asset prices. As regards the Brazilian scenario, the significant valuation of 36.9% in the U.S. dollar, which significantly increased the debt/GNP ratio and led foreign investors to raise their fears about the Brazilian sovereign risk, comes in a moment of changes and uncertainties with respect to the macroeconomic policy to be adopted after the inauguration of the new Brazilian President.

In the foreign scenario, the stirring up of conflicts in the Middle East and the imminent attack of the United States against Iraq were of no help in the recovery of the world’s economic growth. Such slowing down has adversely affected the capital markets and also contributed to fluctuations over the referred to period.

However, despite the above-mentioned difficulties, Itaú, favored by a conservative policy against its exposure to several risks, has succeeded in maximizing the return/risk ratio of its positions, even in a disturbing environment such as the one faced in the third quarter of 2002.

Market Risk

Domestic Market

The following table presents an analysis of the risk positions resulting from commercial operations and those linked to the management of risk for these same positions (Structural Gap) in Brazil, which have been calculated using proprietary models. The profile of risk positions for these operations does not vary greatly due to changes in the situation of the market.

During this period, we should highlight the increase in values at risk (VaR) of the foreign exchange portfolio arising from the increasing volatility of the dollar and foreign-exchange coupon markets, although the institution had reduced its exposure to such risk factors.

Despite the increase in the Structural Gap’s Overall VaR as compared to the prior quarter, it represents just 2.2% of the consolidated equity of the institution.

Structural gap VaR (*)

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Sep 30, 02      Jun 30, 02
------------------------------------------------------------------------------------------------------------------------------------
Fixed Rate Risk Factor                                                                                         25.0            13.2
Benchmark Rate (TR) Risk Factor                                                                                84.8           122.7
Foreign Exchange Risk Factor                                                                                  265.0           108.3
Diversification Impact                                                                                       (165.3)          (99.5)
Global VaR                                                                                                    209.6           144.7
-----------------------------------------------------------------------------------------------------------------------------------
(*) VaR refers to the maximum potential loss of 1 day, with a 99% confidence level.

For better details of Risk Management: Click here

The bank’s own trading portfolio, which is set forth below, is used to seek the best alternatives available among the various opportunities for investment in domestic and international markets. Despite the fact that it is more susceptible to market conditions and that the portfolio can change significantly, portfolio management is dynamic, permitting quicker development of trading strategies. As shown in the table below, the VaR of the bank’s trading book is very small and represents an immaterial portion of the bank’s capital.

Also in this case, the higher volatility of the US dollar and foreign-exchange coupon, especially for shorter terms, resulted in an increase of the Foreign Exchange Trading Desk VaR. Note, however, the reduction in the difference between maximum and minimum VaR, as compared to prior quarter, as a result of a more conservative policy for the various portfolios throughout the third quarter of 2002.

Own Portfolio Trading Desk VaR (*)

                                                                                                                          R$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              3rd Q./02   2nd Q./02
------------------------------------------------------------------------------------------------------------------------------------
Local Currency Trading Desk                                                                                         0.8         1.5
Foreign Currency Trading Desk                                                                                       4.0         2.6
Floating Rate Desk                                                                                                  0.5         0.7
Options Desk                                                                                                        1.7         1.8
Overseas Market Desk                                                                                                3.0         1.4
Diversification Impact                                                                                             (2.3)       (2.9)
------------------------------------------------------------------------------------------------------------------------------------
Global VaR                                                                                                          7.7         5.1
------------------------------------------------------------------------------------------------------------------------------------
Maximum Global VaR                                                                                                 13.1        24.0
------------------------------------------------------------------------------------------------------------------------------------
Minimum Global VaR                                                                                                  4.8         2.0
------------------------------------------------------------------------------------------------------------------------------------
(*) VaR refers to the maximum potential loss of 1 day, with a 99% confidence level.

International Market

The international scenario did not improve during the third quarter. The US exchanges did not recover from the credibility shock of the capital market, and the situation of the Argentine economy is still fragile. As a result, international markets remain highly volatile, which impacts the perception of Brazil’s sovereign risk.

The Overseas portfolio, which includes the Grand Cayman and New York branches and Itaú Bank, now includes, in view of a more conservative policy, assets that are less exposed to the sovereign risk of emerging countries, which caused a sharp drop of this portfolio’s overall risk. The less volatile Libor risk did not vary much.

Overseas VaR (*)

                                                                                                                         US$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Sep 30, 02  Jun 30, 02
------------------------------------------------------------------------------------------------------------------------------------
Sovereign Risk Factor                                                                                               6.9        24.9
Libor Risk Factor                                                                                                   0.3         0.8
Diversification Impact                                                                                             (0.4)       (1.3)
------------------------------------------------------------------------------------------------------------------------------------
Global VaR                                                                                                          6.8        24.4
------------------------------------------------------------------------------------------------------------------------------------
Maximum Global VaR                                                                                                 23.4        24.8
------------------------------------------------------------------------------------------------------------------------------------
Minimum Global VaR                                                                                                  6.8         4.8
------------------------------------------------------------------------------------------------------------------------------------
(*) VaR refers to the maximum potential loss of 1 day, with a 99% confidence level.

Notwithstanding international turmoil, Banco Itaú Europa reduced its portfolios’ exposure to Sovereign Risk of emerging countries and Euribor because it adopted a more conservative portfolio management strategy.

Banco Itaú Europa VaR (*)

                                                                                                                         US$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Sep 30, 02  Jun 30, 02
------------------------------------------------------------------------------------------------------------------------------------
Euribor Risk Factor                                                                                                  --         1.0
Libor Risk Factor                                                                                                   0.1         0.1
Sovereign Risk factor                                                                                               0.3         0.8
Diversification Impact                                                                                             (0.1)       (0.3)
------------------------------------------------------------------------------------------------------------------------------------
Global VaR                                                                                                          0.3         1.6
------------------------------------------------------------------------------------------------------------------------------------
Maximum Global VaR                                                                                                  2.0         2.6
------------------------------------------------------------------------------------------------------------------------------------
Minimum Global VaR                                                                                                  0.3         0.6
------------------------------------------------------------------------------------------------------------------------------------
(*) VaR refers to the maximum potential loss of 1 day, with a 99% confidence level.

The VaR for the positions of Itaú in Argentina described below remained insignificant throughout the first nine months of 2002. This was due to the implementation of a conservative risk management policy which fostered adequate matching of maturities and currencies between the assets and liabilities of Itaú Buen Ayre.

Banco Itaú Buen Ayre VaR (*)

                                                                                                                         US$ Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Sep 30, 02  Jun 30, 02
------------------------------------------------------------------------------------------------------------------------------------
Dollar Risk Factor                                                                                                   --          --
Libor Risk Factor                                                                                                    --          --
Peso Risk Factor                                                                                                    0.1         0.2
Diversification Impact                                                                                               --          --
------------------------------------------------------------------------------------------------------------------------------------
Global VaR                                                                                                          0.1         0.2
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Maximum Global VaR                                                                                                  0.2         1.1
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Minimum Global VaR                                                                                                  0.1         0.2
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(*) VaR refers to the maximum potential loss of 1 day, with a 99% confidence level.

Liquidity risk

The Central Bank of Brazil (BACEN) issued several measures which reduced drastically the liquidity of financial institutions. These measures were previously discussed in Regulatory Amendments to Banking Operations and Subsequent Events.

Despite the above-mentioned measures, Itaú has maintained its liquidity at extremely high levels due to its conservative cash management policy.

Operational Risk

Banco Itaú has been developing an operational loss model that consists of two modules.

The first module, which mainly focuses on managing operational risks, has already been implemented. The module permits the recording of errors that have a material financial impact or that involve a risk to the bank’s image, allowing quick action to correct problematic procedures.

The second module, which is now under development, mainly focuses on the control of operational risks. It consists of a data bank that includes all operational errors that involve a financial loss. The purpose of this module is to measure losses using a quantitative model, identify provisions required based on expected losses, and allocate capital by business unit to cover unexpected losses, thus permitting that prices for the institution’s products and services are correctly calculated.

Banco Itaú expects that the development of these mechanisms for the management and control of operational risk will allow it to comply with the requirements of regulatory bodies, as well as perpetuate its image as a solid and reliable bank that is quick to adapt to changes and identifies trends for the future. The models are perfectly aligned with the proposals under discussion by the Basel Committee, and they should be ready for use when the new Agreement expected for 2006 goes into effect.

Report of Independent Accountants on of Supplementary Information November 1, 2002 To the Board of Directors and Stockholders Banco Itaú S.A.

1. In connection with our limited reviews of the accounting information included in the Quarterly Information of Banco Itaú S.A. and subsidiary companies as of and for the periods ended September 30, 2002 and 2001, based on which we issued a report without exceptions dated November 1, 2002, we also performed a review of the supplementary information included in the Management’s Discussion & Analysis of Banco Itaú S.A. and subsidiary companies.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accountancy Council for the purpose of reviewing the accounting information contained in the supplementary information included in the Management’s Discussion & Analysis of Banco Itaú S.A. and subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information included in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank’s and subsidiary companies’ financial position and operations. The supplementary information included in the Management’s Discussion & Analysis is presented to permit additional analysis, and is not an integral part of the Quarterly Information.

3. Based on our reviews, we are not aware of any material modifications which should be made to this supplementary information for it to be fairly stated, in all material respects, in relation to the Quarterly Information taken as a whole.

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Ricardo Baldin Partner Contador CRC 1SP110374/O-0